UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                                                              ---------------
                            WASHINGTON, D.C. 20549            OMB Number:
                                                              3235-0145
                                                              Expires: October
                                                              31, 1997
                                 SCHEDULE 13D                 Estimated average
                                                              burden hours per
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934   response...14.90
                             (AMENDMENT NO.____)*



                         MK Rail Corporation
- -----------------------------------------------------------------------
                           (Name of Issuer)

                    Common stock, $.01 par value
- -----------------------------------------------------------------------------
                   (Title of Class of Securities)


                               55305T102
          --------------------------------------------------
                           (CUSIP Number)

                          Judith Welcom, Esq.
                          Brown & Wood LLP
                         One World Trade Center
                        New York, New York 10048


- -------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                           September 14, 1996
- ---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746(12/91)


                                 SCHEDULE 13D

CUSIP NO. 55305T102                         PAGE   1    OF    2    PAGES
          ---------                              -------    -------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch & Co., Inc.
       #13-2740599

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) /x/
3      SEC USE ONLY

4      SOURCE OF FUNDS*     OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF          7      SOLE VOTING POWER
       SHARES                         -0-
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY                     approximately 579,979.27
       EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       -0-
      PERSON           10     SHARED DISPOSITIVE POWER
       WITH                        approximately 579,979.27


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            approximately 579,979.27

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                      / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.3%
14     TYPE OF REPORTING PERSON*
             HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                              SCHEDULE 13D

CUSIP NO. 55305T102                     PAGE   2    OF    2    PAGES
          ---------                           -------    -------

1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch, Pierce, Fenner & Smith Incorporated
       #13-5674085

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                  (b) /x/

3      SEC USE ONLY

4      SOURCE OF FUNDS*     OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF           7      SOLE VOTING POWER
       SHARES                         -0-
    BENEFICIALLY         8      SHARED VOTING POWER
      OWNED BY                      approximately 579,979.27
       EACH              9      SOLE DISPOSITIVE POWER
     REPORTING                        -0-
      PERSON            10     SHARED DISPOSITIVE POWER
      WITH                          approximately 579,979.27

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            approximately 579,979.27

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                     / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.3%
14     TYPE OF REPORTING PERSON*
            BD

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                 SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This schedule relates to the common stock, $.01 par value of MK Rail Corporation, a Delaware corporation ("MK Rail"). The principal executive office of MK Rail is 1200 Reedsdale Street, Pittsburgh, PA 15233.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of MK Rail and is being filed by (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a registered broker-dealer, as the beneficial owner of approximately 579,979.27 shares of Common Stock of MK Rail and (b) Merrill Lynch & Co., Inc. ("ML&Co.") by virtue of its ownership of 100 percent of the outstanding capital stock of MLPF&S. MLPF&S and ML&Co. are collectively referred to herein as the "Reporting Persons."

     (b) The principal business address of each of MLPF&S and ML&Co is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

     (c) The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of ML&Co. are set forth in Schedule A and is incorporated herein by reference.

     (d)-(e) Except as disclosed on Schedule B, none of the Reporting Persons, nor to the best knowledge of ML&Co., any of the executive officers and directors listed on Schedule A hereto has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the Reporting Persons' place of organization is Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Under the Plan, MLPF&S will become entitled to receive shares of MK Rail, the number of which cannot be calculated since it will depend upon the average market price for the Common Stock of MK Rail for the twenty-three consecutive trading days ending on September 24, 1996. Based upon the average price of the Common Stock of MK Rail for a portion of such designated trading days up to September 19, 1996, MLPF&S, as a Class MK-3 creditor (as defined in the Plan), expects to receive approximately 579,979.27 shares of Common Stock of MK Rail pursuant to the Plan. Under the Plan, shareholders of MKC became entitled to participate in a rights offering pursuant to which such holders received, inter alia, the right to acquire Common Stock of MK Rail during a specified period ending on September 24, 1997. Depending upon (i) the final calculation of the average market price for the Common Stock for the full twenty-three consecutive trading days and (ii) the outcome of the rights offering, the number of shares of MK Rail Common Stock to which MLPF&S will become entitled to under the Plan may increase or decrease.

     The Plan required creditors of MKC, including MLPF&S, to be bound by the terms of a Stockholders Agreement (as described below). Accordingly, MLPF&S may be deemed to be a party to such Stockholders Agreement with certain other stockholders (the "Stockholders") pursuant to which the shares of Common Stock of MK Rail owned by MLPF&S and the Stockholders exceeds 5% of the amount of Common Stock of MK Rail outstanding and must be voted for certain nominees for election to MK Rail's board of directors and certain transfer restrictions apply to MLPF&S and the Stockholders. MLPF&S and the Stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock of MK Rail held by the Stockholders and disclaim that they constitute a group with the Stockholders for purposes of Section 13(d)(3) of the Exchange Act.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons became entitled to the approximately 579,979.27 shares of MK Rail Common Stock in the manner described in Item 3 above and, except as described below, have no plans or proposals that would result in
(1) the acquisition by any person of additional securities of MK Rail or the disposition of securities of MK Rail, except as may be disposed of for estate planning reasons; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of MK Rail or any of its subsidiaries;
(3) a sale or transfer of a material amount of assets of MK Rail or any of its subsidiaries; (4) any change in the present board of directors or management of MK Rail, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of MK Rail; (5) any material change in the present capitalization or dividend policy of MK Rail; (6) any other material change in the business or corporate structure of MK Rail; (7) changes in the charter, by-laws or instruments corresponding thereto of MK Rail, or other actions which may impede the acquisition of control of MK Rail by any person; (8) any class of securities of MK Rail being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of MK Rail becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above. The Reporting Persons, however, reserve the right to change their plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value of their investment including, among other things, from time to time increasing or decreasing the number of MK Rail Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of MK Rail Common Stock in open market or privately negotiated transactions or otherwise depending on existing market conditions and other considerations discussed below. The Reporting Persons intend to review their investment in MK Rail on a continuing basis and, depending upon the price and availability of MK Rail Common Stock, subsequent developments affecting MK Rail, the general business and future prospects of MK Rail, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in MK Rail.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Following the confirmation of the Plan on September 14, 1996, the Reporting Persons became entitled to receive approximately 579,979.27 shares of Common Stock of MK Rail or such lower or higher number of shares of Common Stock that may be received based on (i) the calculation of the average market price for the twenty-three consecutive trading days ending on September 24, 1996 and (ii) the outcome of the rights offering described above, which amount will constitute less than 5% of the shares of Common Stock of MK Rail estimated to be outstanding as of September 14, 1996.

Pursuant to a Shareholders Agreement, dated as of June 20, 1986 between MK Rail and MKC (the "Stockholders Agreement"), no holder who receives shares of Common Stock pursuant to the Plan may transfer any shares of Common Stock to any person except under certain circumstances. The restrictions on transfers under the Stockholders Agreement will not apply to any subsequent transferee so long as the transfer was permitted under the Stockholders Agreement.

Pursuant to the Stockholders Agreement, certain persons, including
MLPF&S, have agreed not to (a) solicit proxies, (b) initiate any stockholder proposal for a tender offer, change of control or attempt to convene a stockholders meeting or (c) otherwise seek to influence or control the management or policies of MK Rail. The above restrictions expire on the second anniversary of the distribution of the Common Stock of MK Rail under the Plan (subject to certain alternate termination provisions).

The Stockholders Agreement also provides certain holders, including
MLPF&S, with demand registration rights and piggyback registration rights. Pursuant to the Stockholders Agreement, certain holders may demand that MK Rail file a registration statement under the Securities
Act of 1933, as amended (the "Securities Act") for the resale of the Common Stock received by such holders in accordance with the Plan or, if MK Rail has filed a registration statement pursuant to the Securities Act, such holders may include shares of Common Stock received in accordance with the Plan on MK Rail's registration statement.

(b) The Reporting Persons will have shared power to vote or direct the vote and dispose or direct the disposition of approximately 579,979.27 shares of Common Stock of MK Rail.

(c) During the past 60 days, the Reporting Persons have not effected any transactions in the securities of MK Rail, except as described in Item 3 above.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in Item 5, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to any security of MK Rail. In addition, the Reporting Persons expressly disclaim that they are a member or a group as a result of the imposition of the Plan and the Stockholders Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.         Description
- -----------         -----------

     1         First Amended Plan of Reorganization of Morrison Knudsen
                    Corporation, as confirmed by the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996.

     2 Stockholders Agreement dated as of June 20, 1996 between MK Rail Corporation and Morrison Knudsen Corporation.


                                  SCHEDULE A

          Certain Information Concerning the Executive Officers and
          ---------------------------------------------------------
                    Directors of Merrill Lynch & Co., Inc.
                   --------------------------------------

     Except where indicated, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with ML&Co., the principal address of such person is described under Item 2 above.

Name/Position                                     Present Principal Occupation
- -------------                                     ----------------------------

Daniel F. Tully                                   Same
Chairman of the Board & CEO

Herbert M. Allison, Jr.                           Same
Exec. VP, Corporate and Institutional
Client Group

William O. Bourke (1)                             Former Chairman and Chief
Director                                          Executive Officer, Reynolds
                                                  Metals Co.

Worley H. Clark (2)                               Former Chairman and Chief
Director                                          Executive Officer, Nalco
                                                  Chemical Co.

Jill K. Conway (3)                                Visiting Scholar,
Director                                          Massachusetts Institute of
                                                  Technology

Edward L. Goldberg                                Same
Exec. VP, Operations,
Systems & Communications

Stephen L. Hammerman                              Same
Vice Chariman, Director & General Counsel

Earle H. Harbison, Jr. (4)                        Chairman, Harbison
Director                                          Corporation

George B. Harvey (5)                              Chairman, Pitney
Director                                          Bowes Inc.

William R. Hoover (6)                             Chairman & Former Chief
Director                                          Executive Officer,
                                                  Computer Sciences Corp.

Jerome P. Kenney                                  Same
Exec. VP, Corp. Strategy & Research

David H. Komansky                                 Same
President, COO & Director

Robert P. Luciano (7)                             Chairman, Schering-Plough
Director                                          Corporation

Aulana L. Peters (8)                              Partner of Gibson, Dunn &
Director                                          Crutcher

John J. Phelan, Jr.                               Senior Advisor, Boston
Director                                          Consulting Group

Winthrop H. Smith, Jr.                            Same
Exec. VP, Chairman, Merrill Lynch
 International

John L. Steffens                                  Same
Exec. VP, Private Client Group

William L. Weiss (9)                              Chairman Emeritus, Ameritech
Director                                          Corporation

Joseph T. Willet                                  Same
Senior VP, CFO

Arthur H. Zeikel (10)                             Same
Exec. VP, Asset Management Group

______________
1    Reynolds Metals Company
     6601 West Broad St.
     Richmond, Va 23230

2    W. H. Clark Associates, Ltd.
     135 South LaSalle St.
     Suite 1117
     Chicago, IL 60603

3    Massachusetts Institute of Technology
     Program on Science, Technology & Society
     STS Building
     E-51, Room 209 F
     Cambridge, MA 02139

4    Harbison Corporation
     7700 Bonhomme Ave.
     Suite 750
     St. Louis, MO 63105

5    Pitney Bowes Inc.
     World Headquarters
     Location #65-27
     One Elmcroft Road
     Stamford, CT 06926-0700

6    Computer Sciences Corp.
     2100 East Grand Ave.
     El Segundo, CA 90245

7    Schering-Plough Corp.
     P.O. Box 1000
     One Giralda Farms
     Madison, NJ 07940-1000

8    Gibson, Dunn & Crutcher
     333 South Grand Ave.
     47th Floor
     Los Angeles, CA 90071

9    One First National Plaza
     21 South Clark St.
     Suite 2530C
     Chicago, IL 60603-2006

10   Merrill Lynch Asset Management
     800 Scudders Mill Rd.
     Plainsboro, NJ 08536



                                  SCHEDULE B


     On April 22, 1993, the Securities and Exchange Commission (the "SEC") issued a cease-and-desist order directing that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), comply with the pricing requirements of Rule 22c-1 of the Investment Company Act of 1940. MLPF&S consented to the issuance of this order without admitting or denying any of the findings or allegations contained therein. Pursuant to the order, MLPF&S agreed to reimburse, with interest, eligible investors for an inadvertent error in secondary market sales of 570 unit investment trusts, which occurred between 1972 and 1987.

     On December 22, 1993, MLPF&S settled an SEC administrative proceeding concerning violations of the SEC's recordkeeping rules with respect to certain year-end securities transactions with Guarantee Security Life Insurance Company and certain unrelated securities transactions in 1986 with Reliance Insurance Company. In connection with the settlement, MLPF&S consented, without admitting or denying any of the findings, to an SEC order of censure, cease and desist, and a requirement to maintain certain procedures to ensure compliance with Section 17(a) of the Exchange Act and Rule 17a-3 thereunder.

     On June 2, 1994, MLPF&S consented to a finding that it violated (i) Rule 17a-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in that it had maintained inaccurate account statements and (ii) Rule 10b-10 of the Exchange Act in that it had failed to confirm to its customers certain transactions which had taken place.

     On October 26, 1996, MLPF&S consented, without admitting or denying any findings, to the issuance of an order by the SEC containing findings that MLPF&S violated Rule G-17 of the Municipal Securities Rulemaking Board. Under the order, MLPF&S was censured and ordered to cease and desist from any future violation of Rule G-17.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 23, 1996


                                        Merrill Lynch & Co., Inc.


                                        /s/ Richard B. Alsop
                                        ---------------------------
                                        Name: Richard B. Alsop*
                                        Title: Attorney-In-Fact


* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 23, 1996


                                       Merrill Lynch, Pierce, Fenner & Smith
                                                   Incorporated


                                       /s/ Richard B. Alsop
                                       ---------------------------
                                       Name: Richard B. Alsop**
                                       Title: Attorney-In-Fact


** Signed pursuant to a power of attorney, dated January 12, 1996, included as Exhibit 3 to this Schedule 13D.


                                                                    EXHIBIT 1



                    IN THE UNITED STATES BANKRUPTCY COURT
                         FOR THE DISTRICT OF DELAWARE

In re:                             )
                                   )
MORRISON KNUDSEN CORPORATION,      )    Case No.  96-1006 (PJW)
a Delaware corporation,            )
                                   )    Chapter 11
Debtor.                            )


                     FIRST AMENDED PLAN OF REORGANIZATION
                                      OF
                         MORRISON KNUDSEN CORPORATION
                   UNDER CHAPTER 11 OF THE BANKRUPTCY CODE


Davit S. Kurtz
Jeffrey W. Linstrom
Kathleen M. Boege
JONES, DAY, REAVIS & POGUE
77 West Wacker Drive
Chicago, Illinois 60601-1692
(312) 782-3939

Robert Dean Avery
JONES, DAY, REAVIS & POGUE
555 West Fifth Street, Suite 4600
Los Angeles, California 90013-1025
(213) 489-3939

ATTORNEYS FOR
MORRISON KNUDSEN CORPORATION

Laura Davis Jones
YOUNG, CONAWAY, STARGATT & TAYLOR
Rodney Square North, Eleventh Floor
P.O. Box 391
Wilmington, Delaware 19899-0391
(302) 571-6600

CO-COUNSEL FOR
MORRISON KNUDSEN CORPORATION


                              TABLE OF CONTENTS


Introduction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . I-1

ARTICLE I.     DEFINED TERMS, RULES OF INTERPRETATION,
          COMPUTATION OF TIME AND GOVERNING LAW . . . . . . . . . . . . . I-1

     A.   Defined Terms . . . . . . . . . . . . . . . . . . . . . . . . . I-1
          1.   "Administrative Claim" . . . . . . . . . . . . . . . . . . I-1
          2.   "Affiliate"  . . . . . . . . . . . . . . . . . . . . . . . I-1
          3.   "Allowed Claim" or "Allowed Unsecured Claim" . . . . . . . I-1
          4.   "Allowed . . . Claim"  . . . . . . . . . . . . . . . . . . I-2
          5.   "Allowed Interest" . . . . . . . . . . . . . . . . . . . . I-2
          6.   "Amerail"  . . . . . . . . . . . . . . . . . . . . . . . . I-2
          7.   "Amerail Environmental Security Agreement" . . . . . . . . I-2
          8.   "Ballots"  . . . . . . . . . . . . . . . . . . . . . . . . I-2
          9.   "Bankruptcy Code"  . . . . . . . . . . . . . . . . . . . . I-2
          10.  "Bankruptcy Court" . . . . . . . . . . . . . . . . . . . . I-2
          11.  "Bankruptcy Rules"   . . . . . . . . . . . . . . . . . . . I-2
          12.  "Bar Date" . . . . . . . . . . . . . . . . . . . . . . . . I-2
          13.  "Beneficial Holder"  . . . . . . . . . . . . . . . . . . . I-2
          14.  "Boise Landlord" . . . . . . . . . . . . . . . . . . . . . I-2
          15.  "Boise Landlord Cash Distribution" . . . . . . . . . . . . I-2
          16.  "Boise Landlord Claims"  . . . . . . . . . . . . . . . . . I-2
          17.  "Boise Landlord Class MK-6 Rights Exercise Proceeds  . . . I-3
          18.  "Boise Landlord Combined Company Common Stock" . . . . . . I-3
          19.  "Boise Landlord New MK Common Stock" . . . . . . . . . . . I-3
          20.  "Boise Leases" . . . . . . . . . . . . . . . . . . . . . . I-3
          21.  "Bonding Company"  . . . . . . . . . . . . . . . . . . . . I-3
          22.  "Bonding Company Cash Distribution . . . . . . . . . . . . I-3
          23.  "Bonding Company Class MK-3 Rights Exercise Proceeds"  . . I-3
          24.  "Bonding Company Class MK-6 Rights Exercise Proceeds"  . . I-3
          25.  "Bonding Company Combined Company Common Stock"  . . . . . I-3
          26.  "Bonding Company MK Rail Note Proceeds"  . . . . . . . . . I-3
          27.  "Bonding Company MK Rail Stock"  . . . . . . . . . . . . . I-3
          28.  "Bonding Company New MK Common Stock"  . . . . . . . . . . I-3
          29.  "Bridge Loan"  . . . . . . . . . . . . . . . . . . . . . . I-4
          30.  "Bridge Loan Agent"  . . . . . . . . . . . . . . . . . . . I-4
          31.  "Bridge Loan Agreement"  . . . . . . . . . . . . . . . . . I-4
          32.  "Bridge Loan Claims" . . . . . . . . . . . . . . . . . . . I-4
          33.  "Bridge Loan Documents"  . . . . . . . . . . . . . . . . . I-4
          34.  "Bridge Loan Lenders"  . . . . . . . . . . . . . . . . . . I-4
          35.  "Business Day" . . . . . . . . . . . . . . . . . . . . . . I-4
          36.  "Capital Stock"  . . . . . . . . . . . . . . . . . . . . . I-4
          37.  "Cash" . . . . . . . . . . . . . . . . . . . . . . . . . . I-4
          38.  "Cash Distribution"  . . . . . . . . . . . . . . . . . . . I-4
          39.  "Chapter 11 Case"  . . . . . . . . . . . . . . . . . . . . I-4
          40.  "Claim"  . . . . . . . . . . . . . . . . . . . . . . . . . I-4
          41.  "Class"  . . . . . . . . . . . . . . . . . . . . . . . . . I-4
          42.  "Class 3 Funded Debt Distribution" . . . . . . . . . . . . I-4
          43.  "Class 3 Metra Lender Distribution"  . . . . . . . . . . . I-4
          44.  "Class 3 Transit Bonding Distribution" . . . . . . . . . . I-4
          45.  "Class MK-3 Rights Exercise Proceeds"  . . . . . . . . . . I-5
          46.  "Class MK-6 Rights Exercise Proceeds"  . . . . . . . . . . I-5
          47.  "Combined Company" . . . . . . . . . . . . . . . . . . . . I-5
          48.  "Combined Company Bylaws"  . . . . . . . . . . . . . . . . I-5
          49.  "Combined Company Certificate of Incorporation"  . . . . . I-5
          50.  "Combined Company Common Stock"  . . . . . . . . . . . . . I-5
          51.  "Combined Company Registration Rights Agreement" . . . . . I-5
          52.  "Combined Company Rights"  . . . . . . . . . . . . . . . . I-5
          53.  "Combined Company Rights Aggregate Consideration"  . . . . I-6
          54.  "Combined Company Rights Aggregate Percentage" . . . . . . I-6
          55.  "Combined Company Rights Exercise Period"  . . . . . . . . I-6
          56.  "Combined Company Rights Exercise Price" . . . . . . . . . I-6
          57.  "Combined Company Rights Exercise Proceeds"  . . . . . . . I-6
          58.  "Combined Company Rights Expiration Date"  . . . . . . . . I-6
          59.  "Combined Company Securities"  . . . . . . . . . . . . . . I-7
          60.  "Combined Company Series A Preferred Stock"  . . . . . . . I-7
          61.  "Combined Company Warrant Agreement" . . . . . . . . . . . I-7
          62.  "Combined Company Warrants"  . . . . . . . . . . . . . . . I-7
          63.  "Common Stock Exchange"  . . . . . . . . . . . . . . . . . I-7
          64.  "Confirmation" . . . . . . . . . . . . . . . . . . . . . . I-7
          65.  "Confirmation Date"  . . . . . . . . . . . . . . . . . . . I-7
          66.  "Confirmation Order" . . . . . . . . . . . . . . . . . . . I-7
          67.  "Creditor Distribution Exhibit"  . . . . . . . . . . . . . I-7
          68.  "Debtor" . . . . . . . . . . . . . . . . . . . . . . . . . I-7
          69.  "Delaware General Corporation Law" . . . . . . . . . . . . I-7
          70.  "Derivative Actions" . . . . . . . . . . . . . . . . . . . I-7
          71.  "Derivative Actions Settlements" . . . . . . . . . . . . . I-7
          72.  "DIP Financing Facility" . . . . . . . . . . . . . . . . . I-7
          73.  "Disbursing Agent" . . . . . . . . . . . . . . . . . . . . I-8
          74.  "Disclosure Statement" . . . . . . . . . . . . . . . . . . I-8
          75.  "Disputed Claim" . . . . . . . . . . . . . . . . . . . . . I-8
          76.  "Disputed Interest"  . . . . . . . . . . . . . . . . . . . I-8
          77.  "Distribution Agreement" . . . . . . . . . . . . . . . . . I-8
          78.  "Distribution Record Date" . . . . . . . . . . . . . . . . I-8
          79.  "Double Derivative Action" . . . . . . . . . . . . . . . . I-8
          80.  "Effective Date" . . . . . . . . . . . . . . . . . . . . . I-8
          81.  "Effective Time" . . . . . . . . . . . . . . . . . . . . . I-8
          82.  "Estate" . . . . . . . . . . . . . . . . . . . . . . . . . I-8
          83.  "Exchange Act" . . . . . . . . . . . . . . . . . . . . . . I-8
          84.  "Exercise Notice"  . . . . . . . . . . . . . . . . . . . . I-8
          85.  "Existing Guaranties"  . . . . . . . . . . . . . . . . . . I-8
          86.  "Existing Guaranty Claims" . . . . . . . . . . . . . . . . I-8
          87.  "Existing Indebtedness Agent"  . . . . . . . . . . . . . . I-9
          88.  "Existing LC Claims" . . . . . . . . . . . . . . . . . . . I-9
          89.  "Existing Lender Agreements" . . . . . . . . . . . . . . . I-9
          90.  "Existing Letters of Credit" . . . . . . . . . . . . . . . I-9
          91.  "Existing Loan Documents"  . . . . . . . . . . . . . . . . I-9
          92.  "Existing Loans" . . . . . . . . . . . . . . . . . . . . . I-9
          93.  "File," "Filed" or "Filing"  . . . . . . . . . . . . . . . I-9
          94.  "Final Order"  . . . . . . . . . . . . . . . . . . . . . . I-9
          95.  "Funded Debt Cash Distribution"  . . . . . . . . . . . . . I-9
          96.  "Funded Debt Claims" . . . . . . . . . . . . . . . . . . . I-9
          97.  "Funded Debt Class MK-3 Rights Exercise Proceeds"  . . . . I-9
          98.  "Funded Debt Class MK-6 Rights Exercise Proceeds"  . . . . I-9
          99.  "Funded Debt Combined Company Common Stock"  . . . . . . . I-9
          100. "Funded Debt Lenders"  . . . . . . . . . . . . . . . . .  I-10
          101. "Funded Debt MK Rail Note Proceeds"  . . . . . . . . . .  I-10
          102. "Funded Debt MK Rail Stock"  . . . . . . . . . . . . . .  I-10
          103. "Funded Debt New MK Common Stock"  . . . . . . . . . . .  I-10
          104. "Funded Debt Pro Rata Share" . . . . . . . . . . . . . .  I-10
          105. "Holder" . . . . . . . . . . . . . . . . . . . . . . . .  I-10
          106. "Impaired .  .  ." . . . . . . . . . . . . . . . . . . .  I-10
          107. "Indemnification Agreement"  . . . . . . . . . . . . . .  I-10
          108. "Initial Equity Recovery"  . . . . . . . . . . . . . . .  I-10
          109. "Initial Residual Equity Distribution" . . . . . . . . .  I-10
          110. "Intercreditor Agreement"  . . . . . . . . . . . . . . .  I-11
          111. "Interest" . . . . . . . . . . . . . . . . . . . . . . .  I-11
          112. "Lender Cash Distribution" . . . . . . . . . . . . . . .  I-11
          113. "Lender Class MK-3 Rights Exercise Proceeds" . . . . . .  I-11
          114. "Lender Class MK-6 Rights Exercise Proceeds" . . . . . .  I-11
          115. "Lender Combined Company Common Stock" . . . . . . . . .  I-11
          116. "Lender MK Rail Note Proceeds" . . . . . . . . . . . . .  I-11
          117. "Lender MK Rail Stock" . . . . . . . . . . . . . . . . .  I-11
          118. "Lender New MK Common Stock" . . . . . . . . . . . . . .  I-11
          119. "Lender Steering Committee"  . . . . . . . . . . . . . .  I-11
          120. "Lenders"  . . . . . . . . . . . . . . . . . . . . . . .  I-11
          121. "Liquidating Trust"  . . . . . . . . . . . . . . . . . .  I-11
          122. "Liquidating Trust Agreement"  . . . . . . . . . . . . .  I-12
          123. "Liquidating Trust Cash Distribution . . . . . . . . . .  I-12
          124. "Liquidating Trust Class MK-3 Rights
                Exercise Proceeds"  . . . . . . . . . . . . . . . . . .  I-12
          125. "Liquidating Trust Class MK-6 Rights
                Exercise Proceeds"  . . . . . . . . . . . . . . . . . .  I-12
          126. "Liquidating Trust Combined Company Common Stock"  . . .  I-12
          127. "Liquidating Trust MK Rail Note Proceeds"  . . . . . . .  I-12
          128. "Liquidating Trust MK Rail Stock"  . . . . . . . . . . .  I-12
          129. "Liquidating Trust New MK Common Stock"  . . . . . . . .  I-12
          130. "Liquidating Trustee"  . . . . . . . . . . . . . . . . .  I-13
          131. "Master Ballots" . . . . . . . . . . . . . . . . . . . .  I-13
          132. "Merger" . . . . . . . . . . . . . . . . . . . . . . . .  I-13
          133. "Merger Agreement" . . . . . . . . . . . . . . . . . . .  I-13
          134. "Metra Agent"  . . . . . . . . . . . . . . . . . . . . .  I-13
          135. "Metra Ceiling Amount" . . . . . . . . . . . . . . . . .  I-13
          136. "Metra Credit Agreement" . . . . . . . . . . . . . . . .  I-13
          137. "Metra Floor Amount" . . . . . . . . . . . . . . . . . .  I-13
          138. "Metra Guaranty" . . . . . . . . . . . . . . . . . . . .  I-13
          139. "Metra Lender Cash Distribution" . . . . . . . . . . . .  I-13
          140. "Metra Lender Claims"  . . . . . . . . . . . . . . . . .  I-13
          141. "Metra Lender Class MK-3 Rights Exercise Proceeds" . . .  I-13
          142. "Metra Lender Class MK-6 Rights Exercise Proceeds" . . .  I-13
          143. "Metra Lender Combined Company Common Stock" . . . . . .  I-13
          144. "Metra Lender MK Rail Note Proceeds" . . . . . . . . . .  I-13
          145. "Metra Lender MK Rail Stock" . . . . . . . . . . . . . .  I-14
          146. "Metra Lender New MK Common Stock" . . . . . . . . . . .  I-14
          147. "Metra Lender Pro Rata Share"  . . . . . . . . . . . . .  I-14
          148. "Metra Lenders"  . . . . . . . . . . . . . . . . . . . .  I-14
          149. "MK" . . . . . . . . . . . . . . . . . . . . . . . . . .  I-14
          150. "MK Rail"  . . . . . . . . . . . . . . . . . . . . . . .  I-14
          151. "MK Rail Note" . . . . . . . . . . . . . . . . . . . . .  I-14
          152. "MK Rail Note Cancellation Agreement"  . . . . . . . . .  I-14
          153. "MK Rail Note Proceeds"  . . . . . . . . . . . . . . . .  I-14
          154. "MK Rail Rights" . . . . . . . . . . . . . . . . . . . .  I-14
          155. "MK Rail Rights Plan"  . . . . . . . . . . . . . . . . .  I-14
          156. "MK Rail Securities Class Action Plaintiffs" . . . . . .  I-14
          157. "MK Rail Securities Class Actions" . . . . . . . . . . .  I-14
          158. "MK Rail Stock"  . . . . . . . . . . . . . . . . . . . .  I-15
          159. "MK Rail Stockholders Agreement" . . . . . . . . . . . .  I-15
          160. "MK Securities Class Action Plaintiffs"  . . . . . . . .  I-15
          161. "MK Securities Class Actions"  . . . . . . . . . . . . .  I-15
          162. "MKO"  . . . . . . . . . . . . . . . . . . . . . . . . .  I-15
          163. "National Steel Guaranty"  . . . . . . . . . . . . . . .  I-15
          164. "National Steel Guaranty Claim"  . . . . . . . . . . . .  I-15
          165. "New Bonds Agreement"  . . . . . . . . . . . . . . . . .  I-15
          166. "New Bonds Security Agreement" . . . . . . . . . . . . .  I-15
          167. "New Credit Facility"  . . . . . . . . . . . . . . . . .  I-15
          168. "New Credit Facility Agreement"  . . . . . . . . . . . .  I-15
          169. "New Credit Facility Documents"  . . . . . . . . . . . .  I-15
          170. "New Guaranty" . . . . . . . . . . . . . . . . . . . . .  I-15
          171. "New Lease"  . . . . . . . . . . . . . . . . . . . . . .  I-15
          172. "New Letter of Credit Reimbursement Agreement" . . . . .  I-16
          173. "New MK Amended Certificate of Incorporation"  . . . . .  I-16
          174. "New MK Bylaws"  . . . . . . . . . . . . . . . . . . . .  I-16
          175. "New MK Common Stock"  . . . . . . . . . . . . . . . . .  I-16
          176. "New MK Compensation Plans"  . . . . . . . . . . . . . .  I-16
          177. "New MK Non-Employee Director Plan"  . . . . . . . . . .  I-16
          178. "New MK Registration Rights Agreement" . . . . . . . . .  I-16
          179. "New MK Securities"  . . . . . . . . . . . . . . . . . .  I-16
          180. "New MK Series A Preferred Stock"  . . . . . . . . . . .  I-16
          181. "New MK Stock Compensation Plan" . . . . . . . . . . . .  I-16
          182. "New MK Warrant Agreement" . . . . . . . . . . . . . . .  I-16
          183. "New MK Warrant Exercise Price Formula"  . . . . . . . .  I-16
          184. "New MK Warrants"  . . . . . . . . . . . . . . . . . . .  I-17
          185. "Nondebtor Subsidiaries" . . . . . . . . . . . . . . . .  I-17
          186. "Old Common Stock" . . . . . . . . . . . . . . . . . . .  I-17
          187. "Old Stock Options"  . . . . . . . . . . . . . . . . . .  I-17
          188. "Old Warrants" . . . . . . . . . . . . . . . . . . . . .  I-17
          189. "Ordinary Course Professionals' Order" . . . . . . . . .  I-17
          190. "Other Secured Claims" . . . . . . . . . . . . . . . . .  I-17
          191. "Override Agreement" . . . . . . . . . . . . . . . . . .  I-17
          192. "Override Loan Documents"  . . . . . . . . . . . . . . .  I-17
          193. "Petition Date"  . . . . . . . . . . . . . . . . . . . .  I-17
          194. "Plan" . . . . . . . . . . . . . . . . . . . . . . . . .  I-17
          195. "Plan Participants"  . . . . . . . . . . . . . . . . . .  I-18
          196. "Priority Claim" . . . . . . . . . . . . . . . . . . . .  I-18
          197. "Priority Tax Claim" . . . . . . . . . . . . . . . . . .  I-18
          198. "Pro Rata" . . . . . . . . . . . . . . . . . . . . . . .  I-18
          199. "Professional" . . . . . . . . . . . . . . . . . . . . .  I-18
          200. "Reinstated" or "Reinstatement"  . . . . . . . . . . . .  I-18
          201. "Reorganization Investment Yield"  . . . . . . . . . . .  I-18
          202. "Reorganized Debtor" . . . . . . . . . . . . . . . . . .  I-18
          203. "Residual Equity Recovery Exhibit" . . . . . . . . . . .  I-18
          204. "Restructuring"  . . . . . . . . . . . . . . . . . . . .  I-19
          205. "Rights" . . . . . . . . . . . . . . . . . . . . . . . .  I-19
          206. "Rights Agreement" . . . . . . . . . . . . . . . . . . .  I-19
          207. "Schedules"  . . . . . . . . . . . . . . . . . . . . . .  I-19
          208. "Secured Claim"  . . . . . . . . . . . . . . . . . . . .  I-19
          209. "Secured Funded Debt Claims" . . . . . . . . . . . . . .  I-19
          210. "Secured Metra Lender Claims"  . . . . . . . . . . . . .  I-19
          211. "Secured Transit Bonding Claims" . . . . . . . . . . . .  I-19
          212. "Securities Act" . . . . . . . . . . . . . . . . . . . .  I-19
          213. "Securities Plaintiffs"  . . . . . . . . . . . . . . . .  I-19
          214. "Shareholder Litigation Settlements" . . . . . . . . . .  I-19
          215. "Stipulation of Amount and Nature of Claim"  . . . . . .  I-19
          216. "Subsequent Equity Recovery" . . . . . . . . . . . . . .  I-19
          217. "Subsequent Residual Equity Distribution"  . . . . . . .  I-19
          218. "Subsidiaries" . . . . . . . . . . . . . . . . . . . . .  I-20
          219. "Third-Party Disbursing Agent" . . . . . . . . . . . . .  I-20
          220. "Touchstone Actions" . . . . . . . . . . . . . . . . . .  I-20
          221. "Touchstone Cash Distribution" . . . . . . . . . . . . .  I-20
          222. "Touchstone Claims"  . . . . . . . . . . . . . . . . . .  I-20
          223. "Touchstone Class MK-6 Rights Exercise Proceeds" . . . .  I-20
          224. "Touchstone Combined Company Common Stock" . . . . . . .  I-20
          225. "Touchstone New MK Common Stock" . . . . . . . . . . . .  I-20
          226. "Touchstone Settlement Agreement"  . . . . . . . . . . .  I-20
          227. "Trade Claim"  . . . . . . . . . . . . . . . . . . . . .  I-20
          228. "Transit Asset Purchase Agreement" . . . . . . . . . . .  I-20
          229. "Transit Bonding Claims" . . . . . . . . . . . . . . . .  I-20
          230. "Transit Bonding Companies"  . . . . . . . . . . . . . .  I-21
          231. "Transit Bonds"  . . . . . . . . . . . . . . . . . . . .  I-21
          232. "Transit Reimbursement Agreement"  . . . . . . . . . . .  I-21
          233. "Transit Release"  . . . . . . . . . . . . . . . . . . .  I-21
          234. "Transit Security Agreement" . . . . . . . . . . . . . .  I-21
          235. "Unimpaired Claim" . . . . . . . . . . . . . . . . . . .  I-21
          236. "Unofficial Equity Committee"  . . . . . . . . . . . . .  I-21
          237. "Unsecured Claim"  . . . . . . . . . . . . . . . . . . .  I-21
          238. "Unsecured Funded Debt Claims" . . . . . . . . . . . . .  I-21
          239. "Unsecured Metra Lender Claims"  . . . . . . . . . . . .  I-21
          240. "Unsecured Transit Bonding Claims" . . . . . . . . . . .  I-21
          241. "Voting Instructions"  . . . . . . . . . . . . . . . . .  I-21
          242. "Voting Record Date" . . . . . . . . . . . . . . . . . .  I-21
          243. "Washington" . . . . . . . . . . . . . . . . . . . . . .  I-22
     B.   Rules of Interpretation, Computation of Time and
          Governing Law . . . . . . . . . . . . . . . . . . . . . . . .  I-22
          1.   Rules of Interpretation  . . . . . . . . . . . . . . . .  I-22
          2.   Computation of Time  . . . . . . . . . . . . . . . . . .  I-22
          3.   Governing law  . . . . . . . . . . . . . . . . . . . . .  I-22

ARTICLE II.    ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS  . . . . .  I-23

     A.   Administrative Claims . . . . . . . . . . . . . . . . . . . .  I-23
          1.   In General . . . . . . . . . . . . . . . . . . . . . . .  I-23
          2.   Professionals  . . . . . . . . . . . . . . . . . . . . .  I-23
     B.   Priority Tax Claims . . . . . . . . . . . . . . . . . . . . .  I-23

ARTICLE III.   CLASSIFICATION AND TREATMENT OF
               CLASSIFIED CLAIMS AND INTERESTS  . . . . . . . . . . . .  I-24

     A.   Summary of Claims and Interests . . . . . . . . . . . . . . .  I-24
     B.   Classification and Treatment of Claims Against and
          Interests in MK . . . . . . . . . . . . . . . . . . . . . . .  I-24
          1.   Class MK-1 Priority Claims . . . . . . . . . . . . . . .  I-24
          2.   Class MK-2 -- Bridge Loan Claims . . . . . . . . . . . .  I-25
          3.   Class MK-3 -- Secured Funded Debt Claims,
               Secured Metra Lender Claims
               and Secured Transit Bonding Claims . . . . . . . . . . .  I-25
          4.   Class MK-4 -- Existing LC Claims and
               Existing Guaranty Claims . . . . . . . . . . . . . . . .  I-26
          5.   Class MK-5 -- Other Secured Claims . . . . . . . . . . .  I-26
          6.   Class MK-6 -- Unsecured Funded Debt Claims,
               Unsecured Metra Lender Claims, Unsecured
               Transit Bonding Claims, Boise Landlord
               Claims and Touchstone Claims   . . . . . . . . . . . . .  I-27
          7.   Class MK-7 -- Unsecured Claims . . . . . . . . . . . . .  I-29
          8.   Class MK-8 -- Interests of Holders of
               Old Common Stock and
               Securities Plaintiffs  . . . . . . . . . . . . . . . . .  I-29
          9.   Class MK-9 -- Interests of Holders of
               Old Stock Options and Old Warrants . . . . . . . . . . .  I-30
     C.   Special Provisions Regarding Unimpaired Claims  . . . . . . .  I-30
     D.   Accrual of Postpetition Interest; Payment of
          Postpetition Fees and Expenses  . . . . . . . . . . . . . . .  I-30

ARTICLE IV.    ACCEPTANCE OR REJECTION OF THE PLAN  . . . . . . . . . .  I-31

     A.   Voting Classes  . . . . . . . . . . . . . . . . . . . . . . .  I-31
     B.   Acceptance by Impaired Classes  . . . . . . . . . . . . . . .  I-31
     C.   Presumed Acceptance of Plan . . . . . . . . . . . . . . . . .  I-31
     D.   Deemed Non-Acceptance of Plan . . . . . . . . . . . . . . . .  I-31
     E.   Non-Consensual Confirmation . . . . . . . . . . . . . . . . .  I-31

ARTICLE V.     MEANS FOR IMPLEMENTATION OF THE PLAN . . . . . . . . . .  I-31

     A.   Continued Corporate Existence, Vesting of Assets in the
          Reorganized Debtor and
          Preservation of Rights of Action  . . . . . . . . . . . . . .  I-31
          1.   Continued Corporate Existence and Vesting of Assets  . .  I-31
          2.   Preservation of Rights of Action . . . . . . . . . . . .  I-32
     B.   The Restructuring Transactions  . . . . . . . . . . . . . . .  I-32
          1.   The Merger . . . . . . . . . . . . . . . . . . . . . . .  I-32
               (a)  Consummation of the Merger  . . . . . . . . . . . .  I-32
               (b)  Cancellation of Capital Stock and
                    Existing Loan Documents;
                    Surrender of Securities and Other Documentation . .  I-32
               (c)  Effect of the Merger on Transfer of Securities  . .  I-33
               (d)  The Reorganized Debtor's Obligations
                    Under the Plan  . . . . . . . . . . . . . . . . . .  I-33
          2.   New Letter of Credit Reimbursement Agreement and
               New Guaranties   . . . . . . . . . . . . . . . . . . . .  I-33
          3.   Issuance of Securities and Related Documentation . . . .  I-33
          4.   Establishment of Liquidating Trust . . . . . . . . . . .  I-34
          5.   Establishment of New Credit Facility . . . . . . . . . .  I-34
          6.   Procedures for Exercise of Combined Company Rights . . .  I-34
     C.   Corporate Governance, Directors and Officers, Employment-
          Related Agreements and
          Compensation Programs . . . . . . . . . . . . . . . . . . . .  I-36
          1.   Certificate of Incorporation and Bylaws  . . . . . . . .  I-36
               (a)  Combined Company/Reorganized MK . . . . . . . . . .  I-36
          2.   Directors and Officers   . . . . . . . . . . . . . . . .  I-37
               (a)  The Combined Company/Reorganized MK . . . . . . . .  I-37
          3.   Employment, Retirement, Indemnification and Other
               Agreements and Incentive Compensation Programs;
               Retiree Health and Welfare Benefits  . . . . . . . . . .  I-37
          4.   Corporate Action . . . . . . . . . . . . . . . . . . . .  I-38
     D.   Sources of Cash for Plan Distributions  . . . . . . . . . . .  I-38
     E.   Releases and Related Matters  . . . . . . . . . . . . . . . .  I-38
          1.   Releases by the Debtor . . . . . . . . . . . . . . . . .  I-38
          2.   Releases by Holders of Claims or Interests . . . . . . .  I-39
          3.   Injunction Related to Releases . . . . . . . . . . . . .  I-40
     F.   Release of Liens  . . . . . . . . . . . . . . . . . . . . . .  I-40
     G.   Effectuating Documents; Further Transactions;
          Exemption from Certain Transfer Taxes . . . . . . . . . . . .  I-40
     H.   Approval of Shareholder Litigation Settlements  . . . . . . .  I-41
     I.   MK Rail Note Cancellation Agreement . . . . . . . . . . . . .  I-41

ARTICLE VI.    TREATMENT OF EXECUTORY CONTRACTS
               AND UNEXPIRED LEASES . . . . . . . . . . . . . . . . . .  I-41

     A.   Executory Contracts and Unexpired Leases to Be Assumed  . . .  I-41
          1.   Assumptions Generally  . . . . . . . . . . . . . . . . .  I-41
          2.   Cure of Defaults . . . . . . . . . . . . . . . . . . . .  I-41
     B.   Executory Contracts and Unexpired Leases to Be Rejected;
          Bar Date for Rejection Damages  . . . . . . . . . . . . . . .  I-42
          1.   Rejection Generally  . . . . . . . . . . . . . . . . . .  I-42
          2.   Bar Date for Rejection Damages . . . . . . . . . . . . .  I-42
     C.   Special Executory Contract and Unexpired Lease Matters  . . .  I-42
          1.   Existing Employment, Retirement and
               Other Agreements and Incentive
               Compensation Programs  . . . . . . . . . . . . . . . . .  I-42
          2.   Indemnification Obligations  . . . . . . . . . . . . . .  I-42
     D.   Executory Contracts and Unexpired Leases Entered Into
          and Other Obligations
          Incurred After the Petition Date  . . . . . . . . . . . . . .  I-42

ARTICLE VII.   PROVISIONS GOVERNING DISTRIBUTIONS . . . . . . . . . . .  I-43

     A.   Distributions for Claims and Interests Allowed
          as of the Effective Date  . . . . . . . . . . . . . . . . . .  I-43
     B.   Distributions by Disbursing Agents  . . . . . . . . . . . . .  I-43
          1.   Disbursing Agents  . . . . . . . . . . . . . . . . . . .  I-43
     C.   Delivery of Distributions and Undeliverable or
          Unclaimed Distributions . . . . . . . . . . . . . . . . . . .  I-43
          1.   Delivery of Distributions in General . . . . . . . . . .  I-43
          2.   Undeliverable Distributions  . . . . . . . . . . . . . .  I-44
               (a)  Holding and Investment of Undeliverable
                    Distributions . . . . . . . . . . . . . . . . . . .  I-44
               (b)  After Distributions Become Deliverable  . . . . . .  I-44
               (c)  Failure to Claim Undeliverable Distributions  . . .  I-44
     D.   Distribution Record Date  . . . . . . . . . . . . . . . . . .  I-45
     E.   Means of Cash Payments  . . . . . . . . . . . . . . . . . . .  I-45
     F.   Timing and Calculation of Amounts to Be Distributed . . . . .  I-45
          1.   In General . . . . . . . . . . . . . . . . . . . . . . .  I-45
          2.   Distributions of Stock . . . . . . . . . . . . . . . . .  I-45
          3.   Distributions of Warrants  . . . . . . . . . . . . . . .  I-46
          4.   Distributions of Rights  . . . . . . . . . . . . . . . .  I-46
          5.   Compliance with Tax Regulations  . . . . . . . . . . . .  I-46
     G.   Setoffs . . . . . . . . . . . . . . . . . . . . . . . . . . .  I-47
     H.   Surrender of Cancelled Debt Instruments or Securities . . . .  I-47
          1.   Existing Loan Documents and Capital Stock Certificates .  I-47
          2.   Lost, Stolen, Mutilated or Destroyed Existing Loan
               Documents or Capital Stock Certificates  . . . . . . . .  I-47
          3.   Failure to Surrender Canceled Existing Loan Documents
               or Capital Stock Certificates  . . . . . . . . . . . . .  I-48
     I.   Restrictions Related to MK Rail Stock . . . . . . . . . . . .  I-48
     J.   Pledge by Holder of Boise Landlord Claims of
          Entitlement to Receive Distributions  . . . . . . . . . . . .  I-48

ARTICLE VIII.  PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND
               DISPUTED INTERESTS   . . . . . . . . . . . . . . . . . .  I-48

     A.   Prosecution of Objections to Claims and Interests . . . . . .  I-48
     B.   Treatment of Disputed Claims or Interests . . . . . . . . . .  I-48
          1.   No Payments on Account of Disputed Claims or Interests .  I-48
          2.   Resolution or Estimation of Claims . . . . . . . . . . .  I-49
     C.   Distributions on Account of Disputed Claims or
          Interests Once They Are Allowed . . . . . . . . . . . . . . .  I-49

ARTICLE IX.    CONDITIONS PRECEDENT TO CONFIRMATION AND
               CONSUMMATION OF THE PLAN . . . . . . . . . . . . . . . .  I-49

     A.   Conditions to Confirmation  . . . . . . . . . . . . . . . . .  I-49
     B.   Conditions to Effective Date  . . . . . . . . . . . . . . . .  I-49
     C.   Waiver of Conditions  . . . . . . . . . . . . . . . . . . . .  I-50
     D.   Effect of Nonoccurrence of Conditions to Effective Date . . .  I-50

ARTICLE X.     CRAMDOWN . . . . . . . . . . . . . . . . . . . . . . . .  I-51

ARTICLE XI.    DISCHARGE OF CLAIMS, TERMINATION OF
               INTERESTS, INJUNCTIONS AND SUBORDINATION RIGHTS  . . . .  I-51

     A.   Discharge of Claims and Termination of Interests  . . . . . .  I-51
     B.   Injunctions . . . . . . . . . . . . . . . . . . . . . . . . .  I-51
          1.   Injunction Related to Discharged Claims and
               Terminated Interests . . . . . . . . . . . . . . . . . .  I-51
          2.   Released Claims  . . . . . . . . . . . . . . . . . . . .  I-52
          3.   Consent of Injunction  . . . . . . . . . . . . . . . . .  I-52
          4.   Regulatory or Enforcement Actions  . . . . . . . . . . .  I-52
     C.   Termination of Subordination Rights and
          Settlement of Related Claims and Controversies  . . . . . . .  I-52
     D.   Limitation of Liability in Connection with the Plan,
          Disclosure Statement and Related Document and
          Related Indemnity . . . . . . . . . . . . . . . . . . . . . .  I-53

ARTICLE XII.   RETENTION OF JURISDICTION  . . . . . . . . . . . . . . .  I-53

ARTICLE XIII.  MISCELLANEOUS PROVISIONS . . . . . . . . . . . . . . . .  I-54

     A.   Payment of Statutory Fees . . . . . . . . . . . . . . . . . .  I-54
     B.   Modification of the Plan  . . . . . . . . . . . . . . . . . .  I-55
     C.   Revocation of the Plan  . . . . . . . . . . . . . . . . . . .  I-55
     D.   Severability of Plan Provisions . . . . . . . . . . . . . . .  I-55
     E.   Successors and Assigns  . . . . . . . . . . . . . . . . . . .  I-55
     F.   Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . .  I-55
     G.   Service of Documents on the Debtor or Reorganized Debtor  . .  I-55
     H.   Regulatory or Enforcement Action  . . . . . . . . . . . . . .  I-56


                              TABLE OF EXHIBITS



EXHIBIT                       NAME
- -------                       ----


    A    Merger Agreement (without exhibits)
    B    Combined Company Bylaws*
    C    Combined Company Certificate of Incorporation*
    D    (Intentionally Omitted)
    E    List of Lenders
    F    List of Existing Lender Agreements
    G    List of Existing Guaranties
    H    List of Existing Letter of Credit
    I    Combined Company Registration Rights Agreement
    J    Combined Company Warrant Agreement
    K    Exclusive Schedule of Executory Contracts and
         Unexpired Leases to Be Rejected
    L    Summaries of New MK Compensation Plans
    M    List of New MK Employment, Retirement, Indemnification and
         Other Agreements and Incentive Compensation Programs
         That Will Remain in Effect as of the Effective Date
    N    New MK Bylaws*
    O    New MK Amended Certificate of Incorporation*
    P    New MK Registration Rights Agreement*
    Q    New MK Warrant Agreement*
    R-1  Creditor Distribution Exhibit--Merger Agreement Consummated
    R-2  Creditor Distribution Exhibit--Merger Agreement Terminated
    S    Residual Equity Recovery Exhibit
    T    MK Rail Stockholders Agreement*
    U    Non-Exclusive List of Retained Claims, Rights and Causes of Action
    V    Liquidating Trust Agreement
    W    MK Rail Note Cancellation Agreement*

_____________________

*  To be provided upon request.

                                 INTRODUCTION

     Morrison Knudsen Corporation, a Delaware corporation ("MK" or the "Debtor"), proposes the following first amended plan of reorganization (the "Plan") for the satisfaction of the Debtor's outstanding creditor claims and equity interests. Reference is made to the Debtor's second amended disclosure statement, distributed contemporaneously with the Plan (the "Disclosure Statement"), for a discussion of the Debtor's history, businesses, properties, results of operations and projections for future operations, and for a summary and analysis of the Plan and certain related matters, including the Merger, which is a central feature of the Plan. All Holders of Claims against and Interests in the Debtor entitled to vote on the Plan are encouraged to read the Plan and the Disclosure Statement in their entirety before voting to accept or reject the Plan. Subject to certain restrictions and requirements set forth in the Plan and the Merger Agreement, the Debtor reserves the right to alter, amend, modify, revoke or withdraw the Plan prior to its consummation.

     Unless the Merger Agreement is terminated as provided therein, the Merger shall be consummated in accordance with the terms of the Merger Agreement and the Plan will become effective simultaneously with such consummation. If the Merger Agreement is terminated as provided therein, the Plan will nonetheless become effective in accordance with its terms, which provide for alternative treatment of various matters in that event.

                                  ARTICLE I.

                   DEFINED TERMS, RULES OF INTERPRETATION,
                    COMPUTATION OF TIME AND GOVERNING LAW

A.   DEFINED TERMS

     As used in the Plan, capitalized terms and phrases have the meanings set forth below. Any term used in the Plan that is not defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules.

     1. "ADMINISTRATIVE CLAIM" means a Claim for costs and expenses of administration allowed under section 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estate and operating the businesses of the Debtor (such as wages, salaries or commissions for services and payments for goods or other services); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under section 330(a) or 331 of the Bankruptcy Code; (c) all fees and charges assessed against the Estate under chapter 123 of title 28, United States Code, 28 U.S.C. Section Section 1911-1930; and (d) any such Claim held by an Affiliate arising on or after the Petition Date.

     2. "AFFILIATE" means MK or any corporation, limited liability company or partnership in which MK directly or indirectly owns 50% or more of the equity interest of such entity, excluding MK Rail.

     3. "ALLOWED CLAIM" or "ALLOWED UNSECURED CLAIM" means (subject to the provisions of Section III.E below):

          (a) a Claim that has been listed by the Debtor in its Schedules as other than disputed, contingent or unliquidated and (i) is not otherwise a Disputed Claim or (ii) as to which the Debtor has not delivered to the Holder of the Claim a Stipulation of Amount and Nature of Claim;

          (b) a Claim that is allowed: (i) in any Stipulation of Amount and Nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any Stipulation of Amount and Nature of Claim executed on or after the Confirmation Date (except with respect to the Metra Lender Claims); (iii) in any contract, instrument, indenture or other agreement or document entered into in connection with the Plan; (iv) in a Final Order; or (v) pursuant to the terms of the Plan;

          (c) a Claim relating to a rejected executory contract or unexpired lease that satisfies either (a) or (b) above, but in either case only if a proof of Claim has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law; or

          (d) a Claim (other than a Claim relating to a rejected executory contract or unexpired lease) not satisfying either clause (a) or (b) above, but that is not a Disputed Claim.

     4. "ALLOWED . . . CLAIM" means an Allowed Claim in the particular Class(es) or categories described.

     5. "ALLOWED INTEREST" means an Interest: (a) that is registered as of the Distribution Record Date in a stock register that is maintained by or on behalf of the Debtor and (b) either (i) is not a Disputed Interest or (ii) has been allowed by a Final Order.

     6. "AMERAIL" means American Passenger Rail Car Company L.L.C. and its successors and assigns.

     7. "AMERAIL ENVIRONMENTAL SECURITY AGREEMENT" means that certain Pledge and Security Agreement (Environmental Obligations) dated as of October 10, 1995 by MK, MKO and certain of the Subsidiaries in favor of Amerail.

     8. "BALLOTS" means the ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims or Impaired Interests entitled to vote on the Plan shall indicate their acceptance or rejection of the Plan in accordance with the Voting Instructions.

     9. "BANKRUPTCY CODE" means title 11 of the United States Code, as now in effect or hereafter amended.

     10. "BANKRUPTCY COURT" means the United States District Court having jurisdiction over the Chapter 11 Case and, to the extent of any reference made pursuant to 28 U.S.C. Section 157, the bankruptcy unit of the District Court.

     11. "BANKRUPTCY RULES" means, collectively, the Federal Rules of Bankruptcy Procedure and the general and local rules of the Bankruptcy Court, as now in effect or hereafter amended.

     12. "BAR DATE" means the bar date for Filing proofs of Claim with respect to executory contracts and unexpired leases that are rejected pursuant to the Plan or otherwise pursuant to section 365 of the Bankruptcy Code.

     13. "BENEFICIAL HOLDER" means the entity holding the beneficial interest in a Claim or Interest.

     14.  "BOISE LANDLORD" means MK Plaza Trust, a Delaware business trust.

     15. "BOISE LANDLORD CASH DISTRIBUTION" means the amount of the Cash Distribution to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to the Holder of an Allowed Boise Landlord Claim in accordance with Part A of the Creditor Distribution Exhibit.

     16. "BOISE LANDLORD CLAIMS" means the rejection damage Claims of the Boise Landlord against MK with respect to the rejection of the Boise Leases.

     17. "BOISE LANDLORD CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the amount of the Class MK-6 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holder of Allowed Boise Landlord Claims in accordance with Part A of the Creditor Distribution Exhibit.

     18. "BOISE LANDLORD COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Combined Company Common Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to the Holder of an Allowed Boise Landlord Claim in accordance with Part A of the Creditor Distribution Exhibit.

     19. "BOISE LANDLORD NEW MK COMMON STOCK" means the aggregate number of shares of New MK Common Stock to be distributed on or as soon as practicable after the Effective Date, if the Merger Agreement is terminated, to the Holder of an Allowed Boise Landlord Claim in accordance with Part A of the Creditor Distribution Exhibit.

     20. "BOISE LEASES" means those certain Amended and Restated Leases dated as of January 9, 1990, as amended from time to time prior to the Petition Date.

     21.  "BONDING COMPANY" means Fidelity and Deposit Company of Maryland.

     22. "BONDING COMPANY CASH DISTRIBUTION" means the amount of the Cash Distribution to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     23. "BONDING COMPANY CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means the amount of the Class MK-3 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Secured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     24. "BONDING COMPANY CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the amount of the Class MK-6 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Unsecured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     25. "BONDING COMPANY COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Combined Company Common Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Transit Bonding Claims in accordance with Part
B of the Creditor Distribution Exhibit.

     26. "BONDING COMPANY MK RAIL NOTE PROCEEDS" means the aggregate amount of MK Rail Note Proceeds to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date to Holders of Allowed Secured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     27. "BONDING COMPANY MK RAIL STOCK" means the aggregate number of shares of MK Rail Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date to Holders of Allowed Secured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     28. "BONDING COMPANY NEW MK COMMON STOCK" means the aggregate number of shares of New MK Common Stock to be distributed on or as soon as practicable after the Effective Date, if the Merger Agreement is terminated, to Holders of Allowed Unsecured Transit Bonding Claims in accordance with Part B of the Creditor Distribution Exhibit.

     29. "BRIDGE LOAN" means, collectively, any loans made to MK and MKO under the Bridge Loan Agreement.

     30. "BRIDGE LOAN AGENT" means Mellon Bank, N.A. in its capacity as administrative agent and collateral agent with respect to the Bridge Loan Agreement.

     31. "BRIDGE LOAN AGREEMENT" means that certain Amended and Restated Credit Agreement dated as of July 31, 1995, as amended, among MK and MKO as borrowers, the Bridge Loan Lenders and the Bridge Loan Agent.

     32. "BRIDGE LOAN CLAIMS" means the Claims of the Bridge Loan Lenders arising under the Bridge Loan Documents.

     33. "BRIDGE LOAN DOCUMENTS" means the Bridge Loan Agreement and all "Loan Documents," as defined in the Bridge Loan Agreement.

     34. "BRIDGE LOAN LENDERS" means, collectively: (a) Mellon Bank, N.A.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Swiss Bank Corporation, Cayman Islands Branch; Nomura Holding America, Inc.; Internationale Nederlanden (U.S.) Capital Corp; Bear, Stearns & Co., Inc. and Banque Nationale De Paris and their successors and assigns and (b) Bank of America National Trust & Savings Association, Bank of America Illinois and Key Bank of Idaho, solely in their capacity as the deposit banks.

     35. "BUSINESS DAY" means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

     36. "CAPITAL STOCK" means, collectively, the Old Common Stock, the Old Stock Options and the Old Warrants.

     37.  "CASH" means cash and cash equivalents.

     38. "CASH DISTRIBUTION" means the $13,300,000 to be distributed, unless the Merger Agreement is terminated, on or as soon as practicable after the Effective Date.

     39. "CHAPTER 11 CASE" means the case commenced by the Debtor under chapter 11 of the Bankruptcy Code.

     40. "CLAIM" means a claim (as defined in section 101(5) of the Bankruptcy Code) against the Debtor.

     41.  "CLASS" means a class of Claims or Interests, as described in
Article III below.

     42. "CLASS 3 FUNDED DEBT DISTRIBUTION" means the value, determined in accordance with the Residual Equity Recovery Exhibit, of the property to be distributed to the Funded Debt Lenders pursuant to Section III.B.3 hereof; provided, however, that if the Merger Agreement is terminated, the value of such property shall be determined by an order of the Bankruptcy Court.

     43. "CLASS 3 METRA LENDER DISTRIBUTION" means the value, determined in accordance with the Residual Equity Recovery Exhibit, of the property to be distributed to the Metra Lenders pursuant to Section III.B.3 hereof; provided, however, that if the Merger Agreement is terminated, the value of such property shall be determined by an order of the Bankruptcy Court.

     44. "CLASS 3 TRANSIT BONDING DISTRIBUTION" means the value, determined in accordance with the Residual Equity Recovery Exhibit, of the property to be distributed to the Bonding Company pursuant to Section III.B.3 hereof; provided, however, that if the Merger Agreement is terminated, the value of such property shall be determined by an order of the Bankruptcy Court.

     45. "CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means the Combined Company Rights Exercise Proceeds to be allocated to Class MK-3, calculated in accordance with the following formula:

Class MK-3 Rights Exercise Proceeds = (MK Rail Stock Exercise Proceeds + MK Rail Note Exercise Proceeds)

     where

     (i) MK Rail Stock Exercise Proceeds = (.85) (MK Rail Stock Price) (Rights MK Rail Stock);

     (ii) "MK Rail Stock Price" means the weighted (i.e., taking into account the volume of trading on each trading day during the period) average closing price for shares of MK Rail Stock on the Nasdaq National Market System during the period of 20 consecutive trading days ending on the 20th trading day following the Confirmation Date;

     (iii) "Rights MK Rail Stock" means the total number of shares of MK Rail Stock to be distributed to or for the benefit of holders of Combined Company Rights pursuant to the exercise of Combined Company Rights; and

     (iv) "MK Rail Note Exercise Proceeds" means the aggregate amount of MK Rail Note Proceeds distributed to or for the benefit of holders of Combined Company Rights pursuant to the exercise of Combined Company Rights.

     46. "CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the Combined Company Rights Exercise Proceeds to be allocated to Class MK-6, calculated in accordance with the following formula:

Class MK-6 Rights Exercise Proceeds = Combined Company Rights Exercise
                                      Proceeds--Class MK-3 Rights Exercise
                                      Proceeds

     47. "COMBINED COMPANY" means the Delaware corporation which is the surviving corporation of the Merger, and which shall bear the corporate name "Morrison Knudsen Corporation."

     48. "COMBINED COMPANY BYLAWS" means the Bylaws of the Combined Company, which shall be substantially in the form set forth in Exhibit B.

     49. "COMBINED COMPANY CERTIFICATE OF INCORPORATION" means the Certificate of Incorporation of the Combined Company, which shall be substantially in the form set forth in Exhibit C.

     50. "COMBINED COMPANY COMMON STOCK" means the shares of common stock of the Combined Company, authorized pursuant to the Combined Company Certificate of Incorporation, to be issued and distributed (unless the Merger Agreement is terminated) in accordance with the provisions hereof, which shares shall constitute 45% of the total number of shares of such common stock issued and outstanding immediately after the Effective Time.

     51. "COMBINED COMPANY REGISTRATION RIGHTS AGREEMENT" means that certain agreement to be entered into on the Effective Date, unless the Merger Agreement is terminated, by the Combined Company and the recipients of Combined Company Common Stock, which shall be in substantially the form set forth in Exhibit I.

     52. "COMBINED COMPANY RIGHTS" means uncertificated, nontransferable rights, exercisable in the aggregate to purchase the Combined Company Rights Aggregate Consideration, which rights shall, unless the Merger Agreement is terminated, be issued to Holders of Allowed Class MK-8 Interests pursuant to
Section III.B.8 of the Plan and be exercisable in accordance with the provisions of Section VII.B.6 of the Plan. Each Combined Company Right shall be identical in all respects to every other Combined Company Right.

     53. "COMBINED COMPANY RIGHTS AGGREGATE CONSIDERATION" means, collectively, the Combined Company Rights Aggregate Percentage of (a) the MK Rail Stock, MK Rail Note Proceeds, Cash Distribution, Combined Company Common Stock (excluding in each case any portion of the foregoing distributed to the Liquidating Trust in accordance with the Creditor Distribution Exhibit) and
(b) the rights and benefits under the Liquidating Trust Agreement, that in the absence of the exercise of any Combined Company Rights, are distributable to or are otherwise to inure to the benefit of Holders of Allowed Class MK-3 and MK-6 Claims in accordance with Sections III.B.3 and III.B.6 of the Plan, representing and including a succession, to the extent of the Combined Company Rights Aggregate Percentage, to the rights, privileges, obligations and restrictions of each of the (a) Funded Debt Lenders, (b) Metra Lenders,
(c) Bonding Company, (d) Holders of Touchstone Claims, and (e) Boise Landlord under the Plan (but only, insofar as the Boise Landlord is concerned, as such rights, privileges and obligations pertain to distributions to be made to the Boise Landlord pursuant to the Plan and not otherwise) and the Exhibits hereto.

     54. "COMBINED COMPANY RIGHTS AGGREGATE PERCENTAGE" means a percentage determined pursuant to the following formula:

                           (    Total Minimum Creditor Claims )
                    (.50)  (                                  )
                           (   Total Maximum Creditor Claims  )

     where

     (i) Total Minimum Creditor Claims = Allowed Funded Debt Claims + Allowed Transit Bonding Claims + Allowed Boise Landlord Claims + Allowed Touchstone Claims + Metra Floor Amount; and

     (ii) Total Maximum Creditor Claims = Allowed Funded Debt Claims + Allowed Transit Bonding Claims + Allowed Boise Landlord Claims + Allowed Touchstone Claims + Metra Ceiling Amount (determined as of the Confirmation
Date).

     55. "COMBINED COMPANY RIGHTS EXERCISE PERIOD" means the period commencing on the Effective Date and concluding on the Combined Company Rights Expiration Date.

     56. "COMBINED COMPANY RIGHTS EXERCISE PRICE" means an amount in Cash per Combined Company Right determined pursuant to the following formula:

(Combined Company Rights Aggregate Percentage)(Total Maximum Creditor Claims)
- -----------------------------------------------------------------------------
           Number of Combined Company Rights Issued Under the Plan

     57. "COMBINED COMPANY RIGHTS EXERCISE PROCEEDS" means the aggregate Cash proceeds generated by the exercise of the Combined Company Rights pursuant to Section V.B.6 of the Plan.

     58. "COMBINED COMPANY RIGHTS EXPIRATION DATE" means the 5:00 p.m. Eastern Time on the later of (i) the 23rd trading day following the Confirmation Due and (ii) the fifth Business Day following the Effective Date. For purposes of the foregoing, the term "trading day" means any day on which both the New York Stock Exchange and the Nasdaq National Market are open for the transaction of business.

     59. "COMBINED COMPANY SECURITIES" means, collectively, the (a) Combined Company Common Stock, (b) Combined Company Series A Preferred Stock, (c) Combined Company Warrants, and (d) Combined Company Rights.

     60. "COMBINED COMPANY SERIES A PREFERRED STOCK" means the 18,000 shares of Series A Preferred Stock of the Combined Company authorized pursuant to the Combined Company Certificate of Incorporation. to be issued and distributed unless the Merger Agreement is terminated), subject to the provisions of Section V.B.4 (pursuant to which the number of shares may be increased to $1,800,000 in certain circumstances), to the Liquidating Trust, which shares shall constitute 100% of the total number of shares of such preferred stock issued and outstanding immediately after the Effective Time, or the proceeds associated therewith.

     61. "COMBINED COMPANY WARRANT AGREEMENT" means the Combined Company Warrant Agreement in substantially the form set forth in Exhibit J.

     62. "COMBINED COMPANY WARRANTS" means the 2,765,000 warrants, each to purchase one share of Combined Company Common Stock, to be issued by the Combined Company pursuant to the Combined Company Warrant Agreement unless the Merger Agreement is terminated, which warrants shall be issued to Holders of Allowed Class MK-8 Interests pursuant to Section III.B.8 of the Plan, and which warrants each shall (a) have an exercise price of $12.00 per share and
(b) expire on the date occurring six years and six months after the Effective Time.

     63. "COMMON STOCK EXCHANGE" means the exchange of Old Common Stock for Combined Company Warrants, or, if the Merger Agreement is terminated, the exchange of Old Common Stock for New MK Warrants.

     64.  "CONFIRMATION" means the entry of the Confirmation Order.

     65. "CONFIRMATION DATE" means the date on which the Bankruptcy Court enters the Confirmation Order on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

     66. "CONFIRMATION ORDER" means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

     67. "CREDITOR DISTRIBUTION EXHIBIT" means the Creditor Distribution Exhibit which shall be substantially in the form set forth in Exhibit R- I; provided, however, that if the Merger Agreement is terminated, "Creditor Distribution Exhibit" shall mean the Creditor Distribution Exhibit which shall be substantially in the form of Exhibit R-2.

     68.  "DEBTOR" means MK.

     69. "DELAWARE GENERAL CORPORATION LAW" means title 8 of the Delaware Code, as now in effect or hereafter amended.

     70. "DERIVATIVE ACTIONS" means the Derivative Actions as defined in the Disclosure Statement.

     71. "DERIVATIVE ACTIONS SETTLEMENTS" means the settlements of the Derivative Actions and the Double Derivative Action described in the Disclosure Settlement.

     72. "DIP FINANCING FACILITY" means the postpetition credit facility extended to the Debtor under section 364 of the Bankruptcy Code and any replacement facility therefor.

     73. "DISBURSING AGENT" means the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK), in its capacity as Disbursing Agent pursuant to Section VII.B below, or any Third-Party Disbursing Agent.

     74. "DISCLOSURE STATEMENT" means the Second Amended Disclosure Statement dated July 25, 1996, as amended modified or supplemented (and all exhibits or schedules annexed thereto or referenced therein), which relates to the Plan, and which has been prepared and distributed in accordance with sections 1125 and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018.

     75. "DISPUTED CLAIM" means any Claim as to which the Debtor has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or any Claim otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn or determined by a Final Order.

     76. "DISPUTED INTEREST" means any Interest as to which the Debtor has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules or any Interest otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn or determined by a Final Order.

     77. "DISTRIBUTION AGREEMENT" means that certain Distribution Agreement dated as of October 10, 1995, as amended, among MK, MKO and the Subsidiaries, the Bonding Company, and the Existing Indebtedness Agent.

     78. "DISTRIBUTION RECORD DATE" means, collectively, (a) with respect to identification of the Holders of Allowed Class MK-8 Interests entitled to receive distributions under the Plan, the Confirmation Date and (b) with respect to identification of Holders of Claims entitled to receive distributions under the Plan, the Business Day immediately preceding the Effective Date.

     79. "DOUBLE DERIVATIVE ACTION" means the action arising out of the Double Derivative Claims, as defined in the Disclosure Statement.

     80. "EFFECTIVE DATE" means a Business Day, as determined by MK, that is as soon as reasonably practicable but that is at least 11 days after the Confirmation Date and on which: (a) no stay of the Confirmation Order is in effect and (b) all conditions to the Effective Date set forth in Section IX.B below have been satisfied or waived (if available) pursuant to Section IX.C below. Unless the Merger Agreement is terminated, the Effective Date will be deemed to commence simultaneously with the Effective Time.

     81. "EFFECTIVE TIME" means the time at which the Merger is consummated and becomes effective pursuant to the terms of the Merger Agreement and applicable law.

     82. "ESTATE" means, collectively, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

     83.  "EXCHANGE ACT" means the Exchange Act of 1934, as amended.

     84. "EXERCISE NOTICE" has the meaning specified in Section V.B.6.e hereof.

     85. "EXISTING GUARANTIES" means the guaranties of the Guaranty Lender listed in Exhibit G hereto.

     86. "EXISTING GUARANTY CLAIMS" means the contingent Claims of the Holders of Existing Guaranties (in such capacity, "Guaranty Lenders") arising under the Existing Guaranties and the Existing Loan Documents.

     87. "EXISTING INDEBTEDNESS AGENT" means Mellon Bank, N.A. in its capacity as administrative agent and collateral agent with respect to the Override Agreement.

     88. "EXISTING LC CLAIMS" means the Claims of Holders of undrawn Existing Letters of Credit (in such capacity, "LC Lenders") arising under Existing Letters of Credit and the Existing Loan Documents.

     89. "EXISTING LENDER AGREEMENTS" means, collectively, the original credit agreements, Existing Guaranties, Existing Letters of Credit, reimbursement agreements and other documents executed and/or agreements entered into by the Debtor, as modified by the Override Loan Documents, including, but not limited to, those agreements listed in Exhibit F hereto.

     90. "EXISTING LETTERS OF CREDIT" means the letters of credit issued by the LC Lenders listed in Exhibit H hereto.

     91. "EXISTING LOAN DOCUMENTS" means the Override Loan Documents, the Existing Lender Agreements and all documents executed by the Debtor and the Nondebtor Subsidiaries in connection therewith, including, but not limited to, the Existing Guaranties and the Existing Letters of Credit, as amended from time to time prior to the Petition Date.

     92. "EXISTING LOANS" means, collectively, as of the Effective Date (a) "Existing Loans" as defined in the Override Agreement, (b) any other liquidated Claims of the LC Lenders under Existing Letters of Credit that have been drawn and (c) any other liquidated Claims of the Guaranty Lenders under the Existing Guaranties.

     93. "FILE," "FILED" OR "FILING" means file, filed or filing with the Bankruptcy Court in the Chapter 11 Case.

     94. "FINAL ORDER" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Case, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired, and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been or may be taken or any petition for certiorari that has been or may be filed has been dismissed or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

     95. "FUNDED DEBT CASH DISTRIBUTION" means the aggregate amount of the Lender Cash Distribution to be distributed on or as soon as is practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     96. "FUNDED DEBT CLAIMS" means, collectively, all Secured Funded Debt Claims and Unsecured Funded Debt Claims.

     97. "FUNDED DEBT CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of Class MK-3 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Secured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     98. "FUNDED DEBT CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of the Class MK-6 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Unsecured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     99. "FUNDED DEBT COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Lender Combined Company Common Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     100. "FUNDED DEBT LENDERS" means the Lenders with respect to the Existing Loans and their successor and assigns.

     101. "FUNDED DEBT MK RAIL NOTE PROCEEDS" means the aggregate amount of Lender MK Rail Note Proceeds to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date to Holders of Allowed Secured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     102. "FUNDED DEBT MK RAIL STOCK" means the aggregate number of shares of Lender MK Rail Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date to Holders of Allowed Secured Funded Debt Claims in accordance with Part C of the Creditor Distribution Exhibit.

     103. "FUNDED DEBT NEW MK COMMON STOCK" means the aggregate number of shares of Lender New MK Common Stock to be distributed on or as soon as practicable after the Effective Date, if the Merger Agreement is terminated, to Holders of Allowed Unsecured Funded Debt Claims in accordance with Part
C of the Creditor Distribution Exhibit.

     104. "FUNDED DEBT PRO RATA SHARE" means proportionately so that with respect to an Allowed Funded Debt Claim, the ratio of (i)(a) the number of shares of Combined Company Common Stock or MK Rail Stock or the amount of the Cash Distribution or MK Rail Note Proceeds or Combined Company Rights Exercise Proceeds to be distributed on account of a particular Allowed Funded Debt Claim to (b) the amount of such Allowed Funded Debt Claim, is the same as the ratio of (ii)(a) the number of shares of Combined Company Common Stock or MK Rail Stock or the amount of the Cash Distribution or MK Rail Note Proceeds or Combined Company Rights Exercise Proceeds to be distributed on account of all Allowed Funded Debt Claims to (b) the amount of all Allowed Funded Debt Claims; provided, however, that if the Merger Agreement is terminated, "Funded Debt Pro Rata Share" means proportionately so that with respect to an Allowed Funded Debt Claim, the ratio of (i)(a) the number of shares of New MK Common Stock or MK Rail Stock or the amount of MK Rail Note Proceeds to be distributed on account of a particular Allowed Funded Debt Claim to (b) the amount of such Allowed Funded Debt Claim, is the same as the ratio of (ii)(a) the number of shares of New MK Common Stock or MK Rail Stock or the amount of MK Rail Note Proceeds to be distributed on account of all Allowed Funded Debt Claims to (b) the amount of all Allowed Funded Debt Claims.

     105. "HOLDER" means an entity holding an Interest or Claim, and with respect to a vote on the Plan means the Beneficial Holder as of the applicable Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Master Ballot has been completed and executed in accordance with the Voting Instructions.

     106. "IMPAIRED . . ." means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

     107. "INDEMNIFICATION AGREEMENT" means that certain Indemnification Agreement dated as of October 10, 1995 by and among MK, MKO, certain of the Subsidiaries and the Bonding Company.

     108. "INITIAL EQUITY RECOVERY" means Initial Equity Recovery as defined in the Residual Equity Recovery Exhibit.

     109. "INITIAL RESIDUAL EQUITY DISTRIBUTION" means (unless the Merger Agreement is terminated), in the event of an Initial Equity Recovery, the number of shares of Combined Company Common Stock to be distributed on or as soon as is practicable after the Effective Date to Holders of Allowed Class MK-8 Interests, as calculated in accordance with the Residual Equity Recovery Exhibit.

     110. "INTERCREDITOR AGREEMENT" means that certain Intercreditor Agreement dated as of October 10, 1995 among the Bridge Loan Agent, the Existing Indebtedness Agent, the Bonding Company and Amerail.

     111. "INTEREST" means, collectively, (a) the rights of Holders of Capital Stock, including redemption rights, dividend rights and liquidation preferences, (b) the Rights and (c) the rights of the Securities Plaintiffs under the Shareholder Litigation Settlements.

     112. "LENDER CASH DISTRIBUTION" means the aggregate amount of the Cash Distribution to be allocated, unless the Merger Agreement is terminated, subject to the exercise of the Combined Company Rights, to Holders of the Unsecured Funded Debt Claims and the Unsecured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     113. "LENDER CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of Class MK-3 Rights Exercise Proceeds to be allocated to Holders of the Secured Funded Debt Claims and the Secured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     114. "LENDER CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of Class MK-6 Rights Exercise Proceeds to be allocated to Holders of the Unsecured Funded Debt Claims and the Unsecured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     115. "LENDER COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Combined Company Common Stock to be allocated, subject to the exercise of the Combined Company Rights, unless the Merger Agreement is terminated, to Holders of the Unsecured Funded Debt Claims and the Unsecured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     116. "LENDER MK RAIL NOTE PROCEEDS" means the aggregate amount of MK Rail Note Proceeds to be allocated, subject to the exercise of the Combined Company Rights, to Holders of the Secured Funded Debt Claims and the Secured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     117. "LENDER MK RAIL STOCK" means the aggregate number of shares of MK Rail Stock to be allocated, subject to the exercise of the Combined Company Rights, to Holders of the Secured Funded Debt Claims and the Secured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     118. "LENDER NEW MK COMMON STOCK" means the aggregate number of shares of New MK Common Stock to be allocated, if the Merger Agreement is terminated, to Holders of the Unsecured Funded Debt Claims and the Unsecured Metra Lender Claims in accordance with Part B of the Creditor Distribution Exhibit.

     119. "LENDER STEERING COMMITTEE" means the unofficial lender steering committee consisting of Credit Lyonnais, CS First Boston, Mellon Bank, N.A., Swiss Bank Corporation (Cayman Islands and London Branches) and Union Bank of Switzerland, and such other Lenders, if any, as may become members thereof, but only so long as such Lenders remain members thereof.

     120. "LENDERS" means, collectively, the Existing Indebtedness Agent and the other banks, financial institutions and entities listed on Exhibit E and their successors and assigns, but shall not include any Lender(s) in their capacity as Bridge Loan Lender(s).

     121. "LIQUIDATING TRUST" means, subject to the provisions of Section V.B.4, that certain trust created pursuant to the Liquidating Trust Agreement, into which (a) the Liquidating Trust MK Rail Stock, (b) the Liquidating Trust MK Rail Note Proceeds (and, if the MK Rail Note has not been cancelled pursuant to the MK Rail Note Cancellation Agreement, the MK Rail Note), (c) the Liquidating Trust Cash Distribution, (d) the Liquidating Trust Combined Company Common Stock, (e) the Combined Company Series A Preferred Stock, (f) the Liquidating Trust Class MK-3 Rights Exercise Proceeds, and (g) the Liquidating Trust Class MK-6 Rights Exercise Proceeds, or the proceeds of each thereof, shall be conveyed; provided, however, that if the Merger Agreement is terminated, (a) the Liquidating Trust MK Rail Stock, (b) the Liquidating Trust MK Rail Note Proceeds (and, if the MK Rail Note has not been cancelled pursuant to the MK Rail Note Cancellation Agreement, the MK Rail Note), (c) the Liquidating Trust New MK Common Stock, and (d) the New MK Series A Preferred Stock, or the proceeds of each thereof, shall be conveyed to the Liquidating Trust.

     122. "LIQUIDATING TRUST AGREEMENT" means that certain Liquidating Trust Agreement to be entered into, subject to the provisions of Section V.B.4, to govern the Liquidating Trust, which shall be substantially in the form set forth in Exhibit V.

     123. "LIQUIDATING TRUST CASH DISTRIBUTION" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust Part A Cash Distribution, as determined in accordance with Part A of the Creditor Distribution Exhibit, (ii) the Liquidating Trust Part B Cash Distribution, as determined in accordance with Part B of the Creditor Distribution Exhibit, and (iii) that portion of the Lender Cash Distribution to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     124. "LIQUIDATING TRUST CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust Part
B Class MK-3 Rights Exercise Proceeds, as determined in accordance with Part B of the Creditor Distribution Exhibit and (ii) that portion of the Lender Class MK-3 Rights Exercise Proceeds to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     125. "LIQUIDATING TRUST CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust Part
A Class MK-6 Rights Exercise Proceeds, as determined in accordance with Part A of the Creditor Distribution Exhibit and (ii) that portion of the Lender Class MK-6 Rights Exercise Proceeds to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     126. "LIQUIDATING TRUST COMBINED COMPANY COMMON STOCK" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust Part A Combined Company Common Stock, as determined in accordance with Part A of the Creditor Distribution Exhibit, (ii) the Liquidating Trust Part B Combined Company Common Stock, as determined in accordance with Part B of the Creditor Distribution Exhibit, and (iii) that portion of the Lender Combined Company Common Stock to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     127. "LIQUIDATING TRUST MK RAIL NOTE PROCEEDS" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust MK Rail Note Proceeds, as determined in accordance with Part B of the Creditor Distribution Exhibit, and (ii) that portion of the Lender MK Rail Note Proceeds to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     128. "LIQUIDATING TRUST MK RAIL STOCK" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust MK Rail Stock, as determined in accordance with Part B of the Creditor Distribution Exhibit, and (ii) that portion of the Lender MK Rail Stock to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     129. "LIQUIDATING TRUST NEW MK COMMON STOCK" means, subject to the provisions of Section V.B.4, (i) the Liquidating Trust Part A New MK Common Stock, as determined in accordance with Part A of the Creditor Distribution Exhibit, (ii) the Liquidating Trust Part B New MK Common Stock, as determined in accordance with Part B of the Creditor Distribution Exhibit, and (iii) that portion of the Lender New MK Common Stock to be allocated to the Liquidating Trust under Part C of the Creditor Distribution Exhibit.

     130. "LIQUIDATING TRUSTEE" means, subject to the provisions of Section V.B.4, the Liquidating Trustee with respect to the Liquidating Trust.

     131. "MASTER BALLOTS" means the master ballots accompanying the Disclosure Statement upon which the acceptance or rejection of the Plan by Holders of Impaired Interests shall be indicated in accordance with the Voting Instructions.

     132. "MERGER" means the merger of Washington and MK pursuant to Section V.B.1 of the Plan and the Merger Agreement.

     133. "MERGER AGREEMENT" means the agreement and plan of merger in substantially the form of Exhibit A, pursuant to which the Merger will be effected.

     134. "METRA AGENT" means the Agent as defined in the Metra Credit
Agreement.

     135. "METRA CEILING AMOUNT" means the "Available Amount" plus the "Revolving Availability Amount" plus any outstanding "L/C Loans" (as such terms are defined in the Metra Credit Agreement) plus any accrued and unpaid interest, fees and other charges guaranteed under the Metra Guaranty, all determined as of the Effective Date unless otherwise specified.

     136. "METRA CREDIT AGREEMENT" means the "Metra Credit Agreement" as defined in the Override Agreement.

     137. "METRA FLOOR AMOUNT" means $65,000,000.

     138. "METRA GUARANTY" means the Guaranty dated as of October 10, 1995, among MK, MKO and Bank of America National Trust and Savings Association as agent for itself and the other Metra Lenders.

     139. "METRA LENDER CASH DISTRIBUTION" means the aggregate Cash Distribution to be distributed on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     140. "METRA LENDER CLAIMS" means, collectively, all Secured Metra Lender Claims and Unsecured Metra Lender Claims.

     141. "METRA LENDER CLASS MK-3 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of Class MK-3 Rights Exercise Proceeds to be distributed on or as soon as is practicable after the Effective Date to Holders of Allowed Secured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     142. "METRA LENDER CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the aggregate amount of the Class MK-6 Rights Exercise Proceeds to be distributed on or as soon as is practicable after the Effective Date to Holders of Allowed Unsecured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     143. "METRA LENDER COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Lender Combined Company Common Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Allowed Unsecured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     144. "METRA LENDER MK RAIL NOTE PROCEEDS" means the aggregate amount of Lender MK Rail Note Proceeds to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date to Holders of Allowed Secured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     145. "METRA LENDER MK RAIL STOCK" means the aggregate number of shares of Lender MK Rail Stock to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Secured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     146. "METRA LENDER NEW MK COMMON STOCK" means the aggregate number of shares of Lender New MK Common Stock to be distributed on or as soon as practicable after the Effective Date, if the Merger Agreement is terminated, to Holders of Allowed Unsecured Metra Lender Claims in accordance with Part C of the Creditor Distribution Exhibit.

     147. "METRA LENDER PRO RATA SHARE" means proportionately so that with respect to an Allowed Metra Lender Claim, the ratio of (i)(a) the number of shares of Combined Company Common Stock or MK Rail Stock or the amount of the Cash Distribution or MK Rail Note Proceeds or Combined Company Rights Exercise Proceeds to be distributed on account of a particular Allowed Metra Lender Claim to (b) the amount of the Allowed Metra Lender Claim, is the same as the ratio of (ii)(a) the number of shares of Combined Company Common Stock or MK Rail Stock or the amount of the Cash Distribution or MK Rail Note Proceeds or Combined Company Rights Exercise Proceeds to be distributed on account of all Allowed Metra Lender Claims to (b) the amount of all such Allowed Metra Lender Claims; provided, however, that if the Merger Agreement is terminated, "Metra Lender Pro Rata Share" means proportionately so that with respect to an Allowed Metra Lender Claim, the ratio of (i)(a) the number of shares of New MK Common Stock or MK Rail Stock or MK Rail Note Proceeds to be distributed on account of a particular Allowed Metra Lender Claim to
(b) the amount of the Allowed Metra Lender Claim, is the same as the ratio of (ii)(a) the number of shares of New MK Common Stock or MK Rail Stock or MK Rail Note Proceeds to be distributed on account of all Allowed Metra Lender Claims to (b) the amount of all Allowed Metra Lender Claims.

     148. "METRA LENDERS" means the Lenders that are banks under the Metra Credit Agreement solely in their capacity as banks under the Metra Credit Agreement and their successor and assigns.

     149. "MK" means Morrison Knudsen Corporation, a Delaware corporation.

     150. "MK RAIL" means MK Rail Corporation, a Delaware corporation.

     151. "MK RAIL NOTE" means that certain note made by MK Rail and dated as of June 26, 1995, in the original principal amount of $52,200,000.

     152. "MK RAIL NOTE CANCELLATION AGREEMENT" means the Note Cancellation and Restructuring Agreement, in substantially the form of Exhibit W.

     153. "MK RAIL NOTE PROCEEDS" means the net Cash amount, if any, received by MKO pursuant to the MK Rail Note Cancellation Agreement.

     154. "MK RAIL RIGHTS" means the rights issued pursuant to the MK Rail Rights Plan.

     155. "MK RAIL RIGHTS PLAN" means that certain MK Rail Rights Plan dated as of January 19, 1996, as amended from time to time prior to the Petition Date.

     156. "MK RAIL SECURITIES CLASS ACTION PLAINTIFFS" means, collectively, the class plaintiffs in the MK Rail Securities Class Actions.

     157. "MK RAIL SECURITIES CLASS ACTIONS" means, collectively, the cases of Susser, et al. v. Agee, et al., No. CIV 940477SLMB and Newman, et al. v.
   ------------------------------                         -----------------
Agee, et al., No. CIV 940478SEJL, consolidated in the United States District
- ------------
Court, District of Idaho.

     158. "MK RAIL STOCK" means the common stock of MK Rail owned by MKO.

     159. "MK RAIL STOCKHOLDERS AGREEMENT" means the stockholders agreement in substantially the form of Exhibit T.

     160. "MK SECURITIES CLASS ACTION PLAINTIFFS" means, collectively, the class plaintiffs in the MK Securities Class Actions.

     161. "MK SECURITIES CLASS ACTIONS" means, collectively, the cases consolidated as In re Morrison Knudsen Securities Litigation, No. 9403345EJL,
                --------------------------------------------
United States District Court, District of Idaho.

     162. "MKO" means Morrison Knudsen Corporation, an Ohio corporation.

     163. "NATIONAL STEEL GUARANTY" means that certain Guaranty dated as of November 1, 1992, by MK in favor of Morgan Trust Guaranty Trust Company of New York, as Trustee, for the benefit of the holders from time to time of the City of San Diego Port Facilities Refunding Revenue Bonds, Series 1992 (National Steel and Shipbuilding Company Project).

     164. "NATIONAL STEEL GUARANTY CLAIM" means the contingent claim of the holder of the National Steel Guaranty arising under the National Steel Guaranty.

     165. "NEW BONDS AGREEMENT" means that certain agreement dated as of October 10, 1995 among the Bonding Company, the Debtor, MKO and certain other Affiliates of the Debtor that are parties thereto, as amended from time to time prior to the Petition Date.

     166. "NEW BONDS SECURITY AGREEMENT" means that certain Pledge and Security Agreement (New Bonds) dated as of October 10, 1995 by the Debtor, MKO and certain of the Subsidiaries in favor of the Bonding Company as amended from time to time prior to the Petition Date.

     167. "NEW CREDIT FACILITY" means the lending facility to be provided, if the Merger Agreement is terminated, to the Reorganized Debtor as of the Effective Date, pursuant to the terms and conditions of the New Credit Facility Agreement.

     168. "NEW CREDIT FACILITY AGREEMENT" means the agreement to be entered into as of the Effective Date, if the Merger Agreement is terminated, by and among the Reorganized Debtor and the lender(s) that are signatories thereto, pursuant to which such lender(s) will provide the Reorganized Debtor with the New Credit Facility.

     169. "NEW CREDIT FACILITY DOCUMENTS" means the New Credit Facility Agreement and all documents executed in connection therewith.

     170. "NEW GUARANTY" means a new or amended and restated guaranty to be entered into among the Reorganized Debtor and holders of Existing Guaranties, which shall provide, inter alia, that (i) the guaranty shall be a collection guaranty and not a payment guaranty and (ii) the guarantor shall have no obligation to cash collateralize any of its liability thereunder.

     171. "NEW LEASE" means the new lease, the term of which shall commence on the Effective Date, between the Boise Landlord, as landlord, and Reorganized MKO and the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK), as tenants, as approved by the Bankruptcy Court and referenced in the Confirmation Order.

     172. "NEW LETTER OF CREDIT REIMBURSEMENT AGREEMENT" means a new or amended and restated letter of credit reimbursement agreement to be entered into among the Reorganized Debtor and issuers of Existing Letters of Credit, which shall provide, inter alia, that the Reorganized Debtor shall have no obligation to cash collateralize its reimbursement obligations thereunder, unless and only to the extent that, the subject letter of credit is drawn.

     173. "NEW MK AMENDED CERTIFICATE OF INCORPORATION" means the Certificate of Incorporation of Reorganized MK, which shall be in substantially the form set forth in Exhibit O.

     174. "NEW MK BYLAWS" means the Bylaws of Reorganized MK, which shall be substantially in the form set forth in Exhibit N.

     175. "NEW MK COMMON STOCK" means the 10,000,000 shares of common stock of Reorganized MK authorized pursuant to the New MK Amended Certificate of Incorporation to be issued and distributed (if the Merger Agreement is terminated) in accordance with the provisions hereof, which shares shall constitute 100% of the total number of shares of such common stock issued and outstanding immediately after the Effective Time.

     176. "NEW MK COMPENSATION PLANS" means, if the Merger Agreement is terminated, collectively, the employment, retirement, indemnification and other agreements, and the welfare benefits and other incentive plans to be entered into or implemented by Reorganized MK as of the Effective Date, summaries of which are set forth in Exhibit L.

     177. "NEW MK NON-EMPLOYEE DIRECTOR PLAN" means the New MK Non-Employee Director Plan as defined in the Disclosure Statement.

     178. "NEW MK REGISTRATION RIGHTS AGREEMENT" means that certain agreement to be entered into on the Effective Date, if the Merger Agreement is terminated, by Reorganized MK and the Holders of Allowed Class MK-6 Claims, which shall be in substantially the form set forth in Exhibit P.

     179. "NEW MK SECURITIES" means, collectively, the: (a) New MK Common Stock, (b) New MK Series A Preferred Stock, and (c) New MK Warrants.

     180. "NEW MK SERIES A PREFERRED STOCK" means, if the Merger Agreement is terminated, the 18,000 shares of Series A Preferred Stock of Reorganized MK authorized pursuant to the New MK Amended Certificate of Incorporation to be issued and distributed (if the Merger Agreement is terminated), subject to the provisions of Section V.B.4 (pursuant to which event the number of shares may be increased to 18,000,000 in certain circumstances), to the Liquidating Trust, which shares shall constitute 100% of the total number of shares of such preferred stock issued and outstanding immediately after the Effective Time, or the proceeds associated therewith.

     181. "NEW MK STOCK COMPENSATION PLAN" means the New MK Stock
Compensation Plan as defined in the Disclosure Statement.

     182. "NEW MK WARRANT AGREEMENT" means the New MK Warrant Agreement in substantially the form set forth in Exhibit Q.

     183. "NEW MK WARRANT EXERCISE PRICE FORMULA" means the following formula:

                      (1.1)((Total Lender Claims) -
  ((Aggregate Lender Plan Value - Value of Lender New MK Common Stock)))
- ------------------------------------------------------------------------
          Total Number of Shares of Lender New MK Common Stock;

     where

     (i)  Total Lender Claims = Aggregate amount of all Funded Debt Claims
+ the Metra Ceiling Amount determined as of October 1, 1996 and not as of the Effective Date;

     (ii) Aggregate Lender Plan Value = the aggregate value attributed by an order of the Bankruptcy Court to the Lender New MK Common Stock, Lender MK Rail Stock and the interests of the Funded Debt Lenders and the Metra Lenders in the Liquidating Trust plus the amount of the Lender MK Rail Note Proceeds, if any, distributed to the Lenders; and

     (iii) Value of Lender New MK Common Stock = the value of the Lender New MK Common Stock determined by the Bankruptcy Court in connection with the determination of Aggregate Lender Plan Value.

     184. "NEW MK WARRANTS" means the warrants, each to purchase one share of New MK Common Stock, to be issued by Reorganized MK pursuant to the New MK Warrant Agreement if the Merger Agreement is terminated, which warrants shall be issued to Holders of Allowed Class MK-8 Interests pursuant to
Section III.B.8 of the Plan, and which warrants each shall (a) have an exercise price to be determined in accordance with the New MK Warrant Exercise Price Formula, and (b) expire on October 1, 2001.

     185. "NONDEBTOR SUBSIDIARIES" means, collectively, MKO and the Subsidiaries.

     186. "OLD COMMON STOCK" means the common stock issued by MK and outstanding immediately prior to the Effective Date.

     187. "OLD STOCK OPTIONS" means the options, outstanding immediately prior to the Petition Date, to purchase Old Common Stock.

     188. "OLD WARRANTS" means the warrants, outstanding immediately prior to the Petition Date, to purchase Old Common Stock.

     189. "ORDINARY COURSE PROFESSIONALS' ORDER" means an order entered by the Bankruptcy Court authorizing the Debtor to retain, employ and pay certain professionals, as specified in the order, which are not involved in the administration of the Chapter 11 Case, in the ordinary course of the Debtor's businesses, without further order of the Bankruptcy Court.

     190. "OTHER SECURED CLAIMS" means, collectively, all Secured Claims against the Debtor held by any entity, other than the Bridge Loan Claims, the Secured Funded Debt Claims, the Secured Metra Lender Claims, the Existing Guaranty Claims, the Existing LC Claims and the Secured Transit Bonding Claims.

     191. "OVERRIDE AGREEMENT" means that certain Amended and Restated Override Agreement dated as of October 10, 1995, by and among MK, MKO, the Lenders which are signatories thereto and their respective successors and assigns, and the Existing Indebtedness Agent, as amended from time to time prior to the Petition Date.

     192. "OVERRIDE LOAN DOCUMENTS" means, collectively, the "Loan Documents" as defined in the Override Agreement.

     193. "PETITION DATE" means June 25, 1996.

     194. "PLAN" means this chapter 11 plan of reorganization for the Debtor and all Exhibits annexed hereto or referenced herein, as the same may be amended, modified or supplemented.

     195. "PLAN PARTICIPANTS" means, collectively, the: (a) Debtor; (b) Reorganized Debtor; (c)
Washington (unless the Merger Agreement is terminated); (d) MKO; and (e) the respective directors, officers, employees and Professionals, acting in such capacity, of any of the foregoing entities.

     196. "PRIORITY CLAIM" means a Claim that is entitled to priority in payment pursuant to section 507(a) of the Bankruptcy Code and that is not an Administrative Claim or a Priority Tax Claim.

     197. "PRIORITY TAX CLAIM" means a Claim of a governmental unit that is entitled to priority in payment pursuant to section 507(a)(8) of the Bankruptcy Code.

     198. "PRO RATA" means:

          (a) when used with reference to distributions of Combined Company Warrants or, if applicable, Initial Residual Equity Distribution or Subsequent Residual Equity Distribution (or, if the Merger Agreement is terminated, the New MK Warrants) pursuant to Article III below, proportionally so that with respect to an Allowed Class MK-8 Interest, the ratio of (i)(a) the number of warrants or, if applicable, the amount of the
Initial   Residual  Equity   Distribution  or   Subsequent  Residual   Equity
Distribution distributed on account of a particular Allowed Class MK-8 Interest to (b) the amount of the Allowed Class MK-8 Interest, is the same as the ratio of (ii)(a) the number of warrants or, if applicable, the amount of the Initial Residual Equity Distribution or Subsequent Residual Equity Distribution distributed on account of all Allowed Class MK-8 Interests to
(b) the amount of all Allowed Class MK-8 Interests; and

          (b) when used with reference to distributions of the Reorganization Investment Yield, the ratio, as of the date upon which the distribution of the Reorganization Investment Yield is made, of (i)(a) the portion of the Reorganization Investment Yield to be distributed to the Holder of an Allowed Claim (or to a successor in interest by virtue of the exercise of the Combined Company Rights) pursuant to Section VII.C of the Plan to (b) the aggregate amount of the Reorganization Investment Yield is the same as the ratio of (ii)(a) the Allowed Amount of such Claim to (b) the sum of the aggregate amount of the Claims which are Disputed and the aggregate amount of Claims on account of which distributions are undeliverable.

     199. "PROFESSIONAL" means any professional employed in the Chapter 11 Case pursuant to section 327 or 1103 of the Bankruptcy Code and the professionals seeking compensation or reimbursement of expenses in connection with the Chapter 11 Case pursuant to section 503(b)(4) of the Bankruptcy Code.

     200. "REINSTATED" or "REINSTATEMENT" means rendering a Claim unimpaired pursuant to section 1124 of the Bankruptcy Code.

     201. "REORGANIZATION INVESTMENT YIELD" means the net yield earned by the Disbursing Agent from the investment of Cash held pending distribution pursuant to the Plan (including dividends and other distributions on undeliverable Combined Company Common Stock, or, if the Merger Agreement is terminated, New MK Common Stock), which investment shall be in a manner consistent with the Debtor's investment and deposit guidelines.

     202. "REORGANIZED DEBTOR" means the Debtor on and after the Effective Date, including any successor thereto, by merger, consolidation or otherwise. Unless the Merger Agreement is terminated, the term "Reorganized Debtor" shall specifically include, without limitation, the Combined Company.

     203. "RESIDUAL EQUITY RECOVERY EXHIBIT" means the Residual Equity Recovery Exhibit which shall be substantially in the form of Exhibit S.

     204. "RESTRUCTURING" means, collectively, the transactions and transfers described below in Section V.B.

     205. "RIGHTS" means the rights issued pursuant to the Rights Agreement.

     206. "RIGHTS AGREEMENT" means that certain Morrison Knudsen Rights Agreement dated as of June 12, 1986, as amended from time to time prior to the Petition Date.

     207. "SCHEDULES" means, collectively, the: (a) schedules of assets and liabilities and the statements of financial affairs, if any, Filed by the Debtor in the Chapter 11 Case, pursuant to section 521 of the Bankruptcy Code, the Bankruptcy Rules and the Official Bankruptcy Forms; and (b) schedule of unliquidated, disputed or contingent Claims, as required by any Local Rule of the Bankruptcy Court, as such requirements may be modified by any order of the Bankruptcy Court.

     208. "SECURED CLAIM" means a Claim that is secured by a lien on property in which the Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code.

     209. "SECURED FUNDED DEBT CLAIMS" means all Claims of the Funded Debt Lenders arising under the Existing Loan Documents and consisting of Existing Loans and any accrued and unpaid interest with respect thereto, in an aggregate amount equal to the Class 3 Funded Debt Distribution.

     210. "SECURED METRA LENDER CLAIMS" means all Claims of the Metra Lenders arising under the Metra Guaranty and the Override Loan Documents, in an aggregate amount equal to the Class 3 Metra Lender Distribution.

     211. "SECURED TRANSIT BONDING CLAIMS" means, collectively, all Claims of the Bonding Company, on its own behalf or on behalf of the other Transit Bonding Companies, rising under the Transit Reimbursement Agreement, the Transit Release, the Transit Bonds, the Transit Security Agreement and/or the Distribution Agreement, and any and all documents executed in connection therewith, excluding the New Bonds Agreement, in an aggregate amount equal to the Class 3 Transit Bonding Distribution.

     212. "SECURITIES ACT" means the Securities Act of 1933, 15 U.S.C. Section Section 77a-77aa, as now in effect or hereafter amended.

     213. "SECURITIES PLAINTIFFS" means, collectively, the MK Securities Class Action Plaintiffs and the MK Rail Securities Class Action Plaintiffs.

     214. "SHAREHOLDER LITIGATION SETTLEMENTS" means, collectively, the settlements of the MK Securities Class Actions, the MK Rail Securities Class Actions, the Derivative Actions and the Double Derivative Actions.

     215. "STIPULATION OF AMOUNT AND NATURE OF CLAIM" means a stipulation or other document that the Debtor has sent or may send to a Holder of a Claim that states the Debtor's position regarding the amount or nature of the Holder's Claim and requests such Holder's agreement with the Debtor's position.

     216. "SUBSEQUENT EQUITY RECOVERY" means the Subsequent Equity Recovery as defined in the Residual Equity Recovery Exhibit.

     217. "SUBSEQUENT RESIDUAL EQUITY DISTRIBUTION" means (unless the Merger Agreement is terminated), in the event of a Subsequent Equity Recovery, the amount of the proceeds from the Combined Company Series A Preferred Stock to be distributed by the Liquidating Trustee to the Disbursing Agent and/or the number of shares of Combined Company Common Stock to be distributed by the Liquidating Trustee to the Disbursing Agent, in each case for distribution to Holders of Allowed Class MK-8 Interests, both calculated in accordance with the Residual Equity Recovery Exhibit.

     218. "SUBSIDIARIES" means, collectively, American Piping & Boiler Co., Atascosa Mining Co., Centennial Engineering, Inc., CF Systems Corporation, Chemical Demilitarization of Anniston Company, MK Projects Company, MK Capital Company, MK-Ferguson Engineering Company, MK-Ferguson of Idaho Company, MK-Ferguson of Oak Ridge Company, MK Infrastructure Corporation, MK Train Control, Inc., Morrison-Knudsen Company, Inc., Morrison-Knudsen Corporation of Viet Nam, Morrison-Knudsen Engineers, Inc., Morrison-Knudsen International Company, Inc., Morrison-Knudsen Services, Inc., National Projects, Inc., Navasota Mining Company, Inc., and Yampa Mining Co.

     219. "THIRD-PARTY DISBURSING AGENT" means any entity designated by the Debtor or the Reorganized Debtor (other than the Combined Company or, if the Merger Agreement is terminated, Reorganized MK) to act as a Disbursing Agent pursuant to Section VII.B below.

     220. "TOUCHSTONE ACTIONS" means the Touchstone Actions as defined in the Disclosure Statement.

     221. "TOUCHSTONE CASH DISTRIBUTION" means the amount of the Cash Distribution to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Touchstone Claims in accordance with Part A of the Creditor Distribution Exhibit.

     222. "TOUCHSTONE CLAIMS" means any and all Claims of the plaintiffs in the Touchstone Actions arising under the Touchstone Settlement Agreement or in the Touchstone Actions.

     223. "TOUCHSTONE CLASS MK-6 RIGHTS EXERCISE PROCEEDS" means the amount of the Class MK-6 Rights Exercise Proceeds to be distributed on or as soon as practicable after the Effective Date to Holders of Allowed Touchstone Claims in accordance with Part A of the Creditor Distribution Exhibit.

     224. "TOUCHSTONE COMBINED COMPANY COMMON STOCK" means the aggregate number of shares of Combined Company Common Stock to be distributed, subject to the exercise of the Combined Company Rights, on or as soon as practicable after the Effective Date, unless the Merger Agreement is terminated, to Holders of Touchstone Claims in accordance with Part A of the Creditor Distribution Exhibit.

     225. "TOUCHSTONE NEW MK COMMON STOCK" means the aggregate number of shares of New MK Common Stock to be distributed on or as soon as practicable after the Effective Date, if the Merger Agreement is terminated, to Holders of Touchstone Claims in accordance with Part A of the Creditor Distribution Exhibit.

     226. "TOUCHSTONE SETTLEMENT AGREEMENT" means that certain Settlement Agreement dated as of January 12, 1996 among the parties to the Touchstone Actions.

     227. "TRADE CLAIM" means any Unsecured Claim against the Debtor arising from or with respect to the sale of goods or services to the Debtor, prior to the Petition Date, in the ordinary course of the Debtor's business, including any Claim of an employee that is not a Priority Claim.

     228. "TRANSIT ASSET PURCHASE AGREEMENT" means that certain Asset Purchase Agreement dated as of October 10, 1995, by and among the Debtor, MKO and Amerail.

     229. "TRANSIT BONDING CLAIMS" means, collectively, all Secured Transit Bonding Claims and Unsecured Transit Bonding Claims.

     230. "TRANSIT BONDING COMPANIES" means, collectively, the Bonding Company, Colonial American Casualty and Surety Company, North American Reinsurance Corporation, Prudential Reinsurance Corporation, American Re-insurance Company, Universal Underwriters Insurance Company, Skandia America Reinsurance Corporation, The Reinsurance Corporation of New York, Safeco Insurance Company of America and United States Fidelity and Guaranty Company.

     231. "TRANSIT BONDS" means the "Transit Bonds" as defined in the Transit Release.

     232. "TRANSIT REIMBURSEMENT AGREEMENT" means that certain Reimbursement Agreement dated as of October 10, 1995, by and among MK, MKO, the Subsidiaries and the Bonding Companies, as amended from time to time prior to the Petition Date.

     233. "TRANSIT RELEASE" means that certain Release dated as of October 10, 1995 by the Transit Bonding Companies identified as signatories thereto in favor of MK, MKO and the Subsidiaries listed therein.

     234. "TRANSIT SECURITY AGREEMENT" means that certain Pledge and Security Agreement (Reimbursement Agreement Obligations) dated as of October 10, 1995 by MK, MKO and certain of the Subsidiaries, in favor of the Bonding Company.

     235. "UNIMPAIRED CLAIM" means a Claim that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

     236. "UNOFFICIAL EQUITY COMMITTEE" means the unofficial equity committee consisting of Trendex Capital Management, Cypress Management, L.P., Heartland Capital Corp., Richard Steiner and, solely in its capacity as co-lead counsel to the Securities Plaintiffs, Much Shelist Freed Denenberg & Ament, P.C.

     237. "UNSECURED CLAIM" means any Claim which is not an Administrative Claim, Priority Claim, Priority Tax Claim, Secured Claim, Unsecured Funded Debt Claim, Unsecured Metra Lender Claim, Unsecured Transit Bonding Claim, Boise Landlord Claim or Touchstone Claim.

     238. "UNSECURED FUNDED DEBT CLAIMS" means the Allowed Funded Debt Claims arising under the Existing Loan Documents and consisting of Existing Loans and any accrued and unpaid interest with respect thereto outstanding after giving effect to the distributions made under the Plan on account of the Secured Funded Debt Claims.

     239. "UNSECURED METRA LENDER CLAIMS" means the Allowed Metra Lender Claims arising under the Metra Guaranty and the Override Loan Documents outstanding after giving effect to the distributions made under the Plan on account of the Secured Metra Lender Claims.

     240. "UNSECURED TRANSIT BONDING CLAIMS" means, collectively, the Allowed Claims of the Bonding Company, on its own behalf or on behalf of the other Transit Bonding Companies, arising under the Transit Reimbursement Agreement, the Transit Release, the Transit Bonds, the Transit Security Agreement and/or the Distribution Agreement, and any and all documents executed in connection therewith, excluding the New Bonds Agreement, outstanding after giving effect to the distributions made under the Plan on account of the Secured Transit Bonding Claims.

     241. "VOTING INSTRUCTIONS" means the instructions for voting on the Plan contained in the section of the Disclosure Statement entitled "Voting and Confirmation of the Plan--Voting Procedures and Requirements" and accompanying the Ballots and the Master Ballots.

     242. "VOTING RECORD DATE" means, collectively, (i) with respect to identification of Holders of Impaired Claims (other than Touchstone Claims) entitled to vote on the Plan, June 10, 1996 and (ii) with respect to identification of the Holders of Allowed Class MK-8 Interests and Touchstone Claims entitled to vote on the Plan, July 25, 1996.

     243. "WASHINGTON" means Washington Construction Group, Inc., a Delaware corporation.

B.   RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW

     1.   RULES OF INTERPRETATION

     For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or Exhibit Filed or to be Filed means such document or Exhibit, as it may have been or may be amended, modified or supplemented; (d) if the Plan's description of the terms of an Exhibit is inconsistent with the terms of the Exhibit, the terms of the Exhibit shall control; (e) unless otherwise specified, all references in the Plan to Articles, Sections, Clauses and Exhibit are references to Articles, Sections, Clauses and Exhibits of or to the Plan; (f) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (h) all references to the termination of the Merger Agreement are references to the termination thereof in accordance with the terms thereof; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply, to the extent such rules are not inconsistent with any other provision in this Section I.B.1.

     2.   COMPUTATION OF TIME

     In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

     3.   GOVERNING LAW

     Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.


                                 ARTICLE II.

                ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS

     In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described below in Article II, have not been classified.

A.   ADMINISTRATIVE CLAIMS

     1.   IN GENERAL

     Subject to the provisions of Section II.A.2 below with respect to Professionals and certain other entities, on the Effective Date, each Holder of an Allowed Administrative Claim shall receive Cash equal to the amount of such Allowed Administrative Claim, unless such Holder and the Debtor or Reorganized Debtor agree to other terms or a Final Order of the Bankruptcy Court provides for other terms; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Debtor pursuant to the Plan (including Administrative Claims of governmental units for taxes) shall be assumed on the Effective Date and paid, performed or settled by the Reorganized Debtor when due in accordance with the terms and conditions of the particular agreements governing such obligations.

     2.   PROFESSIONALS

     Professionals or other entities requesting compensation or reimbursement of expenses pursuant to section 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered before the Effective Date (including compensation requested pursuant to section 503(b)(4) of the Bankruptcy Code by any Professional or other entity for making a substantial contribution in the Chapter 11 Case) shall File and serve on the Reorganized Debtor and counsel for the Reorganized Debtor an application for final allowance of compensation and reimbursement of expenses no later than 30 days after the Effective Date, unless such Filing and service deadline are extended by the Bankruptcy Court; provided, however, that any Professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals' Order without having Filed an application for compensation or reimbursement of expenses may continue to receive compensation and reimbursement of expenses for services rendered before the Effective Date without further Bankruptcy Court review or approval pursuant to the Ordinary Course Professionals' Order. Objections to applications of Professionals or other entities for compensation or reimbursement of expenses must be Filed and served on the Reorganized Debtor, counsel for the Reorganized Debtor and the requesting Professional or other entity no later than 30 days after the date on which the applicable application for compensation or reimbursement was Filed.

B.   PRIORITY TAX CLAIMS

     On the Effective Date, each Holder of an Allowed Priority Tax Claim due and payable on or prior to the Effective Date shall receive Cash equal to the amount of such Allowed Priority Tax Claim, unless such Holder and the Debtor or Reorganized Debtor agree to other terms, or a Final Order of the Bankruptcy Court provides for other terms. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (1) survive the Effective Date and consummation of the Plan and be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Case had not been commenced and (2) not be discharged pursuant to section 1141 of the Bankruptcy Code. In accordance with section 1124 of the Bankruptcy Code, the Plan shall leave unaltered the legal, equitable and contractual rights of each Holder of an Allowed Priority Tax Claim.


                                 ARTICLE III.

                       CLASSIFICATION AND TREATMENT OF
                       CLASSIFIED CLAIMS AND INTERESTS

     All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes described below.

     A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes only to the extent that any remainder of the Claim or Interest qualifies within the description of such other Classes A Claim or Interest is also classified in a particular Class only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied prior to the Effective Date.

A.   SUMMARY OF CLAIMS AND INTERESTS

Class                                   Status

Class MK-1 -- Priority Claims           Unimpaired -- not entitled to vote

Class MK-2 -- Bridge Loan Claims        Unimpaired -- not entitled to vote

Class MK-3 -- Secured Funded Debt       Impaired -- entitled to vote
Claims, Secured Metra Lender Claims
and Secured Transit Bonding Claims

Class MK-4 -- Existing LC Claims and    Impaired -- entitled to vote
Existing Guaranty Claims

Class MK-5 -- Other Secured Claims      Unimpaired -- not entitled to vote

Class MK-6 -- Unsecured Funded Debt     Impaired -- entitled to vote
Claims, Unsecured Metra Lender Claims,
Unsecured Transit Bonding Claims, Boise
Landlord Claims and Touchstone Claims

Class MK-7 -- Unsecured Claims          Unimpaired -- not entitled to vote

Class MK-8 -- Interests of Holders of   Impaired -- entitled to vote
Old Common Stock and Securities
Plaintiffs

Class MK-9 -- Interests of Holders of   Impaired -- deemed to have
Old Stock Options and Old Warrants      rejected the Plan

B.   CLASSIFICATION AND TREATMENT OF CLAIMS AGAINST AND INTERESTS IN MK

     1.   CLASS MK-1 PRIORITY CLAIMS

          (a) Classification: Class MK-1 consists of all Priority Claims against MK.

          (b) Treatment: On the Effective Date, each Holder of an Allowed Class MK-1 Claim shall receive Cash equal to the amount of such Claim, unless the Holder of such Claim and the Combined Company (or, if the Merger Agreement
is terminated, Reorganized MK) agree to a  different treatment.   Any Allowed
Class MK-1 Claim not due and owing on the Effective Date will be paid in full in Cash by the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) when such Claim becomes due and owing.

          (c) Voting: Class MK-1 is unimpaired, and the Holders of Claims in Class MK-1 are not entitled to vote to accept or reject the Plan.

     2.   CLASS MK-2 -- BRIDGE LOAN CLAIMS

          (a) Classification: Class MK-2 consists of all Bridge Loan Claims against MK.

          (b) Treatment: All Allowed Class MK-2 Claims have been paid in full in cash in accordance with an order of the Bankruptcy Court pursuant to borrowings under the DIP Financing Facility. On the Effective Date, to the extent not previously paid, each Holder of an Allowed Class MK-2 Claim shall receive Cash equal to the amount of such Claim, unless the Holder of such a Claim and the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) agree to a different treatment.

          (c) Voting: Class MK-2 is unimpaired and the Holders of Claims in Class MK-2 are not entitled to vote to accept or reject the Plan.

     3. CLASS MK-3 -- SECURED FUNDED DEBT CLAIMS, SECURED METRA LENDER CLAIMS AND SECURED TRANSIT BONDING CLAIMS

          (a) Classification: Class MK-3 consists of all Secured Funded Debt Claims, Secured Metra Lender Claims and Secured Transit Bonding Claims against MK.

          (b) Treatment: Subject to the provisions of Section V.B.4, the Liquidating Trust MK Rail Stock, the Liquidating Trust MK Rail Note Proceeds and the Liquidating Trust Class MK-3 Rights Exercise Proceeds shall be distributed to the Liquidating Trust (and, if the MK Rail Note has not been cancelled pursuant to the MK Rail Note Cancellation Agreement, the MK Rail
Note shall  also be distributed  to the  Liquidating Trust).   Following such
distributions to the Liquidating Trust, and (unless the Merger Agreement is terminated) subject to (i) the exercise of the Combined Company Rights and
(ii) the provisions of Section III.B.8 in the event of an Initial Equity Recovery or a Subsequent Equity Recovery, Allowed Class MK-3 Claims shall be accorded the following treatment:

               (i)  Secured Funded Debt Claims.  On the Effective Date, the
                    --------------------------
Existing Loan Documents shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-3 Claim consisting of a Secured Funded Debt Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Funded Debt Pro Rata Share of (i) the Funded Debt MK Rail Stock, (ii) the Funded Debt MK Rail Note Proceeds, and (iii) the Funded Debt Class MK-3 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded a Holder of a Secured Funded Debt Claim under the Liquidating Trust Agreement.

               (ii) Secured Metra Lender Claims.  On the Effective Date, the
                    --------------------------- Existing Loan Documents
shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-3 Claim consisting of a secured Metra Lender Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Metra Lender Pro Rata Share of
(i) the Metra Lender MK Rail Stock, (ii) the Metra Lender MK Rail Note Proceeds, and (iii) the Metra Lender Class MK-3 Rights Exercise Proceeds and
(B) shall have the rights and benefits accorded a Holder of a Secured Metra Lender Claim under the Liquidating Trust Agreement.

               (iii)     Secured Transit Bonding Claims.  On the Effective
                         ------------------------------
Date, the Transit Reimbursement Agreement and the Transit Security Agreement shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. The Bonding Company shall receive, on or as soon as practicable after the Effective Date, in full and final satisfaction of all Allowed Class MK-3 Claims consisting of Secured Transit Bonding Claims, the Bonding Company MK Rail Stock, the Bonding Company MK Rail Note Proceeds and the Bonding Company Class MK-3 Rights Exercise Proceeds and shall have the rights and benefits accorded a Holder of a Secured Transit Bonding Claim under the Liquidating Trust Agreement.

          (c) Voting: Class MK-3 is impaired and the Holders of Allowed Class MK-3 Claims are entitled to vote to accept or reject the Plan.

     4.   CLASS MK-4 -- EXISTING LC CLAIMS AND EXISTING GUARANTY CLAIMS

          (a) Classification: Class MK-4 consists of all Existing LC Claims and Existing Guaranty Claims against MK.

          (b) Treatment: On or before the Effective Date, the reimbursement agreements with respect to the Existing Letters of Credit shall be automatically terminated without any further action by any party and shall no longer be of any force or effect and each Holder of an Allowed Class MK Claim consisting of an Existing LC Claim shall enter into a New Letter of Credit Reimbursement Agreement with the Reorganized Debtor in full and final
satisfaction of such  Allowed Claim.   Each such Existing  LC Claim shall  be
entitled to be paid in full in Cash in accordance with the terms of the New Letter of Credit Reimbursement Agreement. On or before the Effective Date, the Existing Guaranties shall be automatically terminated without any further action by any party and shall no longer be of any force or effect and each Holder of an Allowed Class MK-4 Claim consisting of an Existing Guaranty Claim shall enter into a New Guaranty with the Reorganized Debtor in full and final satisfaction of such Allowed Claim. Each such Allowed Claim shall be entitled to be paid in full in Cash in accordance with the terms of the new Guaranty.

          (c) Voting: Class MK-4 is impaired and the Holders of Allowed Class MK-4 Claims are entitled to vote to accept or reject the Plan.

     5.   CLASS MK-5 -- OTHER SECURED CLAIMS

          (a) Classification: Class MK-5 consists of all Other Secured Claims against MK, including the Secured Claims of Amerail under the Amerail Environmental Security Agreement.

          (b) Treatment: On the Effective Date, at the option of MK or the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK), each Allowed Class MK-5 Claim shall be treated pursuant to either clause (i) or (ii) below:

               (i) MK or the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) may transfer the property securing such Claim to the Holder of the Claim, in full satisfaction of the Claim; or

               (ii) such Claim may be Reinstated as follows: (A) any default, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code, shall be cured; (B) the maturity of the Claim shall be reinstated as the maturity existed before any default;
(C) the Holder of the Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the Holder on any contractual provision that entitled the Holder to demand or receive accelerated payment of the Claim; and (D) the other legal, equitable or contractual rights to which the Claim entitles the Holder shall not otherwise be altered. The Other Secured Claims against MK of Amerail under the Amerail Environmental Security Agreement shall be treated pursuant to this subclause (ii).

          (c) Voting: Class MK-5 is unimpaired and the Holders of Claims in Class MK-5 are not entitled to vote to accept or reject the Plan.

     6. CLASS MK-6 -- UNSECURED FUNDED DEBT CLAIMS, UNSECURED METRA LENDER CLAIMS, UNSECURED TRANSIT BONDING CLAIMS, BOISE LANDLORD CLAIMS AND TOUCHSTONE CLAIMS

          (a) Classification: Class MK-6 consists of all Unsecured Funded Debt Claims, Unsecured Metra Lender Claims, Unsecured Transit Bonding Claims, Boise Landlord Claims and Touchstone Claims against MK.

          (b) Treatment: Subject to the provisions of Sections III.B.6(c) and V.B.4, the Combined Company Series A Preferred Stock, the Liquidating Trust Cash Distribution, the Liquidating Trust Combined Company Common Stock and the Liquidating Trust Class MK-6 Rights Exercise Proceeds shall be distributed to the Liquidating Trust. Following such distribution to the Liquidating Trust, and (unless the Merger Agreement is terminated) subject to (i) the exercise of the Combined Company Rights and (ii) the provisions of Section III.B.8 in the event of an Initial Equity Recovery or a Subsequent Equity Recovery, Allowed Class MK-6 Claims shall be treated as follows:

               (i)  Unsecured Funded Debt Claims.  On the Effective Date, the
                    ----------------------------
Existing Loan Documents shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-6 Claim consisting of an Unsecured Funded Debt Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Funded Debt Pro Rata Share of (i) the Funded Debt Combined Company Common Stock,
(ii) the Funded Debt Cash Distribution, and (iii) the Funded Debt Class MK-6 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded a Holder of an Unsecured Funded Debt Claim under the Liquidating, Trust Agreement.

               (ii) Unsecured Metra Lender Claims.  On the Effective Date,
                    -----------------------------
the Existing Loan Documents shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-6 Claim consisting of an Unsecured Metra Lender Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Metra Lender Pro Rata Share of (i) the Metra Lender Combined Company Common Stock,
(ii) the Metra Lender Cash Distribution, and (iii) the Metra Lender Class 6 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded a Holder of an Unsecured Metra Lender Claim under the Liquidating Trust Agreement.

               (iii) Unsecured Transit Bonding Claims. On the Effective -------------------------------- Date, the Transit
Reimbursement Agreement and the Transit Security Agreement shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. The Bonding Company (A) shall receive, on or as soon as practicable after the Effective Date, in full and final satisfaction of all Allowed Class MK-6 Claims consisting of Unsecured Transit Bonding Claims, the Bonding Company Combined Company Common Stock, the Bonding Company Cash Distribution and the Bonding Company Class 6 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded a Holder of an Unsecured Transit Bonding Claim under the Liquidating Trust Agreement.

               (iv) Boise Landlord Claims.  On or as soon as is practicable
                    ---------------------
after the Effective Date, the Holder of an Allowed Boise Landlord Claim (A) shall receive, in full and final satisfaction of such Allowed Claim, the Boise Landlord Combined Company Common Stock, the Boise Landlord Cash Distribution and the Boise Landlord Class 6 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded a Holder of a Boise Landlord Claim under the Liquidating Trust Agreement.

               (v)  Touchstone Claims.  On or as soon as is practicable after
                    -----------------
the Effective Date, the Holders of the Allowed Touchstone Claims (A) shall receive, in full and final satisfaction of such Allowed Claims, the Touchstone Combined Company Common Stock, the Touchstone Cash Distribution and the Touchstone Class 6 Rights Exercise Proceeds and (B) shall have the rights and benefits accorded the Holders of the Touchstone Claims under the Liquidating Trust Agreement.

          (c) Alternative Treatment: If the Merger Agreement is terminated, the New MK Series A Preferred Stock and the Liquidating Trust New MK Common
Stock  shall  be  distributed  to  the Liquidating  Trust.    Following  such
distribution, Allowed Class MK-6 Claims shall be treated as follows:

               (i)  Unsecured Funded Debt Claims.  On the Effective Date, the
                    ----------------------------
Existing Loan Documents shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-6 Claim consisting of an Unsecured Funded Debt Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Funded Debt Pro Rata Share of the Funded Debt New MK Common Stock and (B) shall have the rights and benefits accorded a Holder of an Unsecured Funded Debt Claim under the Liquidating Trust Agreement.

               (ii) Unsecured Metra Lender Claims.  On the Effective Date,
                    -----------------------------
the Existing Loan Documents shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. Each Holder of an Allowed Class MK-6 Claim consisting of an Unsecured Metra Lender Claim, in full and final satisfaction of such Allowed Claim, (A) shall receive, on or as soon as practicable after the Effective Date, its Metra Lender Pro Rata Share of the Metra Lender New MK Common Stock and (B) shall have the rights and benefits accorded a Holder of an Unsecured Metra Lender Claim under the Liquidating Trust Agreement.

               (iii)  Unsecured Transit Bonding Claims.  On the Effective
                      --------------------------------
Date, the Transit Reimbursement Agreement and the Transit Security Agreement shall be automatically terminated without any further action by any party and shall no longer be of any force or effect. The Bonding Company (A) shall receive, on or as soon as practicable after the Effective Date, in full and final satisfaction of all Allowed Class MK-6 Claims consisting of Unsecured Transit Bonding Claims, the Bonding Company New MK Common Stock and (B) shall have the rights and benefits accorded a Holder of an Unsecured Transit Bonding Claim under the Liquidating Trust Agreement.

               (iv) Boise Landlord Claims.  On or as soon as is practicable
                    ---------------------
after the Effective Date, the Holder of an Allowed Boise Landlord Claim (A) shall receive, in full and final satisfaction of such Allowed Claim, the Boise Landlord New MK Common Stock and (B) shall have the rights and benefits accorded a Holder of a Boise Landlord Claim under the Liquidating Trust Agreement.

               (v)  Touchstone Claims.  On or as soon as is practicable after
                    -----------------
the Effective Date, the holders of the Allowed Touchstone Claims (A) shall receive, in full and final satisfaction of such Allowed Claims, the Touchstone New MK Common Stock and (B) shall have the rights and benefits accorded the Holders of the Touchstone Claims under the Liquidating Trust Agreement.

          (d) Voting: Class MK-6 is impaired and the Holders of Allowed Class MK-6 Claims are entitled to vote to accept or reject the Plan.

     7.   CLASS MK-7 -- UNSECURED CLAIMS

          (a) Classification: Class MK-7 consists of all Unsecured Claims against MK.

          (b) Treatment: On the Effective Date, subject to the treatment set forth below for Trade Claims, at the option of MK or the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK), each Allowed Class MK-7 Claim shall be treated pursuant to clause (i), (ii) or
(iii) below:

               (i) the Claim shall be Reinstated by providing the Holder thereof with Cash equal to the amount of such Claim, in accordance with the contractual terms governing such Claim;

               (ii) the Claim may be Reinstated other than as provided in clause (i) above; or

               (iii) the Holder of such Claim may receive payment pursuant to any other terms agreed to by the Holder and MK or the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK).

     With respect to matured and liquidated Allowed Trade Claims, MK shall pay Allowed Trade Claims in full in Cash equal to the amount of each such Trade Claim in the ordinary course of business.

     The National Steel Guaranty Claim shall be Reinstated in accordance with the contractual terms of the National Steel Guaranty.

          (c) Voting: Class MK-7 is unimpaired and the Holders of Claims in Class MK-7 are not entitled to vote to accept or reject the Plan.

     8. CLASS MK-8 -- INTERESTS OF HOLDERS OF OLD COMMON STOCK AND SECURITIES PLAINTIFFS

          (a) Classification: Class MK-8 consists of the Interests of (i) Holders of Old Common Stock and (ii) the Securities Plaintiffs.

          (b) Treatment: Subject to the provisions hereof providing for additional distributions in the event of an Initial Equity Recovery or a Subsequent Equity Recovery, on or as soon as is practicable after the Effective Date, each Holder of an Allowed Class MK-8 Interest shall receive, in full and final satisfaction of such Interest, (A) its Pro Rata Share of Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) and (B) unless the Merger Agreement is terminated, a number, equal to the number of shares of Old Common Stock held by such Holder as of the
applicable  Distribution  Due, of  Combined  Company  Rights.   Any  Combined
Company Rights distributed pursuant to this Section III.B.8 may be exercised in accordance with the provisions of Section VII.B.6 of the Plan.
In addition to the distribution of Combined Company Warrants and Combined Company Rights, unless the Merger Agreement is terminated, (i) in the event of an Initial Equity Recovery, each Holder of an Allowed Class
MK-8 Interest shall receive its Pro Rata Share of the Initial Residual
Equity Distribution and (ii) in  the event  of a Subsequent  Equity
Recovery, each Holder of an Allowed Class MK-8 Interest shall receive its Pro Rata Share of the Subsequent Residual Equity Distribution. For purposes of this clause (b), (A) the MK Securities Class Action Plaintiffs shall be deemed to hold 2,976,923 shares of Old Common Stock and (B) the MK Rail Securities Class Action Plaintiffs shall be deemed to hold 869,231 shares of Old Common Stock.

          (c) Voting: Class MK-8 is impaired and the Holders of Allowed Class MK-8 Interests are entitled to vote to accept or reject the Plan.

     9.   CLASS MK-9 -- INTERESTS OF HOLDERS OF OLD STOCK OPTIONS AND OLD
WARRANTS

          (a) Classification: Class MK-9 consists of the Interests of the Holders of Old Stock Options and Old Warrants.

          (b) Treatment: The Holders of Class MK-9 Interests shall not receive or retain any property under the Plan on account of such Interests.

          (c) Voting: Class MK-9 is impaired and because no distribution of property will be made to Holders of Class MK-9 Interests, nor will such Holders retain any property, Class MK-9 is deemed not to have accepted the Plan.

C.   SPECIAL PROVISIONS REGARDING UNIMPAIRED CLAIMS

     Except as otherwise provided in the Plan, nothing shall affect the Debtor's or the Reorganized Debtor's rights and legal and equitable defenses in respect of any Unimpaired Claims, including but not limited to all rights in respect of legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

D.   ACCRUAL OF POSTPETITION INTEREST; PAYMENT OF POSTPETITION FEES AND
EXPENSES

     Subject to entry of an order by the Bankruptcy Court, interest on and fees and expenses with respect to the Other Secured Claims and the Funded Debt Claims and the fees and expenses of the Existing Indebtedness Agent and the Lender Steering Committee shall be paid during the Chapter 11 Case as they come due under the terms of the Override Agreement at the applicable non-default contractual rate. Additionally, the reasonable fees and expenses of counsel to, and the members of, the Unofficial Equity Committee shall be paid promptly by the Debtor or Reorganized Debtor; provided, however, that if the amount of counsel's fees and expenses payable hereunder is not agreed to, then only the undisputed amount, if any, of such fees and expenses shall be paid and counsel's sole recourse with respect to the balance sought will be to request payment of the same pursuant to section 503(b) of the Bankruptcy Code; and provided further, that the aggregate fees and expenses payable to the members of the Unofficial Equity Committee shall not exceed $100,000. To the extent not previously paid when due or otherwise provided for under the Plan, such undisputed interest, fees and expenses, together with any unpaid professional fees due the Holders of Other Secured Claims, shall be paid in Cash on the Effective Date, together with any additional amounts required to be paid in respect of Unimpaired Claims pursuant to
Section 1124. Except as otherwise provided above or in the Plan, no Holder of an Allowed Unsecured Claim shall be entitled to the accrual of postpetition interest or the payment by the Debtor or Reorganized Debtor of postpetition interest on account of such Claim for any purpose; provided, however, that interest, fees and other charges shall continue to accrue under the Metra Credit Agreement and the Metra Guaranty to the Effective Date for purposes of determining the Metra Ceiling Amount.


                                 ARTICLE IV.

                     ACCEPTANCE OR REJECTION OF THE PLAN

A.   VOTING CLASSES

     Each Holder of an Allowed Class MK-3, MK-4 or MK-6 Claim or an Allowed Class MK-8 Interest shall be entitled to vote to accept or reject the Plan.

B.   ACCEPTANCE BY IMPAIRED CLASSES

     An Impaired Class of Claims shall have accepted the Plan if (i) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An Impaired Class of Interests shall have accepted the Plan if the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

C.   PRESUMED ACCEPTANCE OF PLAN

     Classes MK-1, MK-2, MK-5 and MK-7 are unimpaired under the Plan and, therefore, conclusively are presumed to have accepted the Plan pursuant to section 1126(f) the Bankruptcy Code.

D.   DEEMED NON-ACCEPTANCE OF PLAN

     Holders of Class MK-9 Interests shall not receive or retain any property under the Plan on account of their Interests, and therefore, Class MK-9 is deemed not to have accepted the Plan pursuant to section 1126(g) of the Bankruptcy Code.

E.   NON-CONSENSUAL CONFIRMATION

     The Debtor will seek Confirmation of the Plan under section 1129(b) of the Bankruptcy Code in view of the deemed non-acceptance by Class MK-9. In the event that any Impaired Class of Claims or Interests does not accept the Plan in accordance with section 1126 of the Bankruptcy Code, the Debtor hereby requests that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code. Subject to the Merger Agreement, the Debtor reserves the right to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.


                                  ARTICLE V.

                     MEANS FOR IMPLEMENTATION OF THE PLAN

A. CONTINUED CORPORATE EXISTENCE, VESTING OF ASSETS IN THE REORGANIZED DEBTOR AND PRESERVATION OF RIGHTS OF ACTION

     1.   CONTINUED CORPORATE EXISTENCE AND VESTING OF ASSETS

     On the Effective Date, MK will merge into Washington pursuant to the Merger Agreement, unless the Merger Agreement is terminated. The Reorganized Debtor will continue to exist after the Effective Date as a separate corporate entity, with all of the powers of a corporation under the Delaware General Corporation Law and without prejudice to any right to alter or terminate their existence (whether by merger or otherwise). Except as otherwise provided in the Plan, on and after the Effective Date, all property of the Estate of the Debtor, including all claims, rights and causes of action (other than those released pursuant to Section V.E below), and any property acquired by the Debtor or Reorganized Debtor under or in connection with the Plan, shall vest in the Reorganized Debtor free and clear of all Claims, liens, charges, other encumbrances and Interests. On and after the Effective Date, the Reorganized Debtor may operate its businesses and may use, acquire and dispose of property and compromise or settle any Claims or Interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtor may pay the charges that it incurs on or after the Effective Date for Professionals' fees, disbursements, expenses or related support services without application to the Bankruptcy Court, except for compensation or reimbursement of expenses for any services rendered after the Effective Date in connection with any applications for compensation or reimbursement pending on the Effective Date or Filed and served after the Effective Date pursuant to Section II.A.2 above.

     2.   PRESERVATION OF RIGHTS OF ACTION

     Except as provided in Section V.E below, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtor shall retain and may enforce any claims, rights and causes of action that the Debtor or its Estate may hold against any entity, including but not limited to the claims, rights and causes of action set forth in Exhibit U. Failure to list a claim, right or cause of action on Exhibit U shall not constitute a waiver or release by the Debtor of such claim, right or cause of action. The Reorganized Debtor or its successors may pursue such retained claims, rights or causes of action, as appropriate, in accordance with the best interests of the Reorganized Debtor.

B.   THE RESTRUCTURING TRANSACTIONS

     1.   THE MERGER

          (a)  CONSUMMATION OF THE MERGER

     Simultaneously with the commencement of the Effective Date, unless the Merger Agreement is terminated, MK shall take all such actions, including without limitation all actions set forth in Articles 2 and 3 of the Merger Agreement, as may be necessary or appropriate to effect the Merger on the terms and subject to the conditions set forth in the Merger Agreement. Without limiting the generality of the foregoing sentence, promptly upon the satisfaction or waiver (pursuant to Section IX.C) of each of the conditions set forth in Section IX.B, MK will cause the Merger Agreement or a certificate of merger conforming to the applicable provisions of the Delaware General Corporation Law to be filed with the Secretary of State of Delaware pursuant to applicable provisions of the Delaware General Corporation Law and will take or cause to be taken all other actions, including making appropriate filings or recordings, that may be required by the Delaware General Corporation Law or then-applicable law in connection with the Merger.

          (b) CANCELLATION OF CAPITAL STOCK AND EXISTING LOAN DOCUMENTS; SURRENDER OF SECURITIES AND OTHER DOCUMENTATION

     On the Effective Date, the Capital Stock (whether issued and outstanding or held in the treasury of MK immediately prior to the Effective
Date), the Rights, the Existing Loan Documents, the Transit Reimbursement Agreement and the Transit Security Agreement shall be deemed to be cancelled, extinguished, retired and of no further force and effect, in all events without any further action on the part of the Debtor, the Reorganized Debtor, the holders of Capital Stock or any other entity. The Holders of such canceled securities and other documentation shall have no rights arising from or relating to such securities or other documentation, or the cancellation thereof, except the rights provided pursuant to the Plan; provided, however, that no distribution under the Plan shall be made to or on behalf of any Holder of any Allowed Claim or Allowed Interest evidenced by such canceled securities or other documentation unless or until such securities or documentation are received by the Disbursing Agent pursuant to
Section VII.H below. On the Effective Date, the Rights Agreement shall be deemed to be cancelled, retired and of no further force and effect, without any further action on the part of the Debtor or the Reorganized Debtor.

          (c)  EFFECT OF THE MERGER ON TRANSFER OF SECURITIES

     Unless the Merger Agreement is terminated, the shares of Combined Company Common Stock shall be distributed to Holders of Allowed Class MK-6 Claims and to the Liquidating Trust (and, if applicable, to the Holders of Allowed Class MK-8 Interests), and the Combined Company Warrants and the Combined Company Rights shall be distributed to Holders of Allowed Class MK-8 Interests, pursuant to the Plan to the same effect as if (i) immediately prior to the Merger on the Effective Date, newly issued shares of common stock of Reorganized MK had been distributed to Holders of Allowed Class MK-6 Claims and to the Liquidating Trust (and, if applicable, to the Holders of Allowed Class MK-8 Interests) and the formerly outstanding shares of Old Common Stock had been converted into warrants to purchase shares of common stock of Reorganized MK, and (ii) immediately thereafter, pursuant to the Merger, the newly issued shares of common stock of Reorganized MK were converted into Combined Company Common Stock and the warrants to purchase shares of common stock of Reorganized MK were converted into Combined Company Warrants.

          (d)  THE REORGANIZED DEBTOR'S OBLIGATIONS UNDER THE PLAN

     From and after the Effective Date, the Reorganized Debtor will perform the obligations of the Debtor under the Plan.

     2.   NEW LETTER OF CREDIT REIMBURSEMENT AGREEMENT AND NEW GUARANTIES

     On the Effective Date, the Reorganized Debtor shall enter into New Letter of Credit Reimbursement Agreements with issuers of Existing Letters of Credit and New Guaranties with holders of Existing Guaranties.

     3.   ISSUANCE OF SECURITIES AND RELATED DOCUMENTATION

     On the Effective Date:

          (a) The Combined Company shall issue the shares of Combined Company Common Stock to be distributed pursuant to the Plan (or, if the Merger Agreement is terminated, Reorganized MK shall issue the shares of New MK Common Stock to be distributed pursuant to the Plan).

          (b)  The Combined Company shall issue the Combined Company Series
A Preferred Stock to be distributed pursuant to the Plan (or, if the Merger Agreement is terminated, Reorganized MK shall issue the shares of New MK Series A Preferred Stock to be distributed pursuant to the Plan).

          (c) The Combined Company shall issue, pursuant to the Combined Company Warrant Agreement, the Combined Company Warrants to be distributed pursuant to the Plan (or, if the Merger Agreement is terminated, Reorganized MK shall issue, pursuant to the New MK Warrant Agreement, the New MK Warrants to be distributed to the Plan).

          (d) The Combined Company shall issue the Combined Company Rights to be distributed pursuant to the Plan (unless the Merger Agreement is terminated).

          (e) The transferees of the Combined Company Common Stock (or, if the Merger Agreement is terminated, the New MK Common Stock) shall be deemed to have entered into the Combined Company Registration Rights Agreement (or, if the Merger Agreement is terminated, the New MK Registration Rights Agreement) without further action on the part of the Debtor, Reorganized Debtor or any other entity.

     4.   ESTABLISHMENT OF LIQUIDATING TRUST

     On or as soon as practicable after the Combined Company Rights Expiration Date, the Liquidating Trust shall be established pursuant to the Liquidating Trust Agreement and the Plan. Unless the Merger Agreement is terminated, and subject to the exercise of the Combined Company Rights, (a) the Liquidating Trust MK Rail Stock, (b) the Liquidating Trust MK Rail Note Proceeds (and, if the MK Rail Note has not been cancelled in accordance with the MK Rail Note Cancellation Agreement, the MK Rail Note), (c) the Liquidating Trust Cash Distribution, (d) the Liquidating Trust Combined Company Common Stock, (e) the Combined Company Series A Preferred Stock, (f) the Liquidating Trust Class MK-3 Rights Exercise Proceeds, and (g) the Liquidating Trust Class MK-6 Rights Exercise Proceeds, or the proceeds of each thereof, shall be conveyed to the Liquidating Trust. If the Merger Agreement is terminated, (a) the Liquidating Trust MK Rail Stock, (b) the Liquidating Trust MK Rail Note Proceeds (and, if the MK Rail Note has not been cancelled in accordance with the MK Rail Note Cancellation Agreement, the MK Rail Note), (c) the Liquidating Trust New MK Common Stock, and (d) the New MK Series A Preferred Stock, or the proceeds of each thereof, shall be conveyed to the Liquidating Trust.

     If, prior to the Combined Company Rights Expiration Date (or, if the Merger Agreement is terminated, the Effective Date), (a) the Metra Final Accounting Date, as defined in the Liquidating Trust Agreement, has occurred,
(b) the MK Rail Note has been cancelled in accordance with the terms of the MK Rail Note Cancellation Agreement, and (c) the Debtor determines, in accordance with the Residual Equity Recovery Exhibit, that no Subsequent Equity Recovery will occur, then (a) the Liquidating Trust shall not be established, (b) the Combined Company Series A Preferred Stock (or, if the Merger Agreement is terminated, the New MK Series A Preferred Stock) shall be distributed, subject (unless the Merger Agreement is terminated) to the exercise of the Combined Company Rights, to Holders of Allowed Class MK-6 Claims in accordance with the provisions of the Creditor Distribution Exhibit that are applicable solely in the event that the Liquidating Trust is not established, and (c) all provisions of the Plan, including all exhibits hereto, relating to the Liquidating Trust shall be of no force or effect, and the property to be otherwise distributed to the Liquidating Trust shall be distributed, subject (unless the Merger Agreement is terminated) to the exercise of the Combined Company Rights, to Holders of Allowed Class MK-3 or MK-6 Claims, as the case may be, in accordance with the Creditor Distribution Exhibit.

     5.   ESTABLISHMENT OF NEW CREDIT FACILITY

     On the Effective Date, if the Merger Agreement is terminated, the Reorganized Debtor shall establish the New Credit Facility by entering into the New Credit Facility Documents.

     6.   PROCEDURES FOR EXERCISE OF COMBINED COMPANY RIGHTS

     (a) Each Combined Company Right may be exercised by the holder thereof at any time during the Combined Company Rights Exercise Period to purchase a portion of the Combined Company Rights Aggregate Consideration equal to the quotient that results from dividing (i) one by (ii) the number of Combined Company Rights issued under the Plan (the exercise of any Combined Company Rights in such manner being referred to as a "Primary Exercise"). Although a holder of Combined Company Rights may exercise all or any portion of such holder's Combined Company Rights pursuant to a Primary Exercise, all such Combined Company Rights that are to be exercised by such holder pursuant to a Primary Exercise shall be exercised concurrently. Any holder of Combined Company Rights that seeks to exercise all of such holder's Combined Company Rights pursuant to a Primary Exercise may also seek to exercise a notional number of additional Combined Company Rights not to exceed the difference that results from subtracting (i) the number of Combined Company Rights sought to be exercised by such holder pursuant to a Primary Exercise from
(ii) the number of Combined Company Rights issued under the Plan (the exercise of any Combined Company Rights in such manner being referred to as an "Oversubscription Exercise"). Any exercise of Combined Company Rights pursuant to a Primary Exercise or an Oversubscription Exercise will be irrevocable. Any exercise of Combined Company Rights pursuant to an Oversubscription Exercise will be subject to prorationing as described in clause (d) below in the event that the total number of Combined Company Rights sought to be exercised pursuant to Primary Exercises and Oversubscription Exercises exceeds the number of Combined Company Rights issued under the Plan.

     (b) In order for any Primary Exercise (and any related Oversubscription Exercise) of Combined Company Rights to be valid and effective, the holder of Combined Company Rights seeking to effect such Primary Exercise must have been the Holder of the Allowed Class MK-8 Interests in respect of which the Combined Company Rights subject to such Primary Exercise were issued pursuant to Section III.B.8 of the Plan and must deliver to the Disbursing Agent prior to the Combined Company Rights Expiration Date a properly completed and duly executed Exercise Notice which (i) indicates the number of Combined Company Rights sought to be exercised pursuant to a Primary Exercise and the number, if any, of Combined Company Rights sought to be exercised pursuant to an Oversubscription Exercise and (ii) is accompanied by a certified check or bank draft drawn upon a United States bank or wire transfer in an amount equal to the sum of (a) the product of the Combined Company Rights Exercise Price and the number of Combined Company Rights sought to be exercised pursuant to a Primary Exercise and (b) the product of the Combined Company Rights Exercise Price and the number, if any, of Combined Company Rights sought to be exercised pursuant to an Oversubscription Exercise. The foregoing items will not be deemed to have been timely delivered to the Disbursing Agent (and thus the attempted exercise of Combined Company Rights pursuant to a Primary Exercise and/or an Oversubscription Exercise will not be valid or effective) unless they are actually received by the Disbursing Agent at the address specified therefor in the instructions (the "Exercise Instructions") accompanying the form of Exercise Notice to be provided pursuant to clause (e) below prior to the Combined Rights Expiration Date and are completed and executed in conformity with the Exercise Instructions.

     (c) As promptly as practicable following the Combined Company Rights Expiration Date, the Disbursing Agent will mail to each holder of Combined Company Rights that has sought to exercise Combined Company Rights in a Primary Exercise and/or an Oversubscription Exercise a written statement specifying the number of Combined Company Rights that were validly and effectively exercised by such holder (after giving effect, if applicable, to prorationing pursuant to clause (d) below of Combined Company Rights sought to be exercised by such holder pursuant to an Oversubscription Exercise) and the quantity or magnitude of each form of consideration included in the portion of the Combined Company Rights Aggregate Consideration purchased upon such exercise of such Combined Company Rights, together with (i) a check in the amount of the sum of the portion of the Cash Distribution so purchased, the portion of the MK Rail Note Proceeds so purchased and, if applicable, the amount being refunded (without interest) in respect of the Combined Company Rights Exercise Price relating to any Combined Company Rights that were not validly and effectively exercised by such holder as a result of untimeliness, noncompliance with the requirements specified herein or in the Exercise Instructions, prorationing pursuant to clause (d) below or otherwise and (ii) stock certificates representing the shares of each class of stock so purchased. No fractional shares of stock will be delivered upon the exercise of any Combined Company Right. When any exercise of Combined Company Rights would otherwise result in the purchase of a number of shares of any class of stock that is not a whole number, the actual number of shares of stock of such class that will be purchased upon such exercise shall be rounded to the next higher or lower number as follows: (a) fractions of 1/2 or greater will be rounded to the next higher whole number and (b) fractions of less than 1/2 will be rounded to the next lower whole number.

     (d) In the event that the total number of Combined Company Rights sought to be exercised pursuant to Primary Exercises and Oversubscription Exercises exceeds the number of Combined Company Rights issued under the Plan, (i) all Combined Company Rights that shall have otherwise been validly and effectively exercised pursuant to Primary Exercises shall be deemed to have been validly and effectively exercised and (ii) the number of Combined Company Rights that shall be deemed to have been validly and effectively exercised by any holder of Combined Company Rights pursuant to an Oversubscription Exercise (assuming that all other requirements for valid and effective exercise shall have been satisfied) shall be determined by (a) multiplying the aggregate number of Combined Company Rights that were not validly and effectively exercised pursuant to Primary Exercises by a fraction, the numerator of which will be the number of Combined Company Rights issued under the Plan to such holder and the denominator of which shall be the number of Combined Company Rights issued under the Plan to all holders of Combined Company Rights who shall have exercised Combined Company Rights pursuant to Oversubscription Exercises and (b) eliminating any resulting fractions. If the prorationing pursuant to the immediately preceding sentence would otherwise result in any holder being deemed to have validly and effectively exercised a greater number of Combined Company Rights than such holder sought to exercise pursuant to its Oversubscription Exercise, then such holder will be deemed to have validly and effectively exercised only that number of Combined Company Rights which such holder sought to exercise pursuant to its Oversubscription Exercise and any remaining Combined Company Rights not otherwise deemed to have been validly and effectively exercised will be deemed to have been validly and effectively exercised by other holders of Combined Company Rights that have made Oversubscription Exercises on the basis set forth in the immediately preceding sentence. This proration process will be repeated as necessary until all Combined Company Rights shall have been deemed to have been validly and effectively exercised by such holders.

     (e) In order to facilitate the exercise of Combined Company Rights, the Disbursing Agent will mail on or as promptly as is practicable after the applicable Distribution Record Date to each Holder of Allowed Class MK-8 Interests as of the applicable Distribution Record Date a form of the Exercise Notice (an "Exercise Notice") together with the Exercise Instructions (which will include instructions for the proper completion and due execution of the Exercise Notice and timely delivery thereof, together with payment of the applicable exercise price for Combined Company Rights sought to be exercised, to the Disbursing Agent and may specify other requirements relating to the valid and effective exercise of Combined Company Rights). All determinations as to proper completion, due execution, timeliness, eligibility, prorationing and other matters affecting the validity or effectiveness of any attempted exercise of any Combined Company Rights shall be made by the Disbursing Agent, whose determination shall be final and binding. The Disbursing Agent in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine or reject the purported exercise of any Combined Company Right subject to any such defect or irregularity.
Deliveries required to be received by the Disbursing Agent in connection with a purported exercise of Combined Company Rights will not be deemed to have been so received or accepted until actual receipt thereof by the Disbursing Agent shall have occurred and any defects or irregularities shall have been waived or cured within such time as the Disbursing Agent may determine in its sole discretion. Neither the Debtor nor the Disbursing Agent will have any obligation to give notice to any holder of a Combined Company Right of any defect or irregularity in connection with any purported exercise thereof or incur any liability as a result of any failure to give any such notice.

C. CORPORATE GOVERNANCE, DIRECTORS AND OFFICERS, EMPLOYMENT-RELATED AGREEMENTS AND COMPENSATION PROGRAMS

     1.   CERTIFICATE OF INCORPORATION AND BYLAWS

          (a)  COMBINED COMPANY/REORGANIZED MK

     As of the Effective Date, the Combined Company Certificate of Incorporation and the Combined Company Bylaws shall be substantially in the forms of Exhibits C and B, respectively, to the Plan. The Combined Company Certificate of Incorporation shall, among other things: (i) prohibit the issuance of nonvoting equity securities, to the extent required by section 1123(a) of the Bankruptcy Code; and (ii) authorize the issuance of Combined Company Common Stock, Combined Company Series A Preferred Stock and Combined Company Warrants in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan. After the Effective Time, the Combined Company may amend and restate the Combined Company Certificate of Incorporation or Combined Company Bylaws as permitted by applicable law. If the Merger Agreement is terminated, as of the Effective Date, the New MK Amended Certificate of Incorporation and the New MK Bylaws shall be substantially in the forms of Exhibits O and N, respectively, to the Plan. The New MK Amended Certificate of Incorporation shall, among other things: (i) prohibit the issuance of nonvoting equity securities, to the extent required by section 1123(a) of the Bankruptcy Code; and (ii) authorize the issuance of New MK Common Stock, New MK Series A Preferred Stock and New MK Warrants in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan. After the Effective Date, Reorganized MK may amend and restate the New MK Amended Certificate of Incorporation or New MK Bylaws as permitted by applicable law.

     2.   DIRECTORS AND OFFICERS

          (a)  THE COMBINED COMPANY/REORGANIZED MK

     Unless the Merger Agreement is terminated, subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, the initial directors of the Combined Company will consist of Terry W. Payne, Dorn Parkinson and Dennis R. Washington, whose terms shall expire at the 1999 meeting of stockholders, Leonard R. Judd (whose term expires at the 1998 meeting of stockholders) and David H. Batchelder (whose term expires at the 1997 meeting of stockholders), Robert S. Miller and Robert A. Tinstman (whose terms expire at the 1997 meeting of stockholders) and John D.C. Roach and William C. Langley (whose terms expire at the 1998 meeting of stockholders), who were designated by the Lender Steering Committee and must be approved by Washington. Unless the Merger Agreement is terminated, subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, the initial officers of the Combined Company will be named prior to Confirmation. All directors of the Combined Company shall serve until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Combined Company Certificate of Incorporation and Combined Company Bylaws. Each officer of the Combined Company will serve from and after the Effective Time until his or her successor is duly appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Combined Company Certificate of Incorporation and Combined Company Bylaws. If the Merger Agreement is terminated, subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code: (i) the officers of Reorganized MK shall be the officers of MK immediately prior to the Effective Date and (ii) the board of directors of Reorganized MK shall consist of the Chairman and Chief Executive Officer of Reorganized MK and other directors to be named prior to Confirmation by Reorganized MK in consultation with the Lender Steering Committee. Each director and officer of Reorganized MK will serve from the Effective Date until a successor is duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the New MK Amended Certificate of Incorporation and New MK Bylaws.

     3. EMPLOYMENT, RETIREMENT, INDEMNIFICATION AND OTHER AGREEMENTS AND INCENTIVE COMPENSATION PROGRAMS; RETIREE HEALTH AND WELFARE BENEFITS

     (a) As of the Effective Date, the Reorganized Debtor shall have the authority to (i) enter into employment, retirement, indemnification and other agreements with its active directors, officers and employees and (ii) implement retirement income plans, welfare benefit plans and other incentive plans in which directors, officers and other active employees of the Reorganized Debtor may be eligible to participate. Such agreements and plans may include equity, bonus and other incentive plans. The terms of the New
MK Compensation Plans, to be entered into or implemented by Reorganized MK if the Merger Agreement is terminated, are set forth in Exhibit L. A list of the Debtor's and (unless the Merger Agreement is terminated) Washington's existing employment, retirement, indemnification and other agreements and incentive compensation plans and programs that are to remain in effect as of and after the Effective Date is set forth in Exhibit M to the Plan. The Disclosure Statement contains information as to the compensation to be paid to insiders who are the subject of such agreements, plans or programs.

     (b) If the Merger Agreement is terminated, approval of the Plan by the Classes of Impaired Claims against MK shall, as of the Effective Date, be deemed to constitute the requisite shareholder approval of each of the New
MK Stock Compensation Plan and the New MK Non-Employee Director Plan for purposes of compliance with Rule 16b-3 under the Exchange Act, and the Reorganized Debtor shall have the authority to implement both the New MK Stock Compensation Plan and the New MK Non-Employee Director Plan as of the Effective Date. The Disclosure Statement contains information regarding both the New MK Stock Compensation Plan and the New MK Non-Employee Director Plan. The terms of each such plan, as well as the text of each such plan, are set forth in Exhibit L to the Plan.

     (c) From and after the Effective Date, pursuant to section 1129(a)(13) of the Bankruptcy Code, the Reorganized Debtor shall continue to pay all retiree benefits (as defined in section 1114(a) of the Bankruptcy Code), at the level established pursuant to subsection (e)(1)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to Confirmation, in accordance with the contract or program giving rise to such benefits.

     4.   CORPORATE ACTION

     The adoption of new or amended and restated certificates or articles of incorporation and bylaws or regulations or similar constituent documents for the Reorganized Debtor; the initial selection of directors and officers for the Reorganized Debtor; the distribution of Cash pursuant to the Plan; the issuance and distribution of Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) pursuant to the Plan; the grant of mortgages, deeds of trust, liens and other security interests; the adoption, execution, delivery and implementation of all contracts, leases, instruments, releases, indentures and other agreements or documents related to any of the foregoing; the adoption, execution and implementation of employment, retirement and indemnification agreements, incentive compensation programs, retirement income plans, welfare benefit plans and other employee plans and related agreements; and the other matters provided for under the Plan involving the corporate structure of the Debtor or Reorganized Debtor or corporate action to be taken by or required of the Debtor or Reorganized Debtor, including without limitation all action to be taken under the Merger Agreement, will occur and be effective as provided herein, and will be authorized and approved in all respects and for all purposes without any requirement of further action by stockholders or directors of any of the Debtor or the Reorganized Debtor.

D.   SOURCES OF CASH FOR PLAN DISTRIBUTIONS

     Except as otherwise provided in the Plan, the Merger Agreement or the Confirmation Order, all Cash necessary for the Reorganized Debtor to make payments pursuant to the Plan shall be obtained from the Reorganized Debtor's cash balances, the Combined Company Rights Exercise Proceeds and the operations of the Debtor or Reorganized Debtor (and, if the Merger Agreement is terminated, the New Credit Facility).

E.   RELEASES AND RELATED MATTERS

     1.   RELEASES BY THE DEBTOR

          (a) As of the Effective Date, the Debtor and the Reorganized Debtor will be deemed to have released and waived all causes of action of the Debtor arising under section 510, 544, 547, 548, 549 or 550 of the Bankruptcy Code.

          (b) As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtor and the Reorganized Debtor will be deemed to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtor, the Chapter 11 Case or the Plan (other than the rights of the Debtor or the Reorganized Debtor to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, Washington (unless the Merger Agreement is terminated), the parties released pursuant to this Section V.E.1, the Chapter 11 Case or the Plan, and that may be asserted by or on behalf of the Debtor or its Estate against (i) the Debtor's current and former officers, directors and shareholders, (ii) Washington's current officers, directors and shareholders (unless the Merger Agreement is terminated), (iii) the respective current and former agents, employees, consultants, advisors, attorneys, accountants and other representatives of the Debtor and Washington (including the respective current and former members and professionals of the foregoing) acting in such capacity, (iv) the Bridge Loan Lenders, the Bridge Loan Agent, the Funded Debt Lenders, the Existing Indebtedness Agent, the Metra Lenders, the Metra Agent, the Transit Bonding Companies (excluding any claims of the Debtor or the Reorganized Debtor under the Indemnification Agreement), the Lender Steering Committee and their respective predecessors in interest and the Boise Landlord with respect to the transactions relating to their respective Claims, (v) the Unofficial Equity Committee with respect to the transactions relating to the Interests of its members and the Interests of other Holders of Class MK-8 Interests, and (vi) the respective current and former agents, advisors, attorneys and representatives of the Bridge Loan Lenders, the Bridge Loan Agent, the Funded Debt Lenders, the Existing Indebtedness Agent, the Metra Lenders, the Metra Agent, the Lender Steering Committee, the Transit Bonding Companies and the Unofficial Equity Committee (including the respective current and former members and professionals of the foregoing and their respective predecessors in interest) acting in such capacity; provided, however, that the Debtor shall not release the persons identified in subclauses (i) and (ii) of this Section V.E.l.b from any claims with respect to (a) any loan, advance or similar payment by the Debtor to such person or
(b) any contractual obligation owed by such person to the Debtor. Notwithstanding this Section V.E.1, if and to the extent that the Bankruptcy Court concludes that the Plan cannot be confirmed with any portion of the releases set forth in the Plan, then the Plan may be confirmed with that portion excised so as to give effect as much as possible to the foregoing releases without precluding confirmation of the Plan.

     2.   RELEASES BY HOLDERS OF CLAIMS OR INTERESTS

          (a)  Holders of Claims.  As of the Effective Date, in consideration
               -----------------
for the obligations of the Debtor and the Reorganized Debtor under the Plan and the Cash, securities, contracts, instruments, releases and other agreements or documents to be delivered in connection with the Plan, each holder of a Claim that is Impaired under the Plan will be deemed to forever release, waive and discharge all claims, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtor's or the Reorganized Debtor's obligations under the Plan and the contracts, instruments, releases and other agreements and documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, that are based in whole or in part on any act, omission or other occurrence taking place on or prior to the Effective Date in any way relating to their Claims against the Debtor, the Chapter 11 Case or the Plan against (i) the Debtor, (ii) the current and former officers and directors of the Debtor (excluding certain former officers of the Debtor that are current or former officers of Amerail, solely in their capacity as officers of Amerail with respect to their activities in connection with Amerail) or
(iii) its agents, advisors, attorneys and representatives (including the current and former officers, directors, employees, shareholders and professionals of the foregoing), acting in such capacity.

          (b)  Holders of Interests.  As of the Effective Date, to the
               --------------------
fullest extent permissible under applicable law, in consideration for the obligations of the Debtor and the Reorganized Debtor under the Plan, the Combined Company Rights and the Combined Company Warrants (or, if the Merger Agreement is terminated, the New MK Warrants), any Initial Residual Equity Distribution or Subsequent Residual Equity Distribution, contracts, instruments, releases or other agreements or documents to be delivered in connection with the Plan, each entity that has held, holds or may hold an Interest will be deemed to forever release, waive and discharge all claims, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtor's or the Reorganized Debtor's obligations under the Plan and the contracts, instruments, releases and other agreements and documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, that are based in whole or in part on any act, omission or other occurrence taking place on or prior to the Effective Date in any way relating to their Interests in the Debtor, the Chapter 11 Case or the Plan against: (i) the Debtor, (ii) the current or former officers and directors of the Debtor or (iii) its agents, advisors, attorneys and representatives (including the current and former directors, officers, employees, shareholders and professionals of the foregoing), acting in such capacity.

          (c)  Release of Lender Steering Committee and Unofficial Equity
               ----------------------------------------------------------
Committee. As of the Effective Date, to the fullest extent permissible under --------- applicable law, in consideration for the contracts, instruments, releases or other agreements or documents to be delivered in connection with the Plan, each entity that has held, holds or may hold a Claim which is Impaired or an Interest will be deemed to forever release, waive and discharge all claims, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, that are based in whole or in part on any act, omission or other occurrence taking place on or prior to the Effective Date in any way relating to their Claims against or Interests in the Debtor, the Chapter 11 Case or the Plan against the Lender Steering Committee and the Unofficial Equity Committee, or their respective advisors, attorneys and representatives, acting in such capacity.

          (d)  Federal Regulatory Agencies.  Nothing in this Plan will
               ---------------------------
restrict any federal government regulatory agency from pursuing any regulatory or police enforcement action against the Debtor, the Reorganized Debtor, their current or former officers, directors or employees, and their respective agents, advisors, attorneys and representatives acting in any capacity, other than any action or proceeding of any type to recover monetary claims, damages or penalties against the Debtor for an act or omission occurring prior to Confirmation.

     3.   INJUNCTION RELATED TO RELEASES

     As further provided in Section XI.B, the Confirmation Order will enjoin the prosecution, whether directly, derivatively or otherwise, of any claim, demand, debt, right, cause of action, liability or interest released, discharged or terminated pursuant to the Plan. Nothing in this Plan will restrict any federal government regulatory agency from pursuing any regulatory or police enforcement action against the Debtor, the Reorganized Debtor, their current or former officers, directors or employees, and their respective agents, advisors, attorneys and representatives acting in any capacity, other than any action or proceeding of any type to recover monetary claims, damages or penalties against the Debtor for an act or omission occurring prior to Confirmation.

F.   RELEASE OF LIENS

     Except as otherwise provided in the Plan with respect to Other Secured Claims or in any contract, instrument, indenture or other agreement or document created in connection with the Plan, on the Effective Date, all mortgages, deeds of trust, liens or other security interests against the property of the Estate shall be released, and all the right, title and interest of any holder of such mortgages, deeds of trust, liens or other security interests shall revert to the Reorganized Debtor and its successors and assigns. The foregoing release shall not apply to liens or security interests arising under the New Bonds Security Agreement or the Amerail Environmental Security Agreement.

G. EFFECTUATING DOCUMENTS; FURTHER TRANSACTIONS; EXEMPTION FROM CERTAIN TRANSFER TAXES

     The Chairman of the Board, Chief Executive Officer, any Executive Vice President or Vice President and the Chief Legal Officer of the Debtor or Reorganized Debtor shall be authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and to take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Secretary or any Assistant Secretary of the Debtor or Reorganized Debtor shall be authorized to certify or attest to any of the foregoing actions. Pursuant to section 1146(c) of the Bankruptcy Code: (1) the issuance, distribution, transfer or exchange of the Combined Company Securities (or, if the Merger Agreement is terminated, the New MK Securities) or MK Rail Stock; (2) the creation, modification, consolidation or recording of any mortgage, deed of trust or other security interest, the securing of additional indebtedness by such means or by other means (whether (a) in connection with the issuance and distribution of the Combined Company Securities (or, if the Merger Agreement is terminated, the New MK Securities) or MK Rail Stock or (b) otherwise in furtherance of, or in connection with, the Plan or the Confirmation Order); (3) the making, assignment or recording of any lease or sublease; or (4) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any merger agreements or agreements of consolidations, deeds, bills of sale, assignment or other instruments of transfer executed in connection with the Plan, the Confirmation Order or any transaction contemplated in Section V.B above, or any transactions arising out of, contemplated by or in any way related to the foregoing, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the appropriate state or local governmental officials or agents shall be, and hereby are, directed to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

H.   APPROVAL OF SHAREHOLDER LITIGATION SETTLEMENTS

     Unless separately approved through previously issued orders of the Bankruptcy Court, the entry of the Confirmation Order shall be deemed to constitute approval of the Shareholder Litigation Settlements, within the meaning of the applicable stipulations of settlement and orders.

I.   MK RAIL NOTE CANCELLATION AGREEMENT

     Unless terminated by its terms prior to the Effective Date, and whether or not it was previously approved by Final Order, the MK Rail Note Cancellation Agreement and the MK Rail Stockholders Agreement and the transactions contemplated thereby shall be binding on the Debtor, MKO and MK Rail in accordance with their terms, and shall be deemed incorporated by reference herein and shall constitute an integral part of this Plan. Except as provided in Section V.E.1.a hereof, nothing in the Plan shall affect the respective claims of MK Rail and of the Debtor against one another, other than with respect to the MK Rail Note as set forth in the MK Rail Note Cancellation Agreement.

                                 ARTICLE VI.

                       TREATMENT OF EXECUTORY CONTRACTS
                             AND UNEXPIRED LEASES

A.   EXECUTORY CONTRACTS AND UNEXPIRED LEASES TO BE ASSUMED

     1.   ASSUMPTIONS GENERALLY

     Except as otherwise provided in the Plan, including Section VI.B below, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, the Debtor shall assume each executory contract and unexpired lease entered into by the Debtor prior to the Petition Date that has not previously: (a) expired or terminated pursuant to its own terms or (b) been assumed or rejected pursuant to section 365 of the Bankruptcy Code. The Confirmation Order shall constitute an order of the Bankruptcy Court approving the assumptions described in this Section VI.A.1 pursuant to section 365 of the Bankruptcy Code, as of the Effective Date. Without limiting the generality of the foregoing, the execution, delivery and performance by the Debtor of the Lease dated as of May 22, 1996 between the Boise Landlord, as lessor, and the Debtor and MKO, as tenant, as amended by the First Amendment dated as of July 1, 1996 (collectively, the "New Lease") and the provisions of the Settlement Agreement (as defined in the New Lease) are authorized, directed and confirmed. Consummation of the Plan and the occurrence of the Effective Date shall conclusively be deemed to be approval of such Settlement Agreement by the Bankruptcy Court for all purposes of the Plan.

     2.   CURE OF DEFAULTS

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor or Reorganized Debtor: (a) by payment of the default amount in Cash on the Effective Date or (b) on such other terms as are agreed to by the parties to such executory contract or unexpired lease. If there is a dispute regarding: (i) the amount of any cure payments; (ii) the ability of the Reorganized Debtor to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed; or (iii) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption.

B. EXECUTORY CONTRACTS AND UNEXPIRED LEASES TO BE REJECTED; BAR DATE FOR REJECTION DAMAGES

     1.   REJECTION GENERALLY

     Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, the Debtor shall reject each of the executory contracts and unexpired leases listed on Exhibit K to the Plan; provided, however, that the Debtor reserves the right, at any time prior to the Effective Date, to amend Exhibit K to delete any executory contract or unexpired lease listed therein, thus providing for its assumption pursuant to Section VI.A.1 above. Each contract and lease listed on Exhibit K shall be rejected only to the extent that any such contract or lease constitutes an executory contract or unexpired lease. Listing a contract or lease on Exhibit K shall not constitute an admission by the Debtor or Reorganized Debtor that such contract or lease is an executory contract or unexpired lease or that the Debtor or Reorganized Debtor has any liability thereunder. The Confirmation Order shall constitute an order of the Bankruptcy Court approving such rejections, pursuant to section 365 of the Bankruptcy Code, as of the Effective Date.

     2.   BAR DATE FOR REJECTION DAMAGES

     If the rejection of an executory contract or unexpired lease pursuant to Section VI.B.1 above gives rise to a Claim by the other party or parties to such contract or lease, such Claim shall be forever barred and shall not be enforceable against the Debtor, Reorganized Debtor its successors or property unless (a) a Stipulation of Amount and Nature of Claim has been entered into with respect to the rejection of such executory contract or unexpired lease or (b) a proof of Claim is Filed and served on the Reorganized Debtor and counsel for the Reorganized Debtor within 30 days after the Effective Date or such earlier date as established by the Bankruptcy Court.

C.   SPECIAL EXECUTORY CONTRACT AND UNEXPIRED LEASE MATTERS

     1. EXISTING EMPLOYMENT, RETIREMENT AND OTHER AGREEMENTS AND INCENTIVE COMPENSATION PROGRAMS

     The employment, retirement and other agreements and incentive compensation programs that are listed on Exhibit M to the Plan are treated as executory contracts under the Plan and, on the Effective Date, shall be assumed pursuant to sections 365 and 1123 of the Bankruptcy Code.

     2.   INDEMNIFICATION OBLIGATIONS

     To the extent any indemnification obligation of the Debtor existing as of the Petition Date to any current or former officer or director constitutes an executory contract, the Debtor shall be deemed to have assumed such executory contract as of the Effective Date pursuant to section 365 of the Bankruptcy Code.

D. EXECUTORY CONTRACTS AND UNEXPIRED LEASES ENTERED INTO AND OTHER OBLIGATIONS INCURRED AFTER THE PETITION DATE

     Executory contracts and unexpired leases entered into and other obligations incurred after the Petition Date by the Debtor shall be performed by the Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such executory contracts, unexpired leases and other obligations shall survive and remain unaffected by entry of the Confirmation Order.


                                 ARTICLE VII.

                      PROVISIONS GOVERNING DISTRIBUTIONS

A.   DISTRIBUTIONS FOR CLAIMS AND INTERESTS ALLOWED AS OF THE EFFECTIVE DATE

     Except as otherwise provided in this Article VII, or as may be ordered by the Bankruptcy Court, distributions to be made on account of Claims or Interests that are Allowed as of the Effective Date shall be made on the Effective Date. Distributions to be made on account of Allowed Class MK-3 and MK-6 Claims and Class MK-8 Interests shall not be made until as promptly as practicable after the occurrence of the Combined Company Rights Expiration Date. Distributions shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than 20 days after the Effective Date or such later date when the applicable conditions of Sections VI.A.2 (regarding cure payments for executory contracts and unexpired leases being assumed); VII.C.2 (regarding undeliverable distributions); VI.F.4.b (regarding arrangements for the satisfaction ant payment of tax obligations relating to distributions of Cash or securities pursuant to the Plan); or V.D and VII.H (regarding surrender of canceled debt instruments and securities) are satisfied. Securities to be issued shall be deemed issued as of the Effective Date regardless of the date on which they are actually distributed. Distributions on account of Claims or Interests that are Allowed after the Effective Date shall be made pursuant to Sections VII.F and VIII.C below. Notwithstanding the date on which any distribution of securities is actually made to a Holder of a Claim or Interest that is an Allowed Claim or Allowed Interest on the Effective Date, as of the date of the distribution such Holder shall be deemed to have the rights of a Holder of such securities distributed as of the Effective Date.

B.   DISTRIBUTIONS BY DISBURSING AGENTS

     1.   DISBURSING AGENTS

     The Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) (either in its capacity as Disbursing Agent), or such Third-Party Disbursing Agents as either may employ in its sole discretion, shall make all distributions of Cash, Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities), MK Rail Note Proceeds,
MK Rail Stock and Combined Company Rights Exercise Proceeds required to be distributed under the applicable provisions of the Plan. Additionally, if the MK Rail Note has not been cancelled in accordance with the MK Rail Note Cancellation Agreement, the Disbursing Agent shall deliver the MK Rail Note to the Liquidating Trust. Any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan. Each Disbursing Agent shall serve without bond, and each Third Party Disbursing Agent shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) on terms acceptable to the applicable reorganized entity.

C.   DELIVERY OF DISTRIBUTIONS AND UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS

     1.   DELIVERY OF DISTRIBUTIONS IN GENERAL

     Except with respect to distributions to the Liquidating Trust, distributions to Holders of Allowed Claims (other than the Metra Lender Claims) or Allowed Interests (other than the Interests of the Securities Plaintiffs) shall be made at the addresses set forth in the Schedules or other records of the Debtor or Reorganized Debtor at the time of the distribution. Distributions to Holders of Allowed Metra Lender Claims shall be made to the Metra Agent. Distributions to the MK Securities Class Action Plaintiffs shall be made to their designated representative. Distributions to the MK Rail Securities Class Action Plaintiffs shall be made to their designated representative. Distributions of certain securities, a portion of the Cash Distribution and Combined Company Rights Exercise Proceeds (each as determined in accordance with the Creditor Distribution Exhibit) ant the MK Rail Note, if the MK Rail Note has not been cancelled in accordance with the MK Rail Note Cancellation Agreement, shall be delivered to the Liquidating Trust for the benefit of the Holders of certain Allowed Claims, to be distributed by the Liquidating Trustee in accordance with the Liquidating Trust Agreement.

     2.   UNDELIVERABLE DISTRIBUTIONS

          (a)  HOLDING AND INVESTMENT OF UNDELIVERABLE DISTRIBUTIONS

               i. If the distribution to any Holder of an Allowed Claim or Allowed Interest is returned to a Disbursing Agent as undeliverable, no further distributions shall be made to such Holder unless and until the applicable Disbursing Agent is notified in writing of such Holder as then-current address. Undeliverable distributions shall remain in the possession of the applicable Disbursing Agent pursuant to this Section VII.C.2.a.i until such time as a distribution becomes deliverable. Undeliverable Cash shall be held in trust in segregated bank accounts in the name of the applicable Disbursing Agent for the benefit of the potential claimants of such funds, and shall be accounted for separately. Any Disbursing Agent holding undeliverable Cash shall invest such Cash in a manner consistent with the Debtor's investment and deposit guidelines. Undeliverable Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities), or MK Rail Stock shall be held in trust for the benefit of the potential claimants of such securities by the applicable Disbursing Agent in principal amounts or number of shares sufficient to fund the unclaimed amounts of such securities and shall be accounted for separately.

               ii. Pending the distribution of any undeliverable Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) or MK Rail Stock, pursuant to the Plan, the Disbursing Agent shall cause the Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) or MK Rail Stock held by it in its capacity as Disbursing Agent to be: (A) represented in person or by proxy at each meeting of the stockholders of the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) or MK Rail, as applicable; and (B) voted with respect to any matter of the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) or MK Rail, as applicable, proportionally with the votes cast by the other stockholders of the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) or MK Rail, as applicable.

          (b)  AFTER DISTRIBUTIONS BECOME DELIVERABLE

     Within 15 days after the end of each calendar month following the calendar month in which the Effective Date occurs, the applicable Disbursing Agent will make all distributions that become deliverable to holders of Allowed Claims or Allowed Interests during the preceding calendar month. Each such distribution will include, to the extent applicable: (i) dividends or other distributions, if any, that shall have theretofore been paid to the Disbursing Agent in respect of any Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) and Combined Company Series A Preferred Stock (or, if the Merger Agreement is terminated, New MK Series A Preferred Stock) included in such distribution and (ii) a Pro Rata share of the Reorganization Investment Yield from the investment of any undeliverable cash (including dividends or other distributions on undeliverable Combined Company Common Stock, from the date that such distribution would have first been due had it then been deliverable to the date that such distribution becomes deliverable).

          (c)  FAILURE TO CLAIM UNDELIVERABLE DISTRIBUTIONS

     Any Holder of an Allowed Claim or Allowed Interest that does not assert a claim pursuant to the Plan for an undeliverable distribution within one year after the Effective Date (or in the case of a Subsequent Equity
Recovery, within one year after the applicable distribution date) shall have its claim for such undeliverable distribution discharged and shall be forever barred from asserting any such claim for an undeliverable distribution against the Reorganized Debtor or its property. In such cases:
(i) any Cash or MK Rail Stock held for distribution on account of such claims for undeliverable distributions shall be property of the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) free of any restrictions thereon; (ii) any Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) held for issuance on account of such claims for undeliverable distributions shall either be canceled or held as treasury shares as the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) may determine is appropriate; and (iii) any Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) and Combined Company Rights
(unless the Merger Agreement is terminated) held for issuance on account of such claims for undeliverable distributions shall be canceled. To the extent that such undeliverable Cash, MK Rail Stock or Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) are held by a Third-Party Disbursing Agent, the Third-Party Disbursing Agent shall return such Cash or the securities or other instruments evidencing such MK Rail Stock or Combined Company Securities (or, if the Merger
Agreement is terminated, New MK Securities) to the Combined Company (or, if the Merger Agreement is terminated, Reorganized MK). Nothing contained in the Plan shall require the Debtor, Reorganized Debtor or any Disbursing
Agent to attempt to locate any holder of an Allowed Claim or Allowed Interest.

D.   DISTRIBUTION RECORD DATE

     As of the close of business on the Confirmation Date, the transfer registers for the Old Common Stock maintained by the Debtor, or its agent, shall be closed. The Disbursing Agents and their respective agents shall have no obligation to recognize the transfer of any Old Common Stock occurring after the Confirmation Date or the transfer of any Claim occurring after the close of business on the Business Day immediately preceding the Effective Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

E.   MEANS OF CASH PAYMENTS

     Cash payments made pursuant to the Plan shall be in U.S. dollars by checks drawn on a domestic bank selected by the Disbursing Agent, or by wire transfer from a domestic bank, at the option of the Disbursing Agent. Cash payments of $1,000,000.00 or more to be made pursuant to the Plan will, to the extent requested in writing no later than five days after the Confirmation Date, be made by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of the Disbursing Agent, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

F.   TIMING AND CALCULATION OF AMOUNTS TO BE DISTRIBUTED

     1.   IN GENERAL

     On the Effective Date, to the extent that the Plan provides for distributions on account of Allowed Claims or Allowed Interests in the applicable Class, each Holder of an Allowed Claim or Allowed Interest shall receive the full amount of the distributions that the Plan provides for Allowed Claims or Allowed Interests in the applicable Class. Beginning on the date that is 15 days after the end of the calendar month following the calendar month in which the Effective Date occurs and 15 days after the end of each calendar month thereafter distributions shall also be made, pursuant to Sections VII.C and VIII.C below, respectively, to (a) Holders of Claims or Interests to whom a distribution has become deliverable during the preceding calendar month and (b) to Holders of Disputed Claims or Disputed Interests in any such Class whose Claims or Interests were Allowed during the preceding calendar month. Such monthly distributions shall also be in the full amount that the Plan provides for Allowed Claims or Allowed Interests in the applicable Class.

     2.   DISTRIBUTIONS OF STOCK

     Notwithstanding any other provision of the Plan, only whole numbers of shares of Combined Company Common Stock (or, if Merger Agreement is terminated, New MK Common Stock), MK Rail Stock and (if the Liquidating Trust is not established) Combined Company Series A Preferred Stock (or, if the Merger Agreement is terminated, the New MK Series A Preferred Stock) shall be issued or transferred, as the case may be, pursuant to the Plan. When any distribution on account of an Allowed Claim pursuant to the Plan would otherwise result in the issuance or transfer of a number of shares of Combined Company Common Stock (or, if Merger Agreement is terminated, New MK Common Stock), MK Rail Stock or (if the Liquidating Trust is not established) Combined Company Series A Preferred Stock (or, if the Merger Agreement is terminated, the New MK Series A Preferred Stock) that is not a whole number, the actual distribution of shares of such stock shall be rounded to the next higher or lower whole number as follows: (a) fractions of 1/2 or greater shall be rounded to the next higher whole number and (b) fractions of less than 1/2 shall be rounded to the next lower whole number. The total number of shares of Combined Company Common Stock (or, if Merger Agreement is terminated, New MK Common Stock), MK Rail Stock and (if the Liquidating Trust is not established) Combined Company Series A Preferred Stock (or, if the Merger Agreement is terminated, the New MK Series A Preferred Stock) to be distributed to a Class of Claims shall be adjusted as necessary to account for the rounding provided for in this Section VII.F.2. No consideration shall be provided in lieu of fractional shares that are rounded down.

     3.   DISTRIBUTIONS OF WARRANTS

     Notwithstanding any other provision of the Plan, only whole numbers of Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) shall be issued pursuant to the Plan. When any distribution on account of an Allowed Class MK-8 Interest pursuant to the Plan would otherwise result in the issuance of a number of Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) that is not a whole number, the actual distribution of such Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) shall be rounded to the next higher or lower whole number as follows (a) fractions of 1/2 or greater shall be rounded to the next higher whole number and (b) fractions of less than 1/2 shall be rounded to the next lower whole number. The total number of Combined Company Warrants (or, if the Merger Agreement is terminated, New MK Warrants) to be distributed to a Holder of an Allowed Class MK-8 Interest shall be adjusted as necessary to account for the rounding provided for in this Section VII.F.3. No consideration shall be provided in lieu of fractional warrants that are rounded down.

     4.   DISTRIBUTIONS OF RIGHTS

     On the Effective Date, the Rights shall be distributed to Holders of Allowed Class MK-8 Interests in accordance with Sections III.B.8 and V.B.6.

     5.   COMPLIANCE WITH TAX REGULATIONS

          (a) In connection with the Plan, to the extent applicable, the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

          (b) Notwithstanding any other provision of the Plan: (i) each Holder of an Allowed Claim or Interest that is to receive a distribution of Cash, MK Rail Stock or Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) pursuant to the Plan (including pursuant to the exercise of Combined Company Rights) shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution; and (ii) no distribution shall be made to or on behalf of such Holder pursuant to the Plan (or to any successor in interest thereto) unless and until such Holder (or such successor in interest, if any) has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations. Any Cash, MK Rail Stock or Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) to be distributed pursuant to the Plan shall, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to Section VII.C.2 above.

G.   SETOFFS

     Except with respect to claims of a Debtor or Reorganized Debtor released pursuant to the Plan or any contract, instrument, release, indenture, or other agreement or document created in connection with the Plan, the Debtor or Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim (other than a Funded Debt Claim, a Metra Lender Claim, a Transit Bonding, Claim or a Boise Landlord Claim) and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes of action of any nature that the Debtor or Reorganized Debtor may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or Reorganized Debtor of any such claims, rights and causes of action that the Debtor or Reorganized Debtor may possess against such Holder.

H.   SURRENDER OF CANCELLED DEBT INSTRUMENTS OR SECURITIES

     As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest evidenced by the instruments, securities or other documentation cancelled pursuant to Section V.B.1 above, other than distribution of the Combined Company Rights-to-Holders of Allowed Class MK-8 Interests, the Holder of such Claim or Interest shall tender the applicable instruments, securities or other documentation evidencing such Claim or Interest to the Disbursing Agent pursuant to a letter of transmittal furnished by the Disbursing Agent. Any Cash, MK Rail Stock or Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) to be distributed pursuant to the Plan on account of any such Claim or Interest shall, pending such surrender, be treated as an undeliverable distribution pursuant to Section VII.C.2 above. For purposes of this Section VII.H, references to delivery of Existing Loan Documents shall be deemed to refer only to copies of documents evidencing that such creditor is a Holder of such Funded Debt Claim which may be accomplished through a Stipulation of Amount and of Nature of Claim.

     1.   EXISTING LOAN DOCUMENTS AND CAPITAL STOCK CERTIFICATES

     Except as provided in Section VII.H.2 below for lost, stolen, mutilated or destroyed Existing Loan Documents or Capital Stock certificates, each Holder of an Allowed Claim or Allowed Interest evidenced by an Existing Loan Document or Capital Stock certificate shall tender such Existing Loan Document or Capital Stock certificate to the Disbursing Agent in accordance with written instructions to be provided in a letter of transmittal to such Holders by the Disbursing Agent as promptly as practicable following the Effective Date. Such letter of transmittal shall specify that delivery of such Existing Loan Documents or Capital Stock certificates will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Existing Loan Documents or Capital Stock certificates with the letter of transmittal in accordance with such instructions. Such letter of transmittal shall also include, among other provisions, customary provisions with respect to the authority of the holder of the applicable Existing Loan Document or Capital Stock certificate to act and the authenticity of any signatures required on the letter of transmittal. All surrendered Existing Loan Documents and Capital Stock certificates shall be marked as canceled and delivered to the Combined Company (or, if the Merger Agreement is terminated Reorganized MK).

     2. LOST, STOLEN, MUTILATED OR DESTROYED EXISTING LOAN DOCUMENTS OR CAPITAL STOCK CERTIFICATES

     In addition to any requirements under the applicable certificate or articles of incorporation or bylaws of the Debtor, any Holder of a Claim or an Interest evidenced by an Existing Loan Document or a Capital Stock certificate that has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Existing Loan Document or Capital Stock certificate, deliver to the Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Existing Loan Document or a Capital Stock certificate. Upon compliance with this Section VII.H.2 by a Holder of a Claim or an Interest evidenced by an Existing Loan Document or Capital Stock certificate, such Holder shall, for all purposes under the Plan, be deemed to have surrendered an Existing Loan Document or a Capital Stock certificate, as applicable.

     3. FAILURE TO SURRENDER CANCELED EXISTING LOAN DOCUMENTS OR CAPITAL STOCK CERTIFICATES

     Any Holder of an Existing Loan Document or Capital Stock certificate that fails to surrender or be deemed to have surrendered such Existing Loan Document or Capital Stock certificate within one year after the Effective Date shall have its claim for a distribution pursuant to the Plan on account of such Existing Loan Document or Capital Stock certificate discharged and shall be forever barred from asserting any such claim against the Reorganized Debtor or its property. In such cases, any Cash, MK Rail Stock or Combined Company Securities (or, if the Merger Agreement is terminated, New MK Securities) held for distribution on account of such Claim shall be disposed of pursuant to the provisions set forth in Section VII.C.2 above.

I.   RESTRICTIONS RELATED TO MK RAIL STOCK

     Each recipient of MK Rail Stock under the Plan shall be deemed to be bound by the MK Rail Stockholder Agreement, whether or not such recipient executed such agreement and shall not be permitted to transfer such MK Rail Stock except pursuant to the terms of the MK Rail Stockholders Agreement.

J. PLEDGE BY HOLDER OF BOISE LANDLORD CLAIMS OF ENTITLEMENT TO RECEIVE DISTRIBUTIONS

     Upon written notice from the Holder of the Boise Landlord Claims, such Holder may pledge and assign all or any portion of its right to receive distributions of Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) and (unless the Merger Agreement is terminated) Boise Landlord Cash Distribution in respect of the Boise Landlord Claims and its rights as a beneficiary of the Liquidating Trust, such notice to be irrevocable unless such revocation shall be joined in by the pledgee or assignee. Any such pledge or assignment shall be binding upon the Debtor and shall be effective for all our purposes of this Plan.


                                ARTICLE VIII.

                PROCEDURES FOR RESOLVING DISPUTED CLAIMS AND
                              DISPUTED INTERESTS

A.   PROSECUTION OF OBJECTIONS TO CLAIMS AND INTERESTS

     After the Confirmation Date, only the Debtor and Reorganized Debtor shall have the authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims and Interests. Except with respect to the Metra Lender Claims, from and after the Confirmation Date, the Debtor and Reorganized Debtor may settle or compromise any Disputed Claim or Disputed Interest without approval of the Bankruptcy Court.

B.   TREATMENT OF DISPUTED CLAIMS OR INTERESTS

     1.   NO PAYMENTS ON ACCOUNT OF DISPUTED CLAIMS OR INTERESTS

     Notwithstanding any other provisions of the Plan, no payments or distributions shall be made on account of a Disputed Claim or a Disputed Interest until such Claim or Interest becomes an Allowed Claim or Allowed Interest. Prior to the Petition Date, the Debtor delivered Stipulations of Amount and Nature of Claim to the Holders of the Funded Debt Claims, the Boise Landlord Claims and the Transit Bonding Claims. Such Claims shall be treated as Allowed Claims as of the Petition Due in the amounts set forth in such Stipulations of Amount and nature of Claim and shall not be treated as Disputed Claims.

     2.   RESOLUTION OR ESTIMATION OF CLAIMS

     The Debtor or the Reorganized Debtor may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, irrespective of whether the Debtor or Reorganized Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection. The Bankruptcy Court will retain jurisdiction to estimate any contingent or unliquidated Claim at any time during litigation concerning any objection to the Claim, including during the pendency of any appeal relating to any such objection. If the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed Amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.
If the estimated amount constitutes a maximum limitation on such Claim, the Debtor or Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on account of such Claim. All of these Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. In addition to seeking estimation of Claims as provided in this Section VIII.B.2, the Debtor or Reorganized Debtor may resolve or adjudicate any Disputed Claim in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Case had not been commenced. Claims may be subsequently compromised, settled, withdrawn or resolved by the Debtor or Reorganized Debtor pursuant to Section VIII.A above.

C.   DISTRIBUTIONS ON ACCOUNT OF DISPUTED CLAIMS OR INTERESTS ONCE THEY ARE
ALLOWED

     Within 15 days after the end of each calendar month following the calendar month in which the Effective Date occurs, the applicable Disbursing Agent shall make all distributions on account of any Disputed Claim or Disputed Interest that has become an Allowed Claim or Allowed Interest during the preceding calendar month. Such distributions shall be made pursuant to the provisions of the Plan governing the applicable Class. Holders of Disputed Claims or Disputed Interests that are ultimately allowed shall also be entitled to receive, on the basis of the amount ultimately allowed: (1) matured and payable interest, if any, at the rate provided for the Class to which such Claim belongs; (2) any dividends or other payments made on account of Combined Company Common Stock (or, if the Merger Agreement is terminated, New MK Common Stock) held pending distribution; and (3) a Pro Rata share of the Reorganization Investment Yield from the investment of any Cash held pending distribution from the date such amounts would have been due had such Claim or Interest then been allowed to the end of the calendar month when such Claim or Interest was allowed.


                                 ARTICLE IX.

                   CONDITIONS PRECEDENT TO CONFIRMATION AND
                           CONSUMMATION OF THE PLAN

A.   CONDITIONS TO CONFIRMATION

     The Confirmation Order shall be in form and substance satisfactory to the Debtor and (unless the Merger Agreement is terminated) Washington, and the Confirmation Order shall expressly authorize and direct the Debtor and Reorganized Debtor to perform those actions specified in Sections III.B.3, B.4, B.6 and B.8, V.C, C.E, V.F, V.G, VII.F and XI.D of the Plan.

B.   CONDITIONS TO EFFECTIVE DATE

     The Plan shall not be consummated and the Effective Date shall not occur unless and until each of the following conditions has been satisfied or duly waived (if available) pursuant to Section IX.C below:

          1. The Confirmation Order shall authorize and direct the Debtor and Reorganized Debtor to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan or the Restructuring, including those actions contemplated by the provisions of the Plan set forth in Section IX.A above. The Confirmation Order shall not be subject to a presently effective stay pending appeal.

          2. All borrowings under the DIP Financing Facility have been paid in full in Cash and all commitments terminated thereunder.

          3. If the Merger Agreement has been terminated, the lenders under the New Credit Facility shall be obligated to fund the New Credit Facility on terms acceptable to the Debtor.

          4. Final Orders have been entered approving the Derivative Action Settlements.

          5. The conditions to effectiveness of the New Lease have been satisfied.

          6. MK Rail shall have redeemed the MK Rail Rights or the Debtor shall be satisfied, by reason of an amendment to the MK Rail Rights Plan, a judicial determination or otherwise, that the MK Rail Rights are inapplicable to the transactions contemplated by the Plan.

          7. Either MK Rail shall have completed the repurchase of the entire MK Rail Note or the MK Rail Note Cancellation Agreement shall have been terminated in accordance with its terms.

C.   WAIVER OF CONDITIONS

     The conditions to Confirmation and the Effective Date, other than the condition set forth above in Section IX.B.I, B.2 and B.7, may be waived in whole or in part by the Debtor and (unless the Merger Agreement is terminated), Washington at any time, without notice, an order of the Bankruptcy Court or any further action other than proceeding to Confirmation and consummation of the Plan. The failure to satisfy or waive any condition may be asserted by the Debtor and (unless the Merger Agreement is terminated) Washington regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtor or Washington). The failure of the Debtor and (unless the Merger Agreement is terminated) Washington to exercise any of the foregoing rights shall not be deemed a waiver of any other rights and each such right shall be deemed an ongoing right that may be asserted at any time.

D.   EFFECT OF NONOCCURRENCE OF CONDITIONS TO EFFECTIVE DATE

     Each of the conditions to consummation and the Effective Date must be satisfied or duly waived, as provided above, within 30 days after the Confirmation Date unless the Debtor extends this time for a period not exceeding 90 days. If each condition to the Effective Date has not been satisfied or duly waived pursuant to Section IX.C above, within 90 days after the Confirmation Date, then upon motion by any party in interest made before the time that each of such conditions has been satisfied or duly waived and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order shall be vacated by the Bankruptcy Court; provided, however, that, notwithstanding the filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is either satisfied or duly waived before the Bankruptcy Court enters an order granting such motion. If the Confirmation Order is vacated pursuant to this
Section IX.D, the Plan shall be deemed null and void in all respects, including the discharge of Claims and termination of Interests pursuant to section 1141 of the Bankruptcy Code and the assumptions or rejections of executory contracts and unexpired leases pursuant to Sections VI.A and VI.B above, and nothing contained in the Plan shall (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor or (2) prejudice in any manner the rights of the Debtor.


                                  ARTICLE X.

                                   CRAMDOWN

     The Debtor hereby requests Confirmation of the Plan under section 1129(b) of the Bankruptcy Code if any Impaired Class does not accept the Plan in accordance with section 1126 of the Bankruptcy Code. Subject to the Merger Agreement, the Debtor reserves the right to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.


                                 ARTICLE XI.

                     DISCHARGE OF CLAIMS, TERMINATION OF
               INTERESTS, INJUNCTIONS AND SUBORDINATION RIGHTS

A.   DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS

     1. Except as provided in the Plan or the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan shall be in exchange for and in complete satisfaction, discharge and release of all Claims and termination of all Interests, including any interest accrued on Claims from the Petition Date. Except as provided in the Plan or the Confirmation Order, Confirmation shall: (a) discharge the Debtor from all Claims or other debts that arose before the Confirmation Date and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of Claim based on such debt is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim based on such debt is Allowed pursuant to section 502 of the Bankruptcy Code or (iii) the Holder of a Claim based on such debt has accepted the Plan; and (b) terminate all Interests and other rights of equity security holders in the Debtor.

     2. As of the Confirmation Date, except as provided in the Plan or the Confirmation Order, all entities shall be precluded from asserting against the Debtor, Reorganized Debtor, Plan Participants, their successors or their property, any other or further claims, debts, rights, causes of action, liabilities or equity interests relating to the Debtor based upon any act, omission transaction or other activity of any nature that occurred prior to the Confirmation Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtor and termination of all such Interests and other rights of equity security holders in the Debtor, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void any judgment obtained against the Debtor at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest.

     3. Nothing in this Plan will restrict any federal government regulatory agency from pursuing any regulatory or police enforcement action against the Debtor, the Reorganized Debtor, their current or former officers, directors or employees, and their respective agents, advisors, attorneys and representatives acting in any capacity, other than any action or proceeding of any type to recover monetary claims, damages or penalties against the Debtor for an act or omission occurring prior to Confirmation.

B.   INJUNCTIONS

     1.   INJUNCTION RELATED TO DISCHARGED CLAIMS AND TERMINATED INTERESTS

     Except as provided in the Plan or the Confirmation Order, as of the Confirmation Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan are permanently enjoined from taking any of the following actions as against the Debtor, Reorganized Debtor or its property on account of any such discharged Claims, debts or liabilities or terminated Interests or rights: (a) commencing or continuing, in any manner or in any place, any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, deem or order; (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to the Debtor or Reorganized Debtor, and (e) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan.

     2.   RELEASED CLAIMS

     As of the Effective Date, all entities that have held, currently hold or may hold a claim, demand, debt, right, cause of action or liability that is released pursuant to Section V.E are permanently enjoined from taking any of the following actions on account of such released claims, demands, debts, rights, causes of action or liabilities: (a) commencing or continuing in any manner any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order, (c) creating, perfecting or enforcing any lien or encumbrance; (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to any released entity; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

     3.   CONSENT OF INJUNCTION

     By accepting distributions pursuant to the Plan, each holder of an Allowed Claim or Allowed Interest receiving distributions pursuant to the Plan will be deemed to have specifically consented to the injunctions set forth in this Section XI.B.

     4.   REGULATORY OR ENFORCEMENT ACTIONS

     Nothing in this Plan will restrict any federal government regulatory agency from pursuing any regulatory or police enforcement action against the Debtor, the Reorganized Debtor, their current or former officers, directors or employees, and their respective agents, advisors, attorneys and representatives acting in any capacity, other than any action or proceeding of any type to recover monetary claims, damages or penalties against the Debtor for an act or omission occurring prior to Confirmation.

C. TERMINATION OF SUBORDINATION RIGHTS AND SETTLEMENT OF RELATED CLAIMS AND CONTROVERSIES

     1. The classification and manner of satisfying all Claims and Interests under the Plan take into consideration all contractual, legal and equitable subordination rights, whether arising under general principles of equitable subordination, section 510(c) of the Bankruptcy Code or otherwise, that a Holder of a Claim or Interest may have against other Claim or Interest Holders with respect to any distribution made pursuant to the Plan. On the Confirmation Date, all contractual, legal or equitable subordination rights that a Holder of a Claim or Interest may have with respect to any distribution to be made pursuant to the Plan (other than pursuant to the Metra Credit Agreement as to the Metra Lenders) shall be discharged and terminated, and all actions related to the enforcement of such subordination rights shall be permanently enjoined. Accordingly, distributions pursuant to the Plan to Holders of Allowed Claims and Allowed Interests shall not be subject to payment to a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by any beneficiary of such terminated subordination rights.

     2. Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under the Plan, the provisions of this Section XI.C shall constitute a good faith compromise and settlement of all claims or controversies relating to the termination of all contractual, legal and equitable subordination rights that a Holder of a Claim or an Interest may have with respect to any Allowed Claim or Allowed Interest, or any distribution to be made on account of an Allowed Claim or Allowed Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the compromise or settlement of all such claims or controversies and the Bankruptcy Court's finding that such compromise or settlement is in the best interests of the Debtor, Reorganized Debtor and its property and Claim and Interest Holders, and is fair, equitable and reasonable.

D. LIMITATION OF LIABILITY IN CONNECTION WITH THE PLAN, DISCLOSURE STATEMENT AND RELATED DOCUMENT AND RELATED INDEMNITY

     1. The Plan Participants, the Lender Steering Committee and the Unofficial Equity Committee and their professionals shall neither have nor incur any liability to any entity, including, specifically any Holder of a Claim or Interest, for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken in connection with the Plan, the Disclosure Statement or the Confirmation Order, including solicitation of acceptances of the Plan.

     2. The Combined Company (or, if the Merger Agreement is terminated, Reorganized MK) shall indemnify each Plan Participant, hold each Plan Participant harmless from, and reimburse each Plan Participant for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by a Plan Participant arising from any liability described in this Section XI.D.


                                 ARTICLE XII.

                          RETENTION OF JURISDICTION

     Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Case after the Effective Date to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

          1. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim, the resolution of any objections to the allowance or priority of Claims or Interests and the resolution of any dispute as to the treatment necessary to Reinstate a Claim pursuant to the Plan;

          2. Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

          3. Resolve any matters related to the assumption or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

          4. Ensure that distributions to Holders of Allowed Claims or Allowed Interests are accomplished pursuant to the provisions of the Plan;

          5. Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtor or Reorganized Debtor that may be pending on the Effective Date;

          6. Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order, except as provided in Section XII.7 below;

          7. Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or the Confirmation Order, including the release and injunction provisions set forth in and contemplated by the Plan and the Confirmation Order, or any entity's rights arising under or obligations incurred in connection with the Plan or the Confirmation Order; provided, however, that such retention of jurisdiction shall not apply to any cases, controversies, suits or disputes that may arise in connection with the Combined Company's (or, if the Merger Agreement is terminated, Reorganized MK's) or any other entity's rights or obligations as (a) the issuer or a holder, respectively, of the Combined Company Securities (or, if the Merger Agreement is terminated, the New MK Securities); (b) a party to any agreements governing, instruments evidencing or documents relating to the Combined Company
Securities  (or,  if   the  Merger  Agreement  is  terminated,   the  New  MK
Securities); (c) if the Merger Agreement is terminated, a party to any agreements or guaranties in connection with the New Credit Facility or (d) a party to any agreements governing or documents relating to the New Lease;

          8. Subject to any restrictions on modifications provided in the Merger Agreement or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized be the Bankruptcy Code;

          9. Issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation implementation or enforcement of the Plan or the Confirmation Order;

          10. Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

          11. Determine any other matters that may arise in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided in the Plan; and

          12.  Enter an order concluding the Chapter 11 Case.


                                ARTICLE XIII.

                           MISCELLANEOUS PROVISIONS

A.   PAYMENT OF STATUTORY FEES

     All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Plan Confirmation hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

B.   MODIFICATION OF THE PLAN

     Subject to the Merger Agreement, the restrictions on modifications set forth in section 1127 of the Bankruptcy Code and any applicable notice requirements, the Debtor reserves the right to alter, amend or modify the Plan before its substantial consummation.

C.   REVOCATION OF THE PLAN

     Subject to the Merger Agreement, the Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan, or if Confirmation does not occur, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall (1) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor; or (2) prejudice in any manner the rights of the Debtor.

D.   SEVERABILITY OF PLAN PROVISIONS

     If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid void or unenforceable,the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted.
Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

E.   SUCCESSORS AND ASSIGNS

     The right, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

F.   EXHIBITS

     Because certain of the Exhibits referred to in the Plan are extremely voluminous, these Exhibits are not being served with copies of the Plan and the Disclosure Statement. The table of contents for the Plan indicates which Exhibits are attached to the Plan as distributed and which are available only upon request from the Debtor.

G.   SERVICE OF DOCUMENTS ON THE DEBTOR OR REORGANIZED DEBTOR

     Any pleading, notice or other document required by the Plan or Confirmation Order to be served on or delivered to the, Debtor or the Reorganized Debtor shall be sent by first class U.S. mail postage prepaid, to:


     MORRISON KNUDSEN CORPORATION
     Morrison Knudsen Plaza
     720 Park Boulevard
     Boise, Idaho 83712
     Attention:  Chief Legal Officer

with copies to:

     JONES, DAY, REAVIS & POGUE
     77 West Wacker
     Chicago, Illinois 60601-1692
     Attention: David S. Kurtz, Esq.

and (unless the Merger Agreement is terminated):

     LATHAM & WATKINS
     First Interstate World Center
     633 West Fifth Street, Suite 4000
     Los Angeles, California 90071-2007
     Attention: Robert Klyman

H.   REGULATORY OR ENFORCEMENT ACTION

     Nothing in this Plan will restrict any federal government regulatory agency from pursuing any regulatory or police enforcement action against the Debtor, the Reorganized Debtor, their current or former officers, directors or employees, and their respective agents, advisors, attorneys and representatives acting in any capacity, other than any action or proceeding of any type to recover monetary claims, damages or penalties against the Debtor for an act or omission occurring prior to Confirmation.

Wilmington, Delaware
July 25, 1996

                                   Respectfully submitted,

                                   MORRISON KNUDSEN CORPORATION,
                                   a Delaware corporation

                                   By:
                                      -------------------------------
                                      Denis M. Slavich
                                      Executive Vice President and
                                      Chief Financial Officer
COUNSEL:

David S. Kurtz
Jeffrey W. Linstrom
Kathleen M. Boege
JONES, DAY, REAVIS & POGUE
77 West Wacker Drive
Chicago, Illinois 60601-1692
(312) 782-3939

Robert Dean Avery
JONES, DAY, REAVIS & POGUE
555 West Fifth Street, Suite 4600
Los Angeles, California 90013-1025
(213) 489-3939

ATTORNEYS FOR
MORRISON KNUDSEN CORPORATION

Laura Davis Jones
YOUNG, CONAWAY, STARGATT & TAYLOR
Rodney Square North, Eleventh Floor
P.O. Box 391
Wilmington Delaware 19899-0391
(302) 571-6600

CO-COUNSEL FOR
MORRISON KNUDSEN CORPORATION


                                                              EXHIBIT 2


                            STOCKHOLDERS AGREEMENT



                          DATED AS OF JUNE 20, 1996


                                   BETWEEN


                             MK RAIL CORPORATION


                                     AND


                         MORRISON KNUDSEN CORPORATION



                            STOCKHOLDERS AGREEMENT
                            ----------------------

          Stockholders Agreement (this "Agreement") dated as of June 20, 1996 between MK Rail Corporation, a Delaware corporation (the "Company"), and Morrison Knudsen Corporation, an Ohio corporation ("MKO").

                                   RECITALS
                                   --------

          WHEREAS, in connection with the reorganization of Morrison Knudsen Corporation, a Delaware corporation ("MK"), certain creditors of MK and MKO will acquire restricted shares Common Stock held by MKO, and the Company has agreed to provide certain rights to such future holders to cause the shares so acquired to be registered pursuant to the Securities Act; and

          WHEREAS, the Company, at the request of MK and MKO, has, by execution of a Second Amendment to Rights Agreement (the "Rights Plan Amendments") of even date herewith, made certain amendments to the Rights Agreement between MK Rail and Chemical Mellon Shareholder Services, L.L.C. dated as of January 19, 1996, as amended (the "Rights Plan"), in order to facilitate the obtaining by MK and MKO of the acceptances required to confirm a plan of reorganization that MK contemplated filing with the Bankruptcy Court pursuant to which, amount other things, the restricted shares of Common Stock are to be transferred to creditors of MK; and

          WHEREAS, the parties hereto desire to set forth the rights of such future holders and the Company's obligations to cause the registration of the Registrable Securities pursuant to the Securities Act; and

          WHEREAS, the Company, MKO and such future holders have agreed upon certain matters relating to the governance of the Company and to the Rights Plan Amendment.

          NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          Section 1.     Definitions and Usage.  As used in this Agreement:
                         ---------------------

          1.1.  Definitions.
                -----------

          Affiliate.  "Affiliate" means Affiliate as defined in Rule 12b-2
          ---------
promulgated by the Commission under the Exchange Act.

          Agent. "Agent" means the principal placement agent on an agented
          -----
placement of Registrable Securities.

          Bankruptcy Court.  "Bankruptcy Court" shall mean the United States
          ----------------
Bankruptcy Court for the District of Delaware, in which court the Plan has been filed.

          Certificate Amendment.  "Certificate Amendment" shall have the
          ---------------------
meaning set forth in Section 9.5.
                     -----------

          Commission.  "Commission" shall mean the United States Securities
          ----------
and Exchange Commission.

          Common Stock.  "Common Stock" shall mean (i) the common stock, par
          ------------
value $.01 per share, of the Company, and (ii) shares of capital stock of the Company issued by the Company in respect of or in exchange for shares of such common stock in connection with any stock dividend or distribution, stock split-up, recapitalization, recombination or exchange by the Company generally of shares of such common stock.

          Continuously Effective.  "Continuously Effective," with respect to
          ----------------------
a specified registration statement, shall mean that it shall not cease to be effective and available for Transfers of Registrable Securities thereunder for longer than either (i) any ten consecutive business days, or (ii) an aggregate of fifteen business days during the period specified in the relevant provision of this Agreement.

          Demand Registration Request.  "Demand Registration Request" shall
          ---------------------------
have the meaning set forth in Section 2.1(i).
                              --------------

          Demand Registration Request.  "Demand Registration Request" shall
          ---------------------------
have the meaning set forth in Section 2.1(i).
                              --------------

          Distribution Date.  "Distribution Date" shall mean the date MK Rail
          -----------------
Common Stock owned by MKO on the date hereof has been distributed to creditors of MKO in any case under Title 11 of the United States Bankruptcy Code or through a foreclosure against MKO.

          Election Request.  "Election Request" shall have the meaning set
          ----------------
forth in Section 9.6.
         -----------

          Exchange Act.  "Exchange Act" shall mean the Securities Exchange
          ------------
Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          Holders.  "Holders" shall mean MKO and the Transferees of the
          -------
Common Stock held by MKO or their Transferees in accordance with Section 8.
                                                                 ---------

          Majority Selling Holders.  "Majority Selling Holders" means those
          ------------------------
Selling Holders whose Registrable Securities included in a registration represent a majority of the Registrable Securities of all Selling Holders included therein.

          Market Value.  "Market Value" of Registrable Securities as of a
          ------------
given date shall mean the average closing price for such securities over the ten (10) business days immediately preceding said date as quoted on the NASDAQ National Market System or such other securities exchange on which said securities are listed.

          Note Cancellation Agreement.  "Note Cancellation Agreement" shall
          ---------------------------
refer to the Note Cancellation and Restructuring Agreement of even date herewith by and among the Company, MKO and MK.

          Outside Director.  "Outside Director" shall mean a director of the
          ----------------
Company who (i) is not and has not been employed by MK, MKC or the Company or their respective subsidiaries in an executive capacity within the five years immediately prior to the annual meeting at which the nominees of the board of directors will be voted upon; (ii) is not (and is not affiliated with a company or a firm that is) a significant advisor or consultant to the Company or its subsidiaries; (iii) is not affiliated with a significant customer or supplier of the Company or its subsidiaries; (iv) does not have significant personal services contract(s) with the Company or its subsidiaries; (v) is not affiliated with a tax-exempt entity that receives significant contributions from the Company or its subsidiaries; and (vi) is not a spouse, parent, sibling or child or any person described by (i) through
(v) of this definition.

          Person.  "Person" shall mean any individual, corporation,
          ------
partnership, joint venture, association, joint-stock company, limited company, trust, unincorporated organization or government or other agency or political subdivision thereof.

          Piggyback Registration Statement.  "Piggyback Registration
          --------------------------------
Statement" shall have the meaning set forth in Section 3.
                                               ---------

          Plan.  "Plan" shall mean the plan of reorganization with respect
          ----
to MK, which plan of reorganization shall contain substantially the terms set forth in Exhibit C to the Note Cancellation Agreement and which plan of reorganization shall not contain any terms or provisions that are inconsistent with the Note Cancellation Agreement, this Agreement or the terms set forth in such Exhibit C.

          Register, Registered and Registration.  "Register," "registered"
          -------------------------------------
and "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the Commission of effectiveness of such registration statement or document.

          Registrable Securities.  "Registrable Securities" shall mean,
          ----------------------
subject to Section 8:  (i) the Shares owned by the Holders on any date of
           ---------
determination, (ii) any shares of Common Stock or other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, such Shares; and (iii) any securities issued in exchange for Shares in any merger or reorganization of the Company; provided,
                                                                    --------
however, that Registrable Securities shall not include any securities which
- -------
have theretofore been registered and sold to the public in a bona fide public offering pursuant to the Securities Act or which have been sold to the public pursuant to Rule 144 or any similar rule promulgated by the Commission pursuant to the Securities Act.

          Registrable Securities then outstanding.  "Registrable Securities
          ---------------------------------------
then outstanding" shall mean, with respect to a specified determination date, the Registrable Securities owed by all Holders on such date.

          Registration Expenses.  "Registration Expenses" shall have the
          ---------------------
meaning set forth in Section 6.1.
                     -----------

          Securities Act.  "Securities Act" shall mean the Securities Act of
          --------------
1933, as amended, and the rules and regulations promulgated thereunder.

          Selling Holders.  "Selling Holders" shall mean, with respect to a
          ---------------
specified registration pursuant to this Agreement, Holders whose Registrable Securities are included in such registration.

          Shares.  "Shares" shall mean the shares of Common Stock acquired
          ------
by certain creditors of MK in connection with the reorganization of MK.

          Shelf Registration Statement.  "Shelf Registration Statement" shall
          ----------------------------
have the meaning set forth in Section 2.2.
                              -----------

          Standstill Termination Date.  "Standstill Termination Date" shall
          ---------------------------
have the meaning set forth in Section 9.2.
                              -----------

          Stockholders Meeting.  "Stockholders Meeting" shall have the
          --------------------
meaning set forth in Section 9.7.
                     -----------

          Substantial Stockholder.  "Substantial Stockholder" shall mean any
          -----------------------
Person beneficially owning 5% or more of the outstanding Common Stock.

          Transfer.  "Transfer" shall mean and include the act of selling,
          --------
giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon
           --------  -------
foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a "Transfer." "Transferee" shall mean any Person who acquires Common Stock pursuant to a Transfer.

          Underwriters' Representative.  "Underwriters' Representative" shall
          ----------------------------
mean the managing underwriter, or, in the case of a co-managed underwriting, the lead manager.

          Violation.  "Violation" shall have the meaning set forth in Section
          ---------
7.1.

          1.2.  Usage.
                -----

       (i) References to a Person are also references to its assigns and successors in interest (by any means whatever, including merger, consolidation or sale of all or substantially all the assets of such Person or otherwise, as the case may be).

      (ii) References to Registrable Securities "owned" by a Holder shall include Registrable Securities beneficially owned by such Person but which are held of record in the name of a nominee, trustee, custodian, or other agent, but shall exclude shares of Common Stock held by a Holder (other than the liquidating trust contemplated by the Plan) in a fiduciary capacity for customers of such Person.

     (iii) References to a document are to it as amended, waived and otherwise modified form time to time and references to a statute or other governmental rule are to it as amended and otherwise modified form time to time (and references to any provision thereof shall include references to any successor provision).

      (iv) References to Sections or to Schedules or Exhibits are to sections hereof or schedules or exhibits hereto, unless other context otherwise requires.

       (v) The definitions set forth herein are equally applicable not to the singular and plural forms and the feminine, masculine and neuter forms of the terms defined.

      (vi) The term "including" and correlative terms shall be deemed to be followed by "without limitation" whether or not followed by such words or words of like import.

     (vii) The term "hereof" and similar terms refer to this Agreement as a whole.

    (viii) The "date of" any notice or request given pursuant to this Agreement shall be determined in accordance with Section 12.2.
                                                 ------------

          Section 2.     Demand and Shelf Registration Statements.
                         ----------------------------------------

          2.1. (i) At any time during the period commencing on the date of the first filing by the Company of its Annual Report on Form 10-K that follows the effective date of the Plan and ending on the fifth anniversary thereof, one or more Holders of Registrable Securities may at their option make a written request (a "Demand Registration Request") to the Company (the "Demanding Holder") requesting that the Company file with the Commission a registration statement on an appropriate form under the Securities Act (a "Demand Registration Statement") to register (subject to Section 2.6) all or
                                                         -----------
such number of such Demanding Holder's Registrable Securities as the Demanding Holder shall request in writing; provided, however, that no request
                                           --------  -------
may be made pursuant to this Section 2.1 if (A) within twelve months prior
                             -----------
to the date of such request a Demand Registration Statement pursuant to this
Section 2.1 shall have ben declared effective by the Commission or (B) the
- -----------
Registrable Securities that the Demanding Holders request be included in the Demand Registration Statement do not have a Market Value as of the date the request is given to the Company of at least $5,000,000. Notwithstanding the foregoing, in no event shall a Demand Registration Request be effective unless and until the Registrable Securities that the Demanding Holders request be included in the Demand Registration and that other Holders request be included in the Demand Registration pursuant to Section 2.1(iii) hereof have an aggregate Market Value determined as of the day the last such request is received of at least $20,000,000. After an effective Demand Registration Request is made, the Company shall file with the Commission the Demand Registration Statement. Any Demand Registration Statement shall relate to an underwritten offering (whether on a "firm," "best efforts" or "all reasonable efforts" basis or otherwise) or an agented offering. Any Demand Registration Request made pursuant to this Section 2.1 shall be addressed to
                                           -----------
the attention of the Secretary of the Company and shall specify the number of Registrable Securities to be registered, the intended methods of disposition thereof and that the request is for a Demand Registration Statement pursuant to this Section 2.1.
                           -----------

      (ii) The Company shall be entitled to postpone for up to 120 days the filing of any Demand Registration Statement otherwise required to be prepared and filed pursuant to this Section 2.1 if (A) the Board of Directors
                                    -----------
of the company determines, in its good faith reasonable judgment, that such registration and the Transfer of Registrable Securities contemplated thereby would materially interfere with, or require the premature disclosure of, any financing, acquisition or reorganization involving the Company or any of its subsidiaries or would otherwise require the premature disclosure of any other material nonpublic information as to which the Company has a bona fide business purpose for maintaining its confidentiality and (B) the Company promptly gives the Demanding Holders notice of such determination (which notice need not disclose the fact, event or information); provided, however,
                                                          --------  -------
that the Company shall not have, within the twelve months prior to the date of the postponement, postponed pursuant to this Section 2.1(ii) the filing
                                                ---------------
of any other Demand Registration Statement that was subsequently abandoned because the Demand Registration Request relating thereto was withdrawn.

     (iii)     Whenever the Company receives a demand pursuant to Section
                                                                  -------
2.1(i) to effect the registration of any Registrable Securities, the Company
- ------
shall promptly give written notice of such proposed registration to all Holders. Any such Holder may, within thirty days after receipt of such notice, request in writing that all of such Holder's Registrable Securities, or any portion thereof designated by such Holder, be included in the registration.

          2.2. As soon as practicable after the later of (i) the entry by the Bankruptcy Court of the order approving the assumption of this Agreement and the transactions contemplated hereby and (ii) July 1, 1996, the Company shall file with the Commission a registration statement on Form S-3 in accordance with the Securities Act for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the "Shelf Registration Statement"). The Company shall use its reasonable best effort to have the Shelf Registration Statement declared effective on the effective date of the Plan. Subject to compliance with the provisions of Section 5, the Holders
                                                    ---------
shall be entitled to have all or a portion of such Holders' Registrable Securities included in Shelf Registration Statement.

          2.3. The Company shall be obligated to effect no more than four Demand Registration Statements pursuant to this Agreement. For purposes of the preceding sentence, a Demand Registration Statement shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, (ii) if after such registration statement has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to any of the Selling Holders and such interference is not thereafter eliminated, or
(iii) if the conditions to closing specified in any underwriting agreement containing usual and customary terms entered into in connection with such registration are not satisfied or waived, other than by reason of failure on the part of any of the Selling Holders. The Company's obligation to effect a given Demand Registration pursuant to Section 2.1 shall be deemed to have
                                        -----------
been satisfied upon the earlier of (x) the date as of which all the Receivable Securities included therein shall have been disposed of pursuant to the Demand Registration Statement, and (y) the date as of which such Demand Registration Statement shall have been Continuously Effective for a period of 90 days.

          2.4. Whenever the Company receives request for a Demand Registration Statement pursuant to Section 2.1, the Company shall have the
                                   -----------
right to register in any such Demand Registration Statement and to include in any related offering shares of authorized by unissued Common Stock. The Company may exercise the foregoing option to include additional shares by written notice delivered to each of the Selling Holders within 30 days following the Company's receipt of the request for a Demand Registration Statement pursuant to Section 2.1(i).
                      --------------

          2.5. In any Demand Registration Statement, the managing or lead underwriter or underwriters (of an underwritten offering) or the lead agent (for an agented offering) shall be a nationally recognized firm selected by the Majority Selling Holders with the approval of the Company, which approval shall not be unreasonably withheld.

          2.6. Whenever the Company effects a Demand Registration Statement pursuant to Section 2.1, if the Underwriters' Representative or Agent advises
            -----------
the Company and each Selling Holder in writing that, in its opinion, the amount of securities requested to be included in such offering (whether by the Company or the Selling Holders) exceeds the amount which can be sold in such offering within a price range acceptable to the Majority Selling Holders, the securities to be included in such offering and the related registration shall be reduced in the following order to an amount which can be sold within such price range: first, the amount of securities, if any, that the Company has requested be included in the offering and registration shall be reduced until no such securities are included therein; and second, the amount of Registrable Securities that the Selling Holders have requested be included in the offering and registration shall be reduced on a pro rata basis among all Selling Holders based on the relative number of securities each has requested be included in such offering.

          2.7. Notwithstanding anything in this Agreement to the contrary, neither MK nor MKO shall have the right to dispose of any Registrable Securities pursuant to any registration statement effected pursuant to
Section 2 or 3.
- ---------    -

          Section 3.     Piggyback Registration Statements.
                         ---------------------------------

          3.1. If at any time the Company proposes to register (including for this purpose a registration effected by the Company for stockholders of the Company other than the Holders) equity securities or securities convertible or exchangeable into equity securities under the Securities Act in connection with a public offering solely for cash (other than by a registration on Form S-4 or S-8 or any successor or similar forms or filed in connection with an exchange offer or any offering of securities solely to the Company's existing stockholders or otherwise pursuant to a dividend reinvestment plan or a dividend reinvestment and stock purchase plan, and other than pursuant to Section 2), the Company shall promptly give each Holder of Registrable Securities written notice of such registration (a "Piggyback Registration Statement"). Upon the written request of each Holder given within fifteen days following the date of such notice, the Company shall cause to be included in such registration statement and use its reasonable best efforts to be registered under the Securities act all the Registrable Securities that each such Holder shall have requested to be registered; provided, however, that such right of inclusion shall not apply
            --------  -------
to any registration statement covering an underwritten offering of convertible or exchangeable securities or equity securities other than Common Stock if the Underwriters' Representative or Agent shall advise the Company in writing (with a copy to each Selling Holder) that in its opinion, the kind of Registrable Securities requested to be included in the Piggyback Registration Statement would adversely affect the offering of the convertible or exchangeable securities or equity securities or the timing thereof. The Company shall have the absolute right at any time to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to any Holder.
     ---------

          3.2. If the Underwriters' Representative or Agent shall advise the Company in writing (with a copy to each Selling Holder) that, in its opinion, the amount of securities requested to be included in such offering (whether by the Company, the Selling Holders or other selling stockholders) exceeds the amount which can be sold in such offering within a price range acceptable to the Company, the securities to be included in such offering and the related registration shall be reduced in the following order to amount which can be sold within such price range: first the amount of securities to be included in the offering and registration by any selling stockholder other than the Selling Holders shall be reduced until no such securities are included therein; second, the amount of Registrable Securities that the Selling Holders have requested be included in the offering and registration shall be reduced on a pro rata basis among all Selling Holders based on the relative number of securities each has requested be included in such offering; and third, the amount of securities to be included in the offering and registration by the Company shall be reduced.

          3.3. During the term of this Agreement, each Holder shall be entitled to have its Registrable Securities included in an unlimited number of Piggyback Registration Statements pursuant to this Section 3.
                                                      ---------

          3.4.  If the Company has previously filed a registration statement
                               ---
with respect to Registerable Securities pursuant to Section 2.1 or pursuant
                                                    -----------
to this Section 3, and if such previous registration statement has not been
        ---------
withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form),whether on its own behalf or at the request of any holder or holders of such securities, until a period of 180 days has elapsed from the effective date of such a previous registration statement.

          Section 4.     Registration Procedures.  Whenever required under
                         -----------------------
Section 2 or Section 3 to effect the registration of any Registrable
- ---------    ---------
Securities, the Company shall, as expeditiously as practicable:

          4.1. Prepare and file with the Commission a registration statement with respect to such Registrable Securities, subject to Subject 2.2, and use
                                                        -----------
the Company's reasonable best efforts to cause such registration statement to become effective, in each instance giving due regard to the need to prepare current financial statements, conduct due diligence and complete other actions that are reasonably necessary to effect a registered public offering; provided, however, that before filing a registration statement or
          --------  -------
prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the registration statement and prior to effectiveness thereof, the Company shall use its reasonable efforts to furnish to one firm of legal counsel for the Selling Holders (selected by the Majority Selling Holders) copies of all such documents in the form substantially as proposed to be filed with the Commission at least five business days prior to filing for review and comment by such counsel.

          4.2. (i) Use the Company's reasonable best efforts to keep the relevant registration statement Continuously Effective (x) if a Demand Registration Statement, for up to 90 days or until such earlier date as of which all the Registrable Securities under the Demand Registration Statement shall have been disposed of in the manner described in the Demand Registration Statement, and (y) if a Shelf Registration Statement, subject to the immediately following sentence, for three years. As soon as reasonably practicable after the occurrence of any fact or event that makes untrue any statement of a material fact made in the Shelf Registration Statement or that requires the making of any additions to or changes in the Shelf Registration Statement in order to make the statements therein, in light of the circumstances in which they were made, not misleading, the Company shall prepare and file a supplement or amendment to the Shelf Registration Statement or related prospectus, or a document incorporated therein by reference, so that such Shelf Registration Statement and related prospectus shall not contain any such untrue statement of a material fact or any such omission of a material fact; provided, however, that if the Board
                                      --------  -------
of Directors of the company determines, in its good faith reasonable judgment, that the Transfer of Registrable Securities pursuant to the Shelf Registration Statement would materially interfere with, or require the premature disclosure of, any financing, acquisition or reorganization involving the Company or any of its subsidiaries or otherwise would require premature disclosure of any other material nonpublic information as to which the Company has a bona fide business purpose for maintaining its confidentiality, then for so long as such circumstances or such business purpose continues to exist (provided that the number of days of any such
                            --------
suspension may not exceed an aggregate of 120 days in any calendar year), the Company shall not be required to prepare or file any such supplement, amendment or document.

      (ii) Each Holder agrees by acquisition of a Registrable Security that, upon receipt of any notice from the Company of the existence of any fact or event of the kind described in Section 2.1(ii) or 4.2(i) (which
                                       ---------------    ------
notice need not disclose the fact, event or information), such Holder will forthwith discontinue the disposition of any Registrable Securities pursuant to the Shelf Registration Statement until such Holder's receipt of the copies of a supplemented or amended prospectus as contemplated by Section 4.2(i),
                                                           --------------
or until it is advised in writing by the Company that the use of the prospectus related to the Shelf Registration Statement may be resumed, and, has received copies of any additional or supplemental filings that are incorporated by reference in such prospectus. If so directed by the Company, each Holder will deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities that was current at the time of receipt of such notice.

     (iii) Notwithstanding the foregoing, if, in the case of a Demand Registration Statement, the filing of a registration statement is postponed as permitted by Section 2.1(ii), or, in the case of a Shelf Registration
                ---------------
Statement, the preparation and filing of a supplement, amendment or incorporated document is postponed as permitted by Section 4.2(i) or Section
                                                   --------------
4.2(ii), the five-year period for filing a Demand Registration Statement or the three-year period of effectiveness of the Shelf Registration Statement, as the case may be, shall be extended by the aggregate number of days of such postponement.

          4.3.  Subject to Section 4.2(i), prepare and file the Commission
                           --------------
such amendments,supplements or incorporated documents to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement. If the registration statement is for an underwritten offering, the Company shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement entered into pursuant to Section 4.6. In the event that any Registrable
                         -----------
Securities included in a registration statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to use its reasonable best efforts to maintain the effectiveness of such registration statement, the Company may file a post-effective amendment to the registration statement for the purpose of removing such securities from registered status.

          4.4. Furnish to each Selling Holder of Registrable Securities copies of the registration statement, any pre-effective or post-effective amendment thereto, the prospectus, including each preliminary prospectus and any amendments or supplements thereto, in each case in conformity with the requirements of the Securities Act.

          4.5. Use the Company's reasonable best efforts (i) to register and qualify the securities covered by such registration statement under the securities or Blue Sky laws of such states or jurisdictions as shall be reasonably requested by the Underwriters' Representative or Agent (as applicable, or if inapplicable, the Majority Selling Holders), and (ii) to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, at the earliest practicable moment; provided, however, that the Company shall not be required in
        --------  -------
connection therewith or as a condition thereto to qualify to do business, subject itself to taxation or to file a general consent to service of process in any states or jurisdictions where it is not now so subject.

          4.6. In the event of Demand Registration Statement, enter into and perform the Company's obligations under an underwriting or agency agreement (including indemnification and contribution obligations of underwriters or agents), in usual and customary form, with the managing underwriter or underwriters of or agents for such offering. The Company shall also cooperate with the majority Selling Holders and the Underwriters' Representative or Agent for such offering in the marketing of the Registrable Securities, including making reasonably available the Company's officers, accountants, counsel, premises, books and records for such purpose.

          4.7. Promptly notify each Selling Holder of any stop order issued or threatened to be issued by the Commission in connection therewith (and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered).

          4.8. Make generally available to the Company's security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act no later than 90 days following the end of the 12-month period beginning with the first month of the Company's first fiscal quarter commencing after the effective date of each registration statement filed pursuant to this Agreement.

          4.9. Make reasonably available for inspection by any Selling Holder, any underwriter participating in such offering and the representatives of such Selling Holder and Underwriter (but not more than one firm of legal counsel to such Selling Holders), all financial and other information as shall be reasonably requested by them, and provide the Selling Holder, any underwriter participating in such offering and the representatives of such Selling Holder and Underwriter the opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case to the extent necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information
                                         --------  -------
that the Company determines, in good faith, to be confidential and which the Company advises such Person in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company.

          4.10. In the event of a Demand Registration Statement, use the Company's reasonable best efforts to obtain a "comfort letter" from its independent public accountants and legal opinions of counsel to the Company addressed to the Selling Holders, in customary form and covering such matters of the type customarily covered by such letters and in a form that shall be reasonably satisfactory to the Majority Selling Holders. The Company shall furnish to each Selling Holder a signed counterpart of any such comfort letter or legal opinion. Delivery of any comfort letter shall be subject to the recipient furnishing such written representations or acknowledgments as are customarily provided by selling stockholders who receive such comfort letters under SAS No. 72. Nothing in the immediately preceding sentence shall be deemed to require a Selling Holder to make representations and warranties if the Selling Holder is willing to receive a letter in the form to be provided to selling stockholders not making representations and warranties under SAS No. 76.

          4.11. Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement.

          4.12. Use all reasonable efforts to cause the Registrable Securities covered by such registration statement, if the Common Stock is then listed on a securities exchange or included for quotation in a recognized trading market, to continue to be so listed or included for a reasonable period of time after the offering.

          Section 5.  Holders' Obligations.
                      --------------------

          5.1. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any Selling Holder of Registrable Securities that such Selling Holder shall:

          (i) furnish to the Company such information regarding such Selling Holder and its affiliates, the number of Registrable Securities owned and proposed to be sold by it, the intended method of disposition of such securities and any other information as shall be required to effect the registration of such Selling Holder's Registrable Securities, and cooperate with the Company in preparing such registration statement and in complying with the requirements of the Securities Act;

          (ii) agree to sell their Registrable Securities to the underwriters at the same price and on substantially the same terms and conditions as the Company or the other Persons on whose behalf the registration statement was being filed have agreed to sell their securities, and execute the underwriting agreement agreed to by the Company and the Majority Selling Holders and customary custody arrangements, lock-up letters, indemnities, questionnaires and other documents reasonably required by the underwriters or agents and agreed to by the Majority Selling Holders.

          5.2. In the event that a Demand Registration Statement or a Piggyback Registration Statement becomes effective, if and to the extent requested by the managing underwriter or lead agent for the offering relating thereto, no Holder shall offer, sell or agree to sell or otherwise dispose of or transfer any Registrable Securities or securities convertible into or exchangeable or exercisable for any Registrable Securities (other than, in the case of the Selling Holders under the Demand Registration Statement or Piggyback Registration Statement, pursuant to such Demand Registration Statement or Piggyback Registration Statement, as the case may be), or exercise any right to register any such securities, during the period commending ten days prior to the anticipated effective date of such registration statement and ending 120 days from the effective date of such registration statement. In order to enforce the foregoing agreement, the Company shall be entitled to impose stop-transfer instructions with respect to the Registrable Securities of each Holder until the end of such period.

          Section 6.  Expenses of Registration.  Expenses in connection with
                      ------------------------
registrations pursuant to this Agreement shall be allocated and paid as follows:

          6.1. With respect to the Shelf Registration Statement, MKO shall bear and pay or shall reimburse the Company for, and with respect to each Demand Registration Statement, the Company shall bear and pay, all of the expenses incurred in connection with the registration and offering of Registrable Securities with respect to such Shelf Registration Statement or Demand Registration Statement, as the case may be, including, but not limited to, all registration, filing and National Association of Securities Dealers, Inc. fees, all fees and expenses of complying with securities or blue sky laws, all word processing and duplicating expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company, the fees and disbursements of the Company's independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, and all printing expenses (including the printing of certificates evidencing the Registrable Securities and the printing of the registration statement and any related prospectus, or any amendment or supplement thereto) (collectively, the "Registration Expenses"); provided,
                                                                 --------
however, that, the Selling Holders shall pay (i) underwriting discounts and
- -------
commissions relating to the Registrable Securities sold by them pursuant to any such registration statement and (ii) all fees and disbursements of counsel and any other advisors to the Selling Holders. Notwithstanding the foregoing, in no event shall the obligations of MKO under this Section 6.1
                                                               -----------
exceed $75,000 in the aggregate. In no event shall MKO be responsible for the expenses of a Demand Registration Statement. To the extent MKO is not required by this Section to pay or reimburse the Company for expenses incurred in connection with a Shelf Registration Statement, those expenses shall be borne and paid by the Company, except as expressly otherwise provided in the first sentence of this Section.

          6.2. The Company shall bear and pay all Registration Expenses incurred in connection with any Piggyback Registration Statements pursuant to Section 3, other than (i) underwriting discounts and commissions relating
   ---------
to Registrable Securities, (ii) the portion of any filing fees allocable to the Registrable Securities included in such registration by the Holders and
(iii) the fees and disbursements of any counsel and other advisors to the Selling Holders (each of which expenses in clauses (i) and (ii) shall be paid on a pro rata basis by the Selling Holders of Registrable Securities included in such Piggyback Registration Statement and which expenses in clause (iii) shall be paid on a pro rata basis by the Selling Holders for which the expenses are incurred).

          Section 7.  Indemnification; Contribution.  If any Registrable
                      -----------------------------
Securities are included in a registration statement under this Agreement:

          7.1. To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Selling Holder, its directors, officers, shareholders, employees, investment advisors, agents and Affiliates, either direct or indirect (and each such Affiliate's directors, officers, shareholders, employees, investment advisors and agents) and each other Person, if any, who controls such Selling Holder within the meaning of the Securities Act against any and all losses, claims, damages, liabilities and expenses, including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, to which any of the foregoing Persons may become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto, or the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading (collectively, a "Violation"); provided, however, that the indemnification required by this
              --------  -------
Section 7.1 shall not apply to amounts paid in settlement of any such loss,
- -----------
claim, damage, liability or expense if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or expense to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished to the Company by the indemnified party expressly for use in connection with such registration.

          7.2. To the extent permitted by applicable law, each Selling Holder shall indemnify and hold harmless the Company, its directors, officers, shareholders, employees, investment advisors, agents and Affiliates, either direct or indirect (and each such Affiliate's directors, officers, shareholders, employees, investment advisors and agents) and each other Person, if any, who controls the Company within the meaning of the Securities act, any other Selling Holder and any controlling Person or any such other Selling Holder against any and all losses, claims, damages, liabilities and expenses, including attorneys' fees and disbursements and expenses of investigation, incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation, to which any of the foregoing Persons may otherwise become subject under the Securities Act, the Exchange Act or other federal or state laws, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Selling Holder expressly for use in connection with such registration statement; provided, however, that (x) the indemnification
                        --------  -------
required by this Section 7.2 shall not apply to amounts paid in settlement
                 -----------
of any such loss, claim, damage, liability or expense if settlement is effected without the consent of the relevant Selling Holder of Registrable Securities, which consent shall not be unreasonably withheld, (y) in no event shall the amount of any indemnity under this Section 7.2 and of the
                                             -----------
contribution obligation of a Selling Holder under Section 7.4 exceed the net
                                                  -----------
proceeds from the applicable offering received by such Selling Holder, and
(z) the obligation to provide indemnification hereunder shall be several, and not joint and several, among the indemnifying parties.

          7.3.  Promptly after receipt by an indemnified party under this
Section 7 of notice of the commencement of any action, suit, proceeding,
- ---------
investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 7, such indemnified party shall
                                  ---------
deliver to the indemnifying party a written notice of the commencement thereof. The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action , if and to the extent materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7 but shall not relieve the indemnifying
                             ---------
party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 7. Any fees and expenses incurred by the
                      ---------
indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within thirty days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). Any such indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless(i) the indemnifying party shall have failed to promptly assume the defense of such action, claim or proceeding or (ii) the named parties to any such action, claim or proceeding (including any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and that the assertion of such defenses would create a conflict of interest such that counsel employed by the indemnifying party could not represent the indemnified party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party; it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties, unless the indemnified party shall have been advised by its counsel that a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such action, claim or proceeding such that the counsel could not represent the indemnified party and any other of such indemnified parties, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels). No indemnifying party shall be liable to an indemnified party for any settlement of any action, proceeding or claim without the written consent of the indemnifying party, which consent shall not be unreasonably withheld.

          7.4.  If the indemnification required by this Section 7 from the
                                                        ---------
indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 7:
        ---------

          (i) The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such loses, claims, damages, liabilities or expense, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any Violation has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Violation. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7.1 and Section 7.2,
                                                 -----------     -----------
any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined
                                           -----------
by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 7.4(i).
                                                              --------------
No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          7.5. The obligations of the Company and the Selling Holders of Registrable Securities under this Section 7 shall survive the completion of
                                  ---------
any offering of Registrable Securities pursuant to a registration statement under this Agreement.

          Section 8.  Transfer of Common Stock.  Notwithstanding anything in
                      ------------------------
this Agreement to the contrary, no Holder may Transfer any shares of Common Stock to any Person, except as set forth in the last paragraph of this
Section 8, unless prior to any such Transfer such Person has executed an
- ---------
agreement (in the form of Exhibit A hereto) to be bound by the provisions of
                          ---------
this Agreement. The Company shall place the following legend on any certificate representing shares of Common Stock held by a Holder:

          "This security is subject to certain restrictions on transfer contained in a stockholders Agreement dated as of ____, 1996 between MK Rail Corporation and Morrison Knudsen Corporation to which the holder of this certificate is bound, a copy of which agreement is on file with the Secretary of MK Rail Corporation."

          In order to enforce the foregoing transfer restriction, without limiting any other rights or remedies available to the Company, the Company shall be entitled to impose stop-transfer instructions with respect to the Registrable Securities of each Holder. The foregoing transfer restrictions and legend shall be removed in connection with any sale of Common Stock to the public pursuant to an effective registration statement or pursuant to Rule 144 or any similar rule promulgated by the Commission under the Securities Act, in each case so long as the specific identities of the Transferees are not known to the Holders selling such shares prior to such sale.

          Section 9.  Corporate Governance Agreement.
                      ------------------------------

          9.1. Until either the second anniversary of the Distribution Date (or, if an effective Election Request, as defined in Section 9.6 hereof, is
                                                     -----------
made and the Stockholders Meeting, as defined in Section 9.7 hereof, is held prior thereto, the date of the Stockholders Meeting), each Holder (i) shall vote all of its shares of Registrable Securities and any other voting securities of the Company over which such Holder exercises voting power (or execute written consents in lieu of meetings) in favor of the election of the Company's nominees for director and against the removal of any of the Company's directors (other than a removal for cause) at any meeting of stockholders or in any action by written consent and (ii) shall take all other necessary or desirable actions within such Holder's control (including, but not limited to, attendance at annual or special stockholder meetings of the Company in person or by proxy for purposes of obtaining a quorum) to elect such nominees and to vote against such removal of any of the Company's directors; provided, however, that the total number
                                --------  -------
of directors on the Company's Board of Directors shall not be fewer than seven and a majority of such directors shall at all times consist of Outside Directors. Notwithstanding the foregoing, a Holder shall not be required to vote any voting securities of the Company over which such Holder exercises voting power that are not Registrable Securities (or execute written consents in lieu of meetings with respect to such voting securities) as otherwise required by this Section to the extent the voting securities are held or controlled by the Holder as an agent, custodian, trustee or executor, in all cases for or on behalf of parties that are not Holders of Registrable Securities or their Affiliates or associates (as defined in the rules promulgated under the Exchange Act), or are controlled by the Holder as an investment advisor for an investment company registered under the Investment Company Act of 1940, as amended, or as an investment advisor for any other person or group; provided that in all cases, the arrangement
                           --------
whereby the Holder owns or controls the voting securities has not been entered into for the purpose of circumventing this Section; and further
                                                                -------
provided, in the case of securities controlled by the Holder as an
- --------
investment advisor for a person or group that is not an investment company registered under the Investment Company Act, that no Holder or Holders has a direct economic beneficial interest in the person or group for which the Holder so acts as an investment advisor.

          9.2. Without the prior written consent of the Company, until either (i) ninety (90) days prior to the scheduled date of the Stockholders Meeting (if an effective Election Request is made pursuant to Section 9.6 hereof) or (ii) the second anniversary of the Distribution Date (if no effective Election Request is made) (in either case, the "Standstill Termination Date"), no Holder may (i) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), whether or not such solicitation is exempt under 14a-2 under the Exchange Act, with respect to any matter from holders of any shares of common or preferred stock of the Company, or any securities convertible into or exchangeable for or exercisable (whether currently or upon the occurrence of any contingency) for the purchase of any such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv) under the Exchange Act, or (ii) initiate, or induce or attempt to induce any other Person or group (as defined in Section 13(d)(3) of the Exchange Act) to initiate, any stockholder proposal or tender offer for securities of the Company or any subsidiary thereof, any change of control of the Company or any subsidiary thereof or the convening of a stockholders' meeting of the Company or any subsidiary thereof; or (iii) otherwise seek or propose (or request permission to propose) to influence or control the management or policies of the Company or any subsidiary thereof. Nothing herein shall be deemed to apply to a Holder to the extent the Holder is acting solely in its capacity as an agent, custodian, trustee or executor holding securities that are not Registrable Securities for persons that are not Holders or Affiliates of Holders, provided that the Holder's actions are (a) at the direction of
            --------
a person or persons that are not Holders that are the beneficial owners of the securities so held by the Holder or (b) arise from the fiduciary duties of the Holder acting in such capacity ascertained in good faith after consulting with and based on advice of counsel as described in reasonable detail in a written notice given the Company at least thirty (30) days prior to taking such action; and further provided that in all cases the arrangement
                       --------------------
whereby the Holder holds the securities has not been entered into, and the action by the Holder has not been taken, for the purpose of circumventing this Section.

          9.3. Notwithstanding anything herein to the contrary, the provisions of Sections 9.1 and 9.2 hereof shall terminate at such time prior
              ------------     ---
to the second anniversary of the Distribution Date, if ever, that all of the Registrable Securities held by all Holders constitutes less than 15% of the outstanding Common Stock.

          9.4.  For so long as the provisions of Section 9.1 hereof are in
                                                 -----------
force and effect, the Company shall not amend the Rights Plan (i) to change the percentage used in the definition of "Acquiring Person" therein so that it is less than fifteen percent (15%) or (ii) in any other manner that would deprive the Holders of the Registrable Securities of the intended benefits of the Rights Plan Amendment.

          9.5. At the first annual meeting of the stockholders of the Company scheduled to occur at least seventy-five (75) days after the effective date of this Agreement, the Board of Directors of the Company shall propose to the stockholders of the Company, shall recommend approval of, and shall solicit proxies voting to approve an amendment (the "Certificate Amendment") to the Amended and Restated Certificate of Incorporation of the Company, as amended, that, if adopted and approved by the requisite vote of the stockholders of the Company, would amend the first sentence of Section
3 of the Seventh Article thereof in its entirety so it states as follows:

          Subject to the rights, if any, of the holders of any series
of   Preferred  Stock  to  elect  additional  directors  under  circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualifications, removal or other cause, will be filled solely by the affirmative vote of the majority of the remaining Directors, then in office, even though less than a quorum of the Board, or by a sole remaining Director; provided, however, that at the sole option of the Board, effected by resolution of the Board of Directors, one or more such vacancies or newly created directorships may be filled by the stockholders at a meeting of the stockholders called by the Board of Directors.

If the Certificate Amendment is effectively adopted and approved by the stockholders of the Company, the Board of Directors shall make a conforming amendment to the first sentence of By-Law 11 of the By-Laws of the Company.

          9.6. The Holders shall have the right at their option to request that the Company hold a meeting of the stockholders as provided herein by delivery of a written request (the "Election Request") to the Secretary of the Company at its principal executive offices not more than one hundred twenty (120) nor less than ninety (90) days prior to the second anniversary of the Distribution Date, which Election Request shall identify each of the Holders making the Election Request and shall include the information they would be required to give under By-Law 13 of the By-Laws of the Company as in effect on the date hereof as if they were making nominations for positions as directors at an annual meeting or the stockholders of the Company. An Election Request shall be ineffective if it has not been executed by Holders owning Registrable Securities constituting at least fifteen percent (15%) of the outstanding Common Stock of the Company as of the ninetieth (90th) day prior to the second anniversary of the Distribution Date and shall cease to be effective if prior to the second anniversary of the Distribution Date the Holders executing the Election Request cease to own registrable securities constituting at least fifteen percent (15%) of the outstanding Common Stock of the Company. If no effective Election Request is delivered to the Secretary of the Company at the Company's principal executive offices not more than on hundred twenty (120) nor less than ninety (90) days prior to said second anniversary of the Distribution Date or if, prior to the second anniversary of the Distribution Date, the Election Request ceases to be effective, the Holders shall have no further rights under this Section.

          9.7. Provided the Certificate Amendment has been adopted and approved, upon receipt of an effective Election Request, unless and until it becomes ineffective, the Board of Directors of the Company shall call a meeting of the stockholders of the Company to beheld as closely as practicable to the second anniversary of the Distribution Date (which meeting may be the annual meeting of stockholders) (the "Stockholders Meeting"), at which meeting the stockholders of the Company shall be entitled to vote to fill vacancies and/or newly-created positions on the Board of Directors of the Company, which vacancies and/or newly created positions, when filled, will constitute a majority of the Company's Board of Directors.

          9.8.  Nothing in Section 9.6 or 9.7 hereof shall be deemed to
                           -----------    ---
amend, modify or waive any provisions of the By-Laws of the Company, including, without limitation, those regarding the manner in which stockholders of the Company may make proposals or nominations at meetings of such stockholders, all of which shall continue to be in full force and effect with respect to the Stockholders Meeting, if it is held. The provisions of By-Law 13 of the Company's By-Laws shall be in full force and effect with respect to all nominations to fill vacancies at the Stockholders Meeting, if it is held.

          Section 10.  Amendment, Modification and Waivers; Further
                       --------------------------------------------
Assurances.
- ----------

          10.1. This Agreement may be amended with the consent of the Company, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent of Holders owning Registrable Securities possessing a majority in number of the Registrable Securities than outstanding to such amendment, action or omission to act.

          10.2. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a wavier of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

          10.3. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

          Section 11.  Assignment; Benefit.  This Agreement and all of the
                       -------------------
provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, permitted assigns, executors, administrators or successors; provided, however, that except as specifically
                              --------  -------
provided herein with respect to certain matters, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by the Company without the prior written consent of Holders owning Registrable Securities possessing a majority in number of Registrable Securities then outstanding on the date as of which such delegation or assignment is to become effective. A Holder may Transfer its rights hereunder to a successor in interest to the Registrable Securities owned by such assignor only as permitted by Section 8.
                                   ---------

          Section 12.  Miscellaneous.
                       -------------

          12.1.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND
                 -------------
CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

          12.2.  Notices.  All notices and requests given pursuant to this
                 -------
Agreement shall be in writing and shall be made by hand-delivery, first-class mail (registered or certified, return receipt requested), confirmed facsimile or overnight air courier guaranteeing next business day:

          (a)  If to MK Rail, to:

               MK Rail Corporation
               1200 Reedsdale Street
               Pittsburgh, PA 15233
               Attention:  Chairman

               With a copy to:

               Michael A. Weiss, Esquire
               Deopken Keevican & Weiss
               37th Floor, USX Tower
               600 Grant Street
               Pittsburgh, PA 15219

          (b)  If to MKO or MKC, to:

               Morrison Knudsen Corporation
               720 Park Boulevard
               Boise, Idaho
               Attention:  President

               With a copy to:

               Robert Dean Avery, Esq.
               Jones, Day, Reavis & Pogue
               Suite 4600
               555 West Fifth Street
               Los Angeles, CA 90013-1025

          (c)  and if to any other Holder, to:

               the address set forth in the relevant
               agreement in the form of Exhibit A
                                        ---------
               whereby such party became bound by
               the provisions of this Agreement.

Except as otherwise provided in this Agreement, the date of each such notice and request shall be deemed to be, and the date on which each such notice and request shall be deemed given shall be: at the time delivered, if personally delivered or mailed; when receipt is acknowledged, if sent by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next business day delivery.

          12.3.  Entire Agreement; Integration.  This Agreement supersedes
                 -----------------------------
all prior agreements between or among any of the parties hereto with respect to the subject matter contained herein, and this agreement embodies the entire understanding among the parties relating to such subject matter.

          12.4.  Injunctive Relief.  Each of the parties hereto acknowledges
                 -----------------
that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

          12.5.  Section Headings.  Section headings are for convenience of
                 ----------------
reference only and shall not affect the meaning of any provision of this Agreement.

          12.6.  Counterparts.  This Agreement may be executed in any number
                 ------------
of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument. All signatures need not be on the same counterpart.

          12.7.  Filing.  A copy of this Agreement and of all amendments
                 ------
thereto shall be filed at the principal executive office of the Company with the Secretary of the Company.

          12.8.  Termination.  This Agreement may be terminated at any time
                 -----------
by a written instrument signed by the parties hereto. Unless sooner terminated in accordance with the immediately preceding sentence, the parties' obligations under this Agreement (other than Section 7 hereof) shall
                                                      ---------
terminate in their entirety on the fifth anniversary of the Distribution
Date.

          12.9.  Attorneys' Fees.  In any action or proceeding brought to
                 ---------------
enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys' fees (including any fees incurred in any appeal) in addition to its costs and expenses and any other available remedy.

          12.10.  No Third Party Beneficiaries.  Nothing herein expressed or
                  ----------------------------
implied is intended to confer upon any person, other than the parties hereto or their respective permitted assigns, successors, heirs and legal representative and other than parties entitled to indemnification under
Section 7 hereof, any rights, remedies, obligations or liabilities under or
- ---------
by reason of this Agreement.

          IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

                                   MK RAIL CORPORATION



                                   By:___________________________
                                        John C. Pope, Chairman



                                   MORRISON KNUDSEN CORPORATION


                                   By:___________________________
                                   Name:
                                   Title:


          IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

                                   MK RAIL CORPORATION



                                   By:___________________________
                                        John C. Pope, Chairman



                                   MORRISON KNUDSEN CORPORATION


                                   By:___________________________
                                           Stephen G. Hanks
                                        Executive Vice President,
                                          Chief Legal Officer and
                                          Secretary


                                                                    EXHIBIT A


                            AGREEMENT TO BE BOUND
                        BY THE STOCKHOLDERS AGREEMENT
                        -----------------------------


          The undersigned, being the proposed transferee of ____ shares of the common stock, $.01 par vale per share (the "Common Stock"), of MK Rail Corporation, a Delaware corporation (the "Company"), as a condition to the receipt of such Common Stock, acknowledges that matters pertaining to the registration, voting and transfer of such Common Stock, acknowledges that matters pertaining to the registration, voting and transfer of such Common Stock is governed by the Stockholders Agreement dated as of _______, 1996 (the "Agreement") initially among the Company and Morrison Knudsen Corporation, an Ohio corporation, and the undersigned hereby (1) acknowledges receipt of a copy of the Agreement, and (2) agrees to be bound as a Holder by the terms of the Agreement, as the same has been or may be amended from time to time.


          Agreed to this __ day of __________, ______.



                                                  _________________________


______________________________*


______________________________*





*Include address for notices.


                                                              DRAFT - 7/24/96

                     AMENDMENT TO STOCKHOLDERS AGREEMENT
                     -----------------------------------

     This Amendment to Stockholders Agreement (the "Amendment"), dated as of July __, 1996, between MK Rail Corporation, a Delaware corporation ("MK Rail"), and Morrison Knudsen Corporation, an Ohio corporation ("MKO").

     WHEREAS, in connection with the reorganization of Morrison Knudsen Corporation, a Delaware corporation ("MK"), in a case filed under Title 11 of the United States Bankruptcy Code, as amended (the "Bankruptcy Code"), MK Rail and MKO executed and delivered a Stockholders Agreement (the
"Agreement") dated as of June 20, 1996; and

     WHEREAS, the Agreement contains certain agreements regarding the registration and voting of restricted shares of common stock of MK Rail held by MKO which stock it was contemplated would be distributed to certain creditors of MK and MKO; and

     WHEREAS, as a result of negotiations between MK and equity holders of MK, it is contemplated that MK's plan of reorganization will be amended so that it provides for rights or options to be granted to equity holders of MK which will permit them, subject to satisfaction of certain conditions, to receive a portion of the restricted shares of common stock of MK Rail held by MKO; and

     WHEREAS, MK has made a motion (an "1145 Motion") requesting that the Bankruptcy Court having jurisdiction over MK's bankruptcy proceeding issue an order (an "1145 Order") providing that the offering, issuance, sale and distribution by MKO of the common stock of MK Rail qualifies for the exemption (the "1145 Exemption"), available under Section 1145(a) of the Bankruptcy Code, from the registration requirements of the Securities Act of 1933, as amended; and

     WHEREAS, the Securities and Exchange Commission has stated that it will not object to the 1145 Motion; and

     WHEREAS, the parties wish to amend the Agreement as set forth herein to make certain changes thereto necessitated by the possibility that equity holders of MK may acquire some restricted shares of Common Stock and that the 1145 Motion has been made;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. The term "Rights Plan Amendments" is hereby amended and restated in its entirety so it means the Second Amendment to Rights Agreement dated as of June 20, 1996 and the Third Amendment to Rights Agreement of even date herewith between MK Rail and Chase Mellon Shareholder Services, L.L.C., formerly known as Chemical Mellon Shareholders Services, L.L.C.

     2. The following language is added at the end of the last sentence of the definition of "Registrable Securities" in Section 1.1 of the Agreement:

     or in "ordinary trading transaction" within the meaning of Section 1145(b)(1) of the United States Bankruptcy Code, as amended (the "Bankruptcy Code").

     3.  The reference to "creditors of MK" in the definition of "Shares" in
Section 1.1 of the Agreement is hereby changed to a reference to "persons."

     4. The first sentence of Section 8 of the Agreement is hereby amended in its entirety to read as follows:

     Notwithstanding anything in this Agreement to the contrary, no
Holder may Transfer any shares of Common Stock to any Person, except as set forth in the last paragraph of this Section 8, unless prior to any
                                    ---------
such Transfer such Person has executed an agreement (in the form of Exhibit A hereto) to be bound, or has otherwise been effectively bound
   ---------
pursuant to the Plan, by the provisions of this Agreement.

     5. The last sentence of Section 8 of the Agreement is hereby amended, restated and replaced in its entirety by the following sentences:

     MKO may distribute shares of Common Stock to equity holders of MK provided that (a) the 1145 Order has been issued and is in full force and effect and is not the subject of a pending appeal at the time the Common Stock is distributed and (b) each equity holder receiving such Common Stock has executed an agreement (in the form of Exhibit A hereto) to be bound, or
                                          ---------
has otherwise been effectively bound pursuant to the Plan, by the provisions of this Agreement. No distribution of Common Stock to equity holders or any other party in a distribution that qualifies for the 1145 Exemption shall excuse any party from or be deemed to constitute a release of the transfer restrictions and legending requirements set forth in this Section 8, except
                                                          ---------
as set forth in the last sentence of this paragraph, and all Common Stock so distributed shall after such distribution be subject to said transfer restrictions and legend requirements as well as all other terms and conditions hereof. The foregoing transfer restrictions and legend shall be removed in connection with any sale of Common Stock to the public pursuant to an effective registration statement or pursuant to Rule 144 or any similar rule promulgated by the Commission under the Securities Act, or in "ordinary trading transactions" within the meaning of Section 1145(b)(1) of the Bankruptcy Code, in each case so long as the specific identities of the Transferees are not known to the Holders selling such shares prior to such sale and so long as the Transferees are not assigned and do not receive any rights under this Agreement. The Company may also put following legend on certificates of stock held by Transferees of MKO and their Transferees that are bound to the terms of this Agreement:

          THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE
NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. SUCH SHARES OF STOCK MAY NOT BE TRANSFERRED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, (2) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR (3) IF THE STOCK HAS BEEN RECEIVED BY THE HOLDER HEREOF IN A DISTRIBUTION THAT QUALIFIES FOR THE EXEMPTION, AVAILABLE UNDER SECTION 1145(A) OF THE UNITED STATES BANKRUPTCY CODE, AS AMENDED (THE "BANKRUPTCY CODE"), TO THE REGISTRATION REQUIREMENTS OF THE ACT, IN ORDINARY TRADING TRANSACTIONS WITHIN THE MEANING OF SECTION 1145(b)(1) OF THE BANKRUPTCY CODE.

     6. All terms and provisions of the Agreement, as amended hereby, shall continue to be in full force and effect.

     IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first set forth above.

                                   MK RAIL CORPORATION


                                   By:_________________________________
                                   Title:_______________________________



                                   MORRISON KNUDSEN CORPORATION


                                   By:_________________________________
                                   Title:_______________________________




                                                                    EXHIBIT 3

                              POWER OF ATTORNEY

     The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Corporation"), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at World Financial Center, North Tower, New York, New York 10281, does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, Katherine H. Zrike, or any other individual from time to time elected or appointed as Secretary or an Assistant Secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original copies or electronic filings of Securities and Exchange Commission
Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(f) of the Act and the regulations thereunder, any number, as appropriate, of original copies or electronic filings of Securities and Exchange Commission Schedule 13F Reports of Institutional Investment Managers (together with any amendments thereto), (iii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original copies or electronic filings of any forms (including, without limitation, Securities and Exchange Commission Forms 3,
4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iv) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 12th day of January, 1996.


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Rosemary T. Berkery
    -----------------------
Name:   Rosemary T. Berkery
Title:  Senior Vice President